UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 23, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

December 23, 2019

To whom it may concern,

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

Stock Code: 3938 (First Section of the

Tokyo Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement of Opinion Regarding the Planned Commencement of the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER Corporation,
the Controlling Shareholder of LINE Corporation

LINE Corporation (the “Company”), SoftBank Corp. (CEO and Representative Director: Ken Miyauchi) (“SoftBank”), NAVER Corporation (“NAVER,” and together with SoftBank, the “Tender Offerors” (Note)) (President and CEO: Han Seong-sook), which is the Company’s controlling shareholder, and Z Holdings Corporation (President and Representative Director: Kentaro Kawabe) (“ZHD”), a consolidated subsidiary of SoftBank, agreed on the business integration of the Company and its subsidiaries and ZHD and its subsidiaries, founded upon a spirit of equality (the “Business Integration”), and entered into a legally non-binding memorandum of understanding concerning the Business Integration (the “Integration MOU”) with respect to a series of transactions relating to the Business Integration on November 18, 2019, as announced by the Company and ZHD on that day in the press release entitled “Announcement Regarding Capital Alliance MOU on Business Integration.”

(Note)	According to NAVER, it may implement the Tender Offer (defined below) through a new or existing subsidiary of which NAVER directly holds all the outstanding shares (excluding treasury shares) or interests (such subsidiary and NAVER are collectively referred to as the “NAVER Party”). The entity that will carry out the Tender Offer (defined below) in Japan and in the United States on NAVER’s side will be disclosed in a press release concerning the commencement of the Tender Offer.

As announced by the Company and ZHD today in the press release entitled “Announcement Regarding Definitive Agreement on Business Integration” (the “Definitive Integration Agreement Press Release”), the Company, the Tender Offerors and ZHD entered into a business integration agreement, a definitive agreement regarding the Business Integration (the “Definitive Integration Agreement”) today pursuant to the resolutions of the respective boards of directors meetings of the Company, NAVER and ZHD, and the board of directors of SoftBank, duly authorizing its Representative Director, President and CEO, which each of the four companies held today.

Furthermore, the Company resolved at its Board of Directors meeting held today to express, with respect to the tender offers to be made jointly by the Tender Offerors, consisting of (i) a tender offer to be carried out in Japan pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended from time to time, the “Act”) to acquire all outstanding shares of common stock (the “Company Common Shares” (Note)), the Share Options and the Convertible Bonds (as “Share Options,” “Convertible Bonds” and each share option and convertible bond is defined in “2. Purchase Price” ) (the Common Shares, together with the Share Options and the Convertible Bonds (other than those owned by NAVER or owned by the Company as treasury shares), being referred to as the “Company Shares”) of the Company (the “Japan Tender Offer”), and (ii) a tender offer to be carried out in the United States pursuant to the U.S. Securities Exchange Act of 1934 (as amended from time to time, the “Exchange Act”), which also includes the American depositary shares, each representing one Company Common Share (the “American Depositary Shares,” together with the Company Shares, the “Target Shares”) (the “U.S. Tender Offer”; and together with the Japan Tender Offer the “Tender Offer”), the Company’s opinion as of today that, in the event that the Tender Offer is commenced, it will: express an opinion endorsing the Tender Offer, recommend that the Company’s shareholders and the holders of the American Depositary Shares tender their Company Common Shares in the Tender Offer, and defer to the judgment of the holders of the Share Options (the “Share Option Holders”) and Convertible Bonds (the “Convertible Bond Holders”) regarding whether or not to tender their Share Options and Convertible Bonds in the Tender Offer.

(Note)	We are told that whether it is possible from an operational perspective for the Japan Tender Offer to cover the American Depository Shares, and, if possible, the specific scope and the procedures, etc. for their tender, is currently being confirmed with the Tender Offerors, and notice of the specific handling will be provided by the time of the commencement of the Tender Offer.

The commencement of the Tender Offer is conditioned on the satisfaction of the Conditions Precedent (as defined below in “(7) Important Agreement Concerning the Tender Offer” of “3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer”) under the Definitive Integration Agreement, and the commencement of the U.S. Tender Offer is conditioned on the commencement of the Japan Tender Offer. According to “Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)” issued by the Tender Offerors today, the Tender Offer is expected to be carried out promptly upon the satisfaction of the Conditions Precedent, including the completion of the procedures required in connection with the domestic and foreign competition authorities. As of today, the Tender Offerors are aiming to commence the Tender Offer between May and June 2020. However, it is difficult to accurately predict the period required for domestic and foreign competition authority procedures. Therefore, we are told that the details of the schedule of the Tender Offer will be announced as soon as they are decided.

Given the above, the Board of Directors of the Company also resolved at its meeting mentioned above that, as set out below in “③ Decision-making process leading to and reasons for the Company’s decision to endorse the Tender Offer” in “(2) Grounds and Reasons for the Opinion” within “3. Details of and Grounds and Reasons for the Opinion Regarding the Tender Offer,” before the Tender Offer commences, (i) it will request that the Special Committee established by the Company consider whether there are any changes to its opinion expressed to the Company’s Board of Directors today, and if there are no changes, the committee will advise the Board of Directors to that effect; and if there are any changes, the committee will issue a revised opinion reflecting such change, and (ii) the Company will express its opinion regarding the Tender Offer again when the Tender Offer is commenced based on the opinion of the Special Committee.

It is noted that the board of directors adopted the above resolution based on the assumption that it is contemplated that the Tender Offerors will become the sole shareholders of the Company through the Tender Offer and a series of subsequent procedures, and the Company Common Shares will be delisted.

1. Outline of the Tender Offerors

(1) Outline of SoftBank

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(1)	Company Name	SoftBank Corp.
(2)	Address	1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, Japan
(3)	Name and title of representative	Ken Miyauchi, Representative Director, President & CEO
(4)	Description of business	Provision of mobile communications services, sale of mobile devices, provision of fixed-line telecommunications and ISP
(5)	Capital	JPY 204,309 million
(6)	Founded	December 9, 1986
(7)	Major shareholders and shareholding ratio (As of September 30, 2019)	SoftBank Group Japan Corporation	66.77%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	2.13%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.64%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.81%
		Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.57%
		Japan Trustee Services Bank, Ltd. (Trust Account 2)	0.50%
		STATE STREET BANK WEST CLIENT-TREATY 505234	0.50%
		Japan Trustee Services Bank, Ltd. (Trust Account 6)	0.35%
		STATE STREET BANK AND TRUST COMPANY 505103	0.30%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	0.30%
(8)	Relationship between the Company and the Tender Offeror (SoftBank)
	Capital relationship	Not applicable
	Personal relationship	Not applicable
	Business relationship	The Company is engaged in transactions with SoftBank with respect to the use of communications services, etc.
	Status as Related Party	SoftBank and the Company are not related parties to each other.

(2) Outline of NAVER

(1)	Name	NAVER Corporation
(2)	Address	NAVER Green Factory, 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea
(3)	Name and title of representative	Seongsook Han, President & CEO
(4)	Description of business	Provision of advertising services via the platforms such as the search engine NAVER and the mobile messenger application LINE, and content creation services, including those via NAVER Webtoon and V LIVE
(5)	Capital	16,481 million won (as of September 30, 2019)
(6)	Founded	June 2, 1999
(7)	Major shareholder and shareholding ratio (as of September 30, 2019)	National Pension Service of Korea	11.10%
		BlackRock Fund Advisors	5.03%
		Harris Associates	5.01%
(8)	Relationship between the Company and the Tender Offeror (NAVER)
	Capital relationship	NAVER is the parent company of the Company and holds 174,992,000 Company Common Shares (which represents 72.64% of the total number of issued shares of the Company (240,883,642 shares) as of June 30, 2019) and a portion of the Convertible Bonds.
	Personal relationship	Mr. Hae Jin Lee, an executive officer of NAVER, also serves as the chairman of the Board of Directors of the Company.
	Business relationship	The Company is engaged in transactions with NAVER with respect to advertising services, etc.
	Status as Related Party	NAVER is the parent company of the Company.
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2．Purchase Price

① Common stock                   JPY 5,380 per share

(Note 1)	According to the Tender Offerors, since the American Depositary Shares are traded only in the U.S. securities market and it has not been confirmed whether American Depositary Shares can be tendered in a Japan tender offer from an operational perspective, the American Depositary Shares may not be included in the types of the share certificates, etc. to be purchased through the Japan Tender Offer. However, we are told that since each of the American Depositary Shares can be converted into one share of Company Common Shares, holders of American Depositary Shares who desire to tender in the Japan Tender Offer instead of the U.S. Tender Offer can do so after converting the American Depositary Shares to Company Common Shares. While conversion procedures and costs are disclosed on the Form F-1 submitted by the Company to the Securities Exchange Commission (the “SEC”) on its website (www.sec.gov), the Tender Offerors request holders of the American Depositary Shares in the United States to confirm with the depositary financial institution. It is expected, we are told, that the U.S. Tender Offer that will be conducted in parallel with the Japan Tender Offer will be inclusive of the American Depositary Shares, and further that the purchase price per American Depositary Share in the U.S. Tender Offer will be set at the same price as the Japan Tender Offer Price (JPY 5,380). Since the settlement of the U.S. Tender Offer will be in U. S. dollars, the Tender Offerors expect to settle in U.S. dollars pursuant to the exchange rate calculation method that will be set in advance of the commencement of the U.S. Tender Offer. The procedures for tendering into the U.S. Tender Offer and other terms of the settlement are expected to be disclosed, we are told, on the SEC's website (www.sec.gov), etc. as soon as they are decided. We are told that, as of today, the Tender Offerors continue to confirm whether American Depository Shares can be included in the Japan Tender Offer from an operational perspective, and if so, the specific scope and procedures by which the Tender Offerors could accept tenders from American Depository Share holders. We are told that the Tender Offerors will inform you of the details of how this matter will be handled by the commencement of the Tender Offer.

②　Share Options

(i)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on December 11, 2013 (hereinafter, the “Fourth Series Share Options”)
(ii)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on December 11, 2013 (hereinafter, the “Fifth Series Share Options”)
(iii)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on December 11, 2013 (hereinafter, the “Sixth Series Share Options”)
(iv)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on February 5, 2014 (hereinafter, the “Seventh Series Share Options”)

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(v)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on February 5, 2014 (hereinafter, the “Eighth Series Share Options”)
(vi)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on August 1, 2014 (hereinafter, the “Tenth Series Share Options”)
(vii)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on August 1, 2014 (hereinafter, the “Eleventh Series Share Options”)
(viii)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on September 30, 2014 (hereinafter, the “Thirteenth Series Share Options”)
(IX)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on September 30, 2014 (hereinafter, the “Fourteenth Series Share Options”)
(X)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on January 30, 2015 (hereinafter, the “Sixteenth Series Share Options”)
(XI)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on January 30, 2015 (hereinafter, the “Seventeenth Series Share Options”)
(XII)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on January 30, 2015 (hereinafter, the “Eighteenth Series Share Options”)

(XIII)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on January 30, 2015 (hereinafter, the “Nineteenth Series Share Options”)

(XIV)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on June 26, 2017 (hereinafter, the “Twentieth Series Share Options”)
(XV)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on July 9, 2019 (hereinafter, the “Twenty-second Series Share Options”)
(XVI)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on July 9, 2019 (hereinafter, the “Twenty-third Series Share Options”)

(XVII)	JPY 1 per share option issued by resolution of the Board of Directors of the Target Company on July 9, 2019 (hereinafter, the “Twenty-fourth Series Share Options”, and the share options in (i) above to (XVII) are collectively referred to as “the Share Options”.

(Note 2)	In addition to the above, the Target Company resolved to issue “the Twenty-fifth Share Options of LINE Corporation” (hereinafter, the “Twenty-fifth Series Share Options”) at the meeting of the Board of Directors held on July 9, 2019. However, the Twenty-fifth Series Share Options are scheduled to be issued on April 3, 2020 and have not been issued as of today, so such Share Options are not included in the scope of the Share Certificate, etc. to be purchased in the Tender Offer. If the Twenty-fifth Series Share Options are issued as of the date of commencement of the Tender Offer, we are told that such Share Options are expected to be included in the scope of purchase. In such cases, the price of purchase will be JPY 1 per share option, the same as for the Share Options.

③ Convertible Bonds

(i)	JPY 7,203,820 against a face value of JPY 10,000,000 of Euroyen convertible bonds due 2023 issued pursuant to the resolution of the Board of Directors of the Target Company on September 4, 2018 (hereinafter, the “Convertible Bonds due 2023”)
(ii)	JPY 7,155,400 against a face value of JPY 10,000,000 of Euroyen convertible bonds due 2025 issued pursuant to the resolution of the Board of Directors of the Target Company on September 4, 2018 (hereinafter, the “Convertible Bonds due 2025” and together with the Convertible Bonds due 2023 stated in (i) above, the “Convertible Bonds”)

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3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer

(1) Details of the Opinion

The Company resolved at its Board of Directors meeting held today to express, with respect to the Tender Offer, the Company’s opinion as of today that, in the event that the Tender Offer is commenced, it will: recommend that the Company’s shareholders and the holders of the American Depositary Shares tender their shares in the Tender Offer and defer to the judgment of the Share Options Holders and Convertible Bond Holders regarding whether or not to tender their Share Options and Convertible Bonds in the Tender Offer, based on the grounds and reasons described in “(2) Grounds and Reasons for the Opinion ” below.

According to the Tender Offerors, the Tender Offer is expected to be implemented promptly upon the satisfaction of the Conditions Precedent. As of today, the Tender Offerors are aiming to commence the Tender Offer between May and June 2020. However, we are told that it is difficult to accurately predict the period required for domestic and foreign competition authority procedures.

Given the above, the Board of Directors of the Company also resolved at its meeting mentioned above that, as set out below in “③ Decision-making process leading to and reasons for the Company’s decision to endorse the Tender Offer” in “(2) Grounds and Reasons for the Opinion”, before the Tender Offer commences, (i) it will request that the Special Committee established by the Company consider whether there are any changes to its opinion expressed to the Company’s Board of Directors today, and if there are no changes, the committee will advise the Board of Directors to that effect; and if there are any changes, the committee will issue a revised opinion reflecting such change, and (ii) the Company will express its opinion regarding the Tender Offer again when the Tender Offer is commenced based on the opinion of the Special Committee.

The above resolution of the Board of Directors has been adopted in the manner described below in “⑦ Approval of all the directors of the Company without interests and the opinion of all the statutory auditors of the Company without interests that they have no objection” in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.”

(2) Grounds and Reasons for the Opinion

The descriptions regarding the Tender Offerors in “Grounds and Reasons for the Opinion” are based on explanations from the Tender Offerors.

①	Overview of the Tender Offer

According to the Tender Offerors, as of today, SoftBank is a subsidiary of SoftBank Group Corp. (“SBG”) which holds 66.49% of the voting rights of SoftBank through SoftBank Group Japan Corporation, its wholly owned subsidiary, and its shares are listed on the First Section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”). We are told that as of today, SoftBank does not hold any Target Shares and does not plan to acquire any Target Shares until the commencement of the Tender Offer. On the other hand, we are told that NAVER holds 174,992,000 Company Common Shares (Ownership Ratio (Note 1): 66.37%), 3,658 options related to the convertible bonds due 2023 (the total number of Company Common Shares to be issued upon exercise of such share options: 4,898,888 shares; Ownership Ratio: 1.86%), and 3,658 share options related to the convertible bonds due 2025 (total number of the Company Common Shares to be issued upon exercise of such share options: 4,865,655; Ownership Ratio: 1.85%) (Company Common Shares and the Convertible Bonds owned by NAVER are collectively referred to as “NAVER-Owned Company Shares.”).

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(Note 1)	“Ownership Ratio” is the percentage (in each case, rounded to two decimal places) against the total number of shares (263,668,029; hereinafter, the “Total Number of Voting Shares of the Company”), calculated by adding (i) the number of outstanding Company shares (240,961,642) as of September 30, 2019 as described in the quarterly securities report for the third quarter of the 20th fiscal year filed by the Company on November 8, 2019 (hereinafter, the “Company’s Quarterly Securities Report for the Third Quarter of the 20th Fiscal Year”), (ii) the number of Company Common Shares to be issued upon exercise of all of the Fourth Series Share Options (510), the Fifth Series Share Options (119), the Sixth Series Share Options (8), the Seventh Series Share Options (1,191), the Eighth Series Share Options (6), the Tenth Series Share Options (103), the Eleventh Series Share Options (138), the Thirteenth Series Share Options (116), the Fourteenth Series Share Options (118), the Sixteenth Series Share Options (91), the Seventeenth Series Share Options (980), the Eighteenth Series Share Options (447), the Nineteenth Series Share Options (6) and the Twentieth Series Share Options (12,621) that are exercisable as of today (3,178,600 shares) and (iii) the total (263,669,328 shares) number of Company Common Shares to be issued upon exercise of the share options attached to the convertible bonds due 2023 (3,658) and the share options attached to the convertible bonds due 2025 (3,658) held by the holders of the Convertible Bonds other than NAVER (9,764,543 shares) and the number of the Company Common Shares to be issued upon exercise of the share options attached to the convertible bonds due 2023 (3,658) and the share options attached to the convertible bonds due 2025 (3,658) held by NAVER (9,764,543 shares), and subtracting from that sum (iv) the number of the treasury shares held by the Company as of September 30, 2019 as described in the Company’s Quarterly Securities Report for the Third Quarter of the 20th Fiscal Year (1,299 shares). The Total Number of Voting Shares of the Company may change at the time of the commencement of the Tender Offer. Note that since the exercise period of each of the Twenty-second Series Share Options, the Twenty-third Series Share Options, Twenty-fourth Series Share Options and the Twenty-fifth Series Share Options issued by the Company starts from July 29, 2022, it is not assumed that share options other than the share options prescribed above as the share options exercisable as of today will become exercisable by the commencement of the Tender Offer (and during the period for purchase in the Tender Offer (hereinafter, the “Tender Offer Period”)).

The Tender Offerors, ZHD and the Company entered into the Definitive Integration Agreement as of today and have decided that the Tender Offerors will jointly carry out the Tender Offer for all of the Target Shares (excluding the NAVER-Owned Company Shares and the treasury shares held by the Company; the same applies hereinafter), as part of a series of transactions to realize the Business Integration, subject to the Conditions Precedent being satisfied. Also, following the Tender Offer, a series of procedures in order to take the Company private (such procedures and the Tender Offer are collectively referred to as the “Delisting Procedures”) is scheduled to be implemented. As for the details of the Definitive Integration Agreement, please refer to “(7) Important Agreement Concerning the Tender Offer”.

According to the Tender Offerors, since the Tender Offerors did not set an upper or lower limit of shares to be purchased in the Tender Offer, the Tender Offerors will purchase all of the Share Certificates, etc. tendered in the Tender Offer (hereinafter, the “Tendered Share Certificates, etc.”)  (Note 2). We are told that for each type of the Tendered Share Certificates, etc., SoftBank will purchase the number equivalent to 50% of the Tendered Share Certificates, etc., and the NAVER Party will purchase the number equivalent to the remaining 50% of the Tendered Share Certificates, etc., respectively (if there is a fraction in the number of any type of the Tendered Share Certificates, etc. that each of the Tender Offerors will purchase, the number of such type of the Tendered Share Certificates, etc. that SoftBank will purchase will be rounded up, and the number of such type of the Tendered Share Certificates, etc. that NAVER Party will purchase will be rounded down).

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(Note 2)	According to the Tender Offerors, since the American Depositary Shares are traded only in the U.S. securities market and it is not confirmed whether American Depositary Shares tendered in a Japan Tender Offer can be accepted from an operational perspective, it is possible that the American Depositary Shares may not be included in the types of Share Certificates, etc. to be purchase through the Japan Tender Offer. Therefore, it may be the case that in the process of the Japan Tender Offer, only the tender of Company Shares will be accepted, and the tender of American Depositary Shares may not be accepted. However, the Tender Offerors will implement the U.S. Tender Offer, the target of which includes the American Depositary Shares, in parallel with Japan the Tender Offer, so even if holders of the American Depository Shares are unable to the tender in Japan Tender Offer, we understand that it is planned plan is that they will be able to tender in the U.S. Tender Offer. In addition, we understand that since each of the American Depositary Shares can be converted into one share of Company Common Shares, the holders of the American Depositary Shares who desire to tender in Japan the Tender Offer instead of the U.S. Tender Offer can tender in the Japan Tender Offer after converting the American Depositary Shares to Company Common Shares. We are told that although the procedures and fees for the conversion are disclosed on Form F-1, etc., which was filed with the SEC by the Company and is disclosed on the SEC’s website (www.sec.gov), etc., confirmation of these matters with the depositary financial institution would be appreciated. As of today, the Tender Offerors continue to confirm whether the American Depository Share can be included as a target of the Japan Tender Offer, and if so, the specific scope and procedures for the Tender Offerors to accept the tenders from holders of the American Depository Share. Please be informed of the specific treatment by the commencement of the Tender Offer.

According to the Tender Offerors, when carrying out the Tender Offer, the Tender Offerors will carry out the U.S. Tender Offer, the target of which includes the American Depositary Shares. The U.S. Tender Offer is expected to be implemented on terms and conditions that are substantially the same as the terms and conditions of the Japan Tender Offer to the extent possible in light of the Exchange Act and the tender offer practices in the United States. As of today, the terms and conditions that can specifically be set for the U.S. Tender Offer are to be confirmed. The purchase price of each American Depositary Share for the U.S. Tender Offer is expected to be set as the same (JPY 5,380) as the price of the Company Common Shares for the Japan Tender Offer (the “Tender Offer Price”), but since the settlement of the U.S. Tender Offer will be made in U.S. dollars, such settlement will be made in U.S. dollars by applying the exchange rate determination method that will be set at the commencement of the U.S. Tender Offer. We are told the details of the terms and conditions of the U.S. Tender Offer will be disclosed at the time of implementing the Tender Offer.

According to the Tender Offerors, in the event that the Tender Offerors are unsuccessful in acquiring all of the Target Shares through the Tender Offer, the Tender Offerors intend to implement the series of procedures described in “(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)” below.

We are told that the Tender Offer is expected to be carried out as part of the Business Integration, and the Tender Offerors, ZHD and the Company plan to implement the series of transactions described in “(i) Method of the Business Integration” in “(7) Important Agreements Concerning the Tender Offer” below following the Tender Offer. For the details of the Business Integration, please refer to the Definitive Integration Agreement Press Release.

② Purpose and Background of the Tender Offer

(i) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer

A.                    Background and Reasons for the Tender Offer

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We are told that, SoftBank is a corporate group composed of SoftBank Group (SBG, its 1,302 subsidiaries and 423 affiliates (the number of companies as of the end of March 2019), the same applies hereafter), and the main businesses are “Consumer” (provision of mobile communications and broadband services and ancillary businesses for individual customers), “Corporate” (provision of telecommunications services and resolutions for corporate customers), “Distribution” (provision of direct sales and wholesale of IT products, mobile accessories, etc.), the Yahoo business (provision of e-commerce and advertising-related services, etc.) and other businesses (businesses not included in the aforementioned segments, such as provision of services of settlement agency and smartphone specialized securities). We are told that, under the management philosophy of “Information Revolution — Happiness for everyone,” SoftBank Group maximizes corporate value, aiming to become a corporate group that provides the most needed technologies and services to people around the world, and engages in a variety of businesses in the information technology field. Among others, having advanced sales and marketing know-how cultivated in the telecommunications field, by fully leveraging knowledge in world-class, cutting edge technology SoftBank Group as a whole was able to obtain, SoftBank’s strategy is to expand its customer base and establish a new revenue base while providing benefits not only to existing customers but also to society as a whole.

We are told that NAVER provides the most widely used web search engine in South Korea and the “NAVER” (www.naver.com) service, well known for its internet portal services. As of the end of September 2019 it was composed of 119 group companies. An “aggregation of global challenges” that continually provides innovative services to the global marketplace, NAVER provides not only a variety of innovative content, but also advanced technology platforms such as SNOW (video messaging app), NAVER WEBTOON (digital manga platform), and BAND (group social media platform). By focusing on new technology research and development, NAVER is positioning its strategy to lead new technology trends such as AI (Note 1), robotics, and Mobility (Note 2).

(Note 1)	AI is an abbreviation for Artificial Intelligence.

(Note 2)	Mobility refers to automated driving related technologies.

On the other hand, the Company is based on the mobile messenger platform “LINE,” and also provides content services such as games and music distribution services, as well as general services including advertising, mobile remittances, and payment services. The Company Group has made “CLOSING THE DISTANCE” its corporate mission, and is striving to create a world in which users will have seamless online and offline access to all the people, information and services they need in their daily lives, with LINE as the gateway. The Company uses the word “WOW” to express the core value necessary for realizing this mission. “WOW” refers to the “first experience that impresses users” and refers to a “surprise that people cannot help but share with their friends,” and the Company Group has positioned the pursuit of “WOW” as its strategy in order to continue to grow over the medium- to long-term and create social value.

The Company and the Tender Offerors believe that the social and industrial situations around us are changing in major ways globally and on a daily basis. In particular, overseas companies, mainly in the U.S. and China, dominate the internet market, and comparing the size of the companies, there is a significant gap from countries in Asia (excluding China) and Japan

Furthermore, the Company and the Tender Offerors believe that in Japan, there is a need to improve productivity due to the shrinking labor force, and to respond swiftly to natural disasters, and we believe that the use of AI and technology in these fields has great potential.

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According to the Tender Offerors, under these circumstances, through further expanding the telecommunications business, growth of Yahoo (ZHD) and expanding into new fields, under the “Beyond Carrier” strategy which aims to achieve sustainable growth, SoftBank goes beyond its role as a telecommunications carrier, and, through collaboration with each group company and prominent companies in which it has invested, aims to develop new businesses that leverage cutting-edge technology such as AI and IoT (Note 3). In addition, NAVER aims to transform and innovate its state-of-the-art technological platforms in order to provide services that transcend the boundaries of South Korea’s largest search portal engine. According to the Tender Offerors, this Business Integration aims for ZHD Group (the corporate group consisting of ZHD, its 79 subsidiaries and 26 affiliates (as of September 30, 2019), same applies hereafter) with its loyal user base (average number of users 60,743,000 per month, 140 million MAU in total across all the applications), having a variety of services in Japan and rich assets (total of JPY 2,795,895 million in consolidated assets), and the Company Group (which consists of the Company, its 64 subsidiaries and 68 affiliates) with a customer base of 82 million active users per month in Japan and 104 million active users per month abroad, and with a rich lineup, to integrate management resources, and, by strengthening each business domain and investing in growth of new business domains, provide convenient experiences to Japanese user and update Japan’s society and industries; and, by expanding this innovative model to Asia and further to the world, become a leading company to lead the world from Japan and Asia. Regarding this Business Integration, the Tender Offerors, ZHD and the Company are expecting to collaborate in a variety of fields, including AI, search, communications, advertising, payments, and communications. According to the Tender Offerors, SoftBank, through further growth of ZHD which plays a key role in its “Beyond Carrier” strategy, and through creating new business opportunities in the 5G era, and NAVER, through accelerating the growth of Fintech services (Note 4) utilizing cutting-edge technologies and through establishing its position as a leading IT company based on AI technologies, consider this a significant transaction that will contribute to increasing the corporate value of both SoftBank and NAVER.

(Note 3)	IoT is an abbreviation for Internet of Things, in which goods communicate via internet.

(Note 4)	Fintech is a term made from combining Finance and Technology. It refers to activities aimed at resolving inefficiencies in existing financial services and providing innovations in financial services by utilizing smart devices such as smartphones and tablets, as well as big data utilization technologies.

The Companies are undertaking the Business Integration in the spirit of equal partnership, with the aim of taking a great leap forward to become a corporate group capable of facing and prevailing against fierce competition in Japan and the global market through the ZHD Group and the Company Group bringing together their respective businesses’ resources, as well as pursuing synergies in their respective business domains and investing in businesses with the aim of growing in AI, commerce, Fintech, advertising, O2O, and other new business domains in the Integrated Company Group (which consists of ZHD as the integrated company after the Business Integration, as well as the entities that will become its subsidiaries and affiliates, namely ZHD Group other than ZHD and Company Group).

(Note 5)	O2O (O-to-O) is an abbreviation of Online to Offline, and refers to programs where online (internet) information affects offline (real-world) purchasing activities.

Through this Business Integration, the Integrated Company Group brings together the management resources of the ZHD Group and the Company Group, by combining the ZHD Group slogan of “Make our users’ lives convenient to a surprising (!) extent” and the Company Group’s value standard of “WOW,” to provide a richer and more convenient life to users through AI and internet-based technologies.

The Integrated Company Group will first update Japanese society and industry by providing the best user experience in Japan, then expanding into Asia, and then to the rest of the world, with the aim to become the “AI Tech company leading the world from Japan and Asia.”

B. Background to the execution of the Integration MOU

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Under the background as described above, SoftBank, ZHD, NAVER and the Company began discussions on various possibilities, including business alliances, in mid-June 2019. After that, and since around early August of the same year, the four companies began in earnest to engage in broad-ranging discussions and meetings to understand all of their available options, focusing on the feasibility of the Business Integration and the methods for its achievement, while fully bearing in mind potential restrictions, etc. under applicable foreign and domestic laws and regulations. In the course of these discussions, from mid- to late August, the four companies decided to conduct a series of initial discussions, focusing on the feasibility of a series of transactions as a method of conducting the Business Integration, including a tender offer with respect to the Company jointly conducted by the Tender Offerors, an absorption-type company split in which the Company will transfer all of its business to a wholly owned subsidiary newly established by the Company (hereinafter, the “LINE Successor”), and a share exchange in which ZHD becomes the share exchange wholly-owning parent company, LINE Successor becomes the share exchange wholly-owned subsidiary, and the consideration is ZHD shares (hereinafter, the “Share Exchange”), etc. In early September 2019, each party shared an understanding of the significance of the transaction, and decided to conduct further deliberations including the carrying out of due diligence. As a result, from late September to early November 2019, discussions on the objectives of the Business Integration including synergies continued and due diligence on the Company by the Offerors and ZHD and due diligence on ZHD by NAVER and the Company were conducted. As a result of this process, a basic common understanding was reached among the four companies that the method described in “① Overview of the Tender Offer” above including the take-private of the Company by SoftBank and NAVER was to be mainly considered. Accordingly, as announced in “Announcement Regarding Capital Alliance MOU on Business Integration” disclosed on November 18, 2019, the Company and ZHD, as of the same date, executed the Integration MOU. On the same day, the Offerors submitted to the Company a letter of intent regarding a proposal concerning the Tender Offer as a step towards the transactions for realizing the Business Integration. In the letter of intent, the Tender Offerors proposed to the Company that the Tender Offer Price be 5,200 per Company Common Share, taking into account Business Integration synergies and premiums associated with the transfer of control.

C.       Background to the Execution of the Definitive Integration Agreement and the Implementation of the Tender Offer

After execution of the Integration MOU, SoftBank, ZHD, Naver, and the Company carried out further examination of the details of the series of transactions relating to the Business Integration and the methods of the procedures, working towards execution of the Definitive Integration Agreement. After completing such examination, the four companies reached agreement regarding the methods for carrying out the Business Integration set forth below in“① Method of the Business Integration”in the overview of “(7) Important Agreements Concerning the Tender Offer” including the Tender Offerors delisting the Company, and therefore the Company and ZHD gave notice thereof in the Definitive Integration Agreement Press Release issued today, and as of today entered into the Definitive Integration Agreement. In parallel with the aforementioned examination, the Tender Offerors have held multiple discussions and negotiations with the Company from early December 2019 regarding the Tender Offer Price. Specifically, the Company received a Tender Offer Price proposal of JPY 5,200 on December 10, 2019, and another Tender Offer Price proposal of JPY 5,320 on December 18; however, the Company determined that neither of those the proposed Tender Offer Prices were sufficient, and the Company requested that the Tender Offerors reconsider their proposal. Based on these negotiations, the Company received a final Tender Offer Price proposal of JPY 5,380 from the Tender Offerors on December 23, 2019. Subsequently, as a result of such discussions and negotiations, the Tender Offerors and the Company agreed on a Tender Offer Price of JPY 5,380 per share on December 23, 2019, and made the decision to implement the Tender Offer pursuant to the resolutions of the respective boards of directors of the Company, NAVER and ZHD and the board of directors of SoftBank, duly authorizing its Representative Director, President and CEO, which each of the four companies held today.

(ii) Management policy after the Tender Offer

This Tender Offer is to be conducted as part of the Business Integration, and after the Tender Offer, it is expected that ZHD and the Company will conduct a series of transactions as described in “① Method of the Business Integration” in the overview of “(7) Important Agreements Concerning the Tender Offer” below. Please refer to the Definitive Integration Press Release for basic policies and other details after the Business Integration.

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③          Decision Making Process and Reasons for the Company Approving the Tender Offer

As discussed above in “(i) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer” of “② Purpose and Background of the Tender Offer,” SoftBank, ZHD, NAVER, and the Company, began discussions on various possibilities, including business alliances, in mid-June 2019. After that, since around early August of the same year, the four companies have discussed and examined a wide range of options regarding Business Integration feasibility and means, bearing in mind limitations, etc. under applicable domestic and overseas laws and regulations.

As a result, a fundamental common understanding was reached among the four companies that the method described in “① Overview of the Tender Offer” above including the privatization of the Company by the Joint Offerors, was to be mainly considered, and the Integration MOU was executed as of November 18, 2019. On the same day, the Joint Offerors submitted to the Company a letter of intent regarding the proposal of the Tender Offer for transactions in furtherance of realizing the Business Integration, proposing a Tender Offer Price of 5,200 per Company Common Share.

In the course of such discussions and considerations, the Company determined that there was a structural conflict of interest between the Company’s controlling shareholder, NAVER, and the Company’s minority shareholders in carrying out the Business Integration and similarly there were issues regarding asymmetrical information, and therefore the Company began to implement a framework for conducting examination and negotiation, etc. of the Business Integration independently from NAVER, from the standpoint of improving the Company’s corporate value and securing the interests of the Company’s general shareholders, to ensure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration.

Specifically, as discussed below in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ④ Establishment of a Special Committee in the Company,” the Company established a special committee on October 15, 2019, which consists of three persons, Rehito Hatoyama (Chair of the Special Committee), Tadashi Kunihiro and Koji Kotaka, who have no interests with the Tender Offerors, ZHD, or the Company, are the outside directors of the Company and about whose status as independent officers the Tokyo Stock Exchange has been notified, and are deemed to have the experience and eligibility necessary to consider the Business Integration (the “Special Committee”). In considering the Business Integration, the Company consulted with the Special Committee with respect to (i) whether the Business Integration facilitates the improvement of corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the appropriateness of the terms and conditions of the Business Integration is ensured, and (iv) whether it is considered based on the above (i) to (iii) that the Business Integration is disadvantageous to the minority shareholders of the Company.

After the proposal of the Tender Offer from the Tender Offerors, given that the Delisting Procedures will fall within transactions with a controlling shareholder, as provided in the Securities Listing Regulations of the Tokyo Stock Exchange, in the future if the Delisting Procedures including the Tender Offer are implemented, the Company continued to consult with the Special Committee, and made the following resolutions at the meeting of the Board of Directors held on November 18, 2019, changing the matters about which to consult with the Special Committee to (i) whether the Business Integration facilitates the improvement of corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the appropriateness of the terms and conditions of the Delisting Procedures, including the Tender Offer Price of the Tender Offer, are ensured, (iv) whether it is considered based on (i) to (iii) above that the Business Integration is disadvantageous to the minority shareholders of the Company, and (v) whether it is believed that it is reasonable to announce the opinion endorsing the Tender Offer by the Board of Directors of the Company and recommend that the Company’s shareholders tender in the Tender Offer. The Board of Directors will accurately understand and comprehend the judgement of the Special Committee, and make decision with respect to the Business Integration including the Tender Offer with the highest regard for the contents of the decision of the Special Committee; and the Board of Directors will not agree to the Tender Offer if the Special Committee determines that the execution or the terms and conditions of the Tender Offer are not valid.

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Furthermore, as discussed below in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ⑤Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm” and “⑥Acquisition of advice from independent law firms for the Special Committee,” the Special Committee appointed Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch Japan”) as a financial advisor and Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) as legal advisors, respectively independent from the Tender Offerors, ZHD, and the Company.

As explained below in “(3) Matters Concerning the Valuation” and “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ③ Acquisition of advice from an independent law firm by the Company,” the Company has appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) as a financial advisor and third-party valuation organization and Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) as legal advisors, each independent from the Tender Offerors, ZHD, and the Company.

The Company received an initial proposal from the Tender Offerors on November 18, 2019, involving a Tender Offer Price of 5,200, and subsequently continued to discuss and negotiate the terms of the Delisting Procedures including the Tender Offer Price with the Tender Offerors. Specifically, the Company received a proposal of a Tender Offer Price of JPY 5,200 on December 10, 2019, the Tender Offer Price proposal of 5,320 on December 18, however, the Company determined those the proposed Tender Offer Price is not sufficient and the Company requested the Tender Offerors reconsider the proposal. Based on these negotiations, the Company received a final Tender Offer Price proposal of JPY 5,380from the Tender Offerors on December 20, 2019.

In the above examination and negotiation process, with respect to material aspects, the Company made timely reports to the Special Committee, decided negotiation policies based on directions and requests from the Special Committee, and as necessary, the Special Committee sat in on negotiations between the Company and the Tender Offerors. Firstly, with respect specifically to the negotiation policy regarding the Delisting Procedures, the Company provided advance explanations to the Special Committee, and as the Special Committee requested the Company to increase the Tender Offer Price based on the stand-alone share price of the Company and the premiums in similar case studies, the Company decided its negotiation policy based on such request. The Special Committee also sat in on negotiations regarding the Delisting Procedures between the Company and the Tender Offerors on three occasions, and the Special Committee voiced its opinion so that the Special Committee’s request would be clearly communicated to the parties.

On December 23, 2019, given assumptions about certain conditions, the Company received a report from the Special Committee to the effect that ①the Business Integration, including the Tender Offer, can be seen as contributing to an increase in corporate value and being for a reasonable purpose; ② the procedures for carrying out the Business Integration, including the Tender Offer, can be seen as having ensured fairness; ③ the terms of the Delisting Procedures, including the Tender Offer, including the price paid in the Tender Offer (but excluding the price of the Share Options and Convertible Bonds) can be seen as having ensured appropriateness; ④ taken in light of ① through ③ together, the resolutions of the Company’s Board of Directors, including the announcement of the opinion approving the Business Integration and the Business Integration including the Delisting Procedures using a share consolidation or other methods after the Tender Offer can be considered as not adverse to the interests of the Company’s minority shareholders; and ⑤ it can be considered reasonable for the Company’s Board of Directors to express its opinion in support of the Tender Offer, and recommend that the Company’s shareholders and American Depositary Share holders tender their shares in response to the Tender Offer. (the “Report”) (please see “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ④ Establishment of a Special Committee in the Company” for an outline of the Report). Please note that, together with the Report, the Special Committee submitted to the Company a share valuation report regarding the results of calculations of the value of Company Common Shares submitted to the Special Committee by Merrill Lynch Japan as well as a written opinion stating that the Tender Offer Price for the Company Common Shares etc. (as defined below in (6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ⑤ Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm”) is fair to the Company’s general shareholders of the Company Common Shares etc. (excluding the Tender Offerors and their related companies) from a financial perspective, both dated as of December 23, 2019 (the “Merrill Lynch Japan Valuation Report”) and a written opinion to the effect that the Tender Offer Price was fair to the Company’s general shareholders from a financial perspective (fairness opinion) (the “Merrill Lynch Japan Fairness Opinion”) (please see “(6) Measures to Ensure the Fairness of the Joint Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ⑤ Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm”) below).

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With the background explained above, based on legal advice received from Anderson, Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), advice from J.P. Morgan from a financial perspective, the content of the share valuation report regarding the calculation of the value of the Company Common Shares received from J.P. Morgan as of December 23, 2019 (the “JPM Valuation Report”), a fairness opinion received from J.P. Morgan to the effect that, under certain conditions precedent, the purchase price of the Company Common Shares in the Tender Offer is fair from a financial perspective for the common shareholders of the Company, excluding the Tender Offerors and their related parties (the “JPM Fairness Opinion”), and the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion, the Company conducted a reasoned discussion and examination at the meeting of the Board of Directors of the Company held on December 23, 2019 of whether the Delisting Procedures, including the Tender Offer, serve to improve the corporate value of the Company and whether the transaction terms of the Delisting Procedures, including the Tender Offer, were appropriate, while giving full respect to the content of the Special Committee’s judgment stated in the Report.

Consequently, as stated above in “② Purpose and Background of the Tender Offer; (i) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer; C. Background to the Conclusion of the Definitive Integration Agreement and the Implementation of the Tender Offer,”the Company also came to the conclusion that by carrying out the Business Integration including the Tender Offer, the ZHD Group and the Company Group will integrate management resources, and, by strengthening business areas and investing in growth areas, respectively, the Company determined that it will serve to improve the corporate value.

The Company also determined from the following points, etc. that the Tender Offer Price of 5,380 yen per share was an appropriate price that ensured the benefit that should be received by the Company’s general shareholders and that the Company’s general shareholders are being provided with a reasonable opportunity to sell Company Common Shares with an appropriate premium.

(i)       The price is one that was agreed as a result of thorough, repeated negotiations with the Tender Offerors with the substantial involvement of the Special Committee, and subject to sufficient measures to ensure the fairness of the transaction terms pertaining to the Delisting Procedures, including the Tender Offer Price, stated in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.”

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(ii)       The price is above the valuation range of the valuation results based on the market share price analysis and within the valuation range of the discounted cash flow analysis (the “DCF Method”) of J.P. Morgan’s valuation of the Company Common Shares stated below in “(3) Matters Concerning the Valuation.” The fairness opinion has also been issued to the effect that the purchase price for Company Common Shares in the Tender Offer is fair for the Company’s common shareholders other than the Tender Offerors and their related parties, under certain conditions precedent.

(iii) The Tender Offer Price exceeds the top end of the range of the market price analysis in the Merrill Lynch Japan Valuation Report, and within the range of the DCF analysis of the valuation results of Company Common Shares by Merrill Lynch Japan pursuant to the Merrill Lynch Japan Valuation Report described below in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ⑤Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm”

(iv)       The price has a premium of 17.34% (rounded to three decimal places; same hereinafter when calculating the premium rate) compared to the closing price of Company Common Shares of JPY 4,585 on the First Section of the Tokyo Stock Exchange on November 13, 2019, which is regarded as not being influenced by speculative reports about the Business Integration by the media, a premium of 31.69% over the simple average closing price of JPY 4,085 (rounded to four decimal places; same hereinafter when calculating the simple average closing price) for the one month prior to November 13, 2019, a 36.75% premium over the simple average closing price of JPY 3,934 for the three months prior to November 13, 2019, and a 50.68% over the simple average closing price of JPY 3,570 for the six months prior to November 13, 2019, which are regarded as reasonable levels of premiums in case studies of other tender offers carried out for the purpose of delisting a subsidiary by a parent company.

(v)       As explained in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ④ Establishment of a Special Committee in the Company,” the Report obtained from the Special Committee also found that the price ensured appropriateness.

Therefore, the Company has determined that the Delisting Procedures serve to improve the corporate value of the Company and that the transaction terms of the Delisting Procedures including the Tender Offer Price are appropriate. The meeting of the Company’s Board of Directors held on December 23, 2019 passed a resolution that it would announce an opinion to the effect that the Board of Directors approves of the Tender Offer and recommends that the Company’s shareholders and holders of the American Depositary Shares tender their shares into the Tender Offer.

Additionally, as the Company has not examined the appropriateness of the purchase, etc. price for Share Options and Convertible Bonds, and as the Share Options were issued to directors and employees of the Company and its Subsidiaries and the purchase, etc. price is 1 yen per Share Option, the Board of Directors has resolved to leave it to the discretion of each holder of Share Options and Convertible Bonds as to whether to tender their Share Options and Convertible Bonds.

Please note that with respect to commencement of the Tender Offer, in the Definitive Integration Agreement, commencement is conditioned upon satisfaction of the Conditions Precedent, and the U.S. Tender Offer will only commence if the Japan Tender Offer commences. According to the press release “Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)” issued by the Tender Offerors as of today, they plan to implement the Tender Offer promptly once the Conditions Precedent, including completion of procedures, etc. with Japanese and foreign competition authorities, are satisfied, and as of today the Tender Offerors aim to commence the Tender Offer between May and June, 2020, but it is difficult to accurately estimate the time required for procedures, etc. with Japanese and foreign competition authorities.

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Therefore, the aforementioned meeting of the Company’s Board of Directors also passed a resolution that when the Tender Offer commences they will ask the Special Committee established by the Company to tell the Board of Directors whether there is any change in the Special Committee’s opinion the Report as of such date, and if there is no change, at the time that the Tender Offer commences, the Company will make an announcement to such effect, and if there is a change the Special Committee will be requested to state its changed opinion, and the Company will announce a new opinion regarding the Tender Offer based on such opinion of the Special Committee.

Please see “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest; ⑦ Approval of all the directors of the Company without interests and the opinion of all the statutory auditors of the Company without interests that they have no objection” for details of the decision-making process of the Board of Directors.

(3) Matters Concerning the Valuation

In examining the Tender Offer Price presented by the Tender Offerors and forming the opinion of the Company with respect to the Tender Offer, in order to secure the fairness of the opinion, in July 2019, the Company retained J.P. Morgan, a third party valuation agent independent from the Tender Offerors, ZHD and the Company, as its financial advisor and requested J.P. Morgan to provide the valuation of the Company Common Shares and also requested J.P. Morgan to provide a fairness opinion to the effect that the agreed price for share of the Company Common Shares in the Tender Offer in Japan and the U.S. (i.e., JPY 5,380 per share of the Company Common Shares, the same applies to this Section (3) “Matters Concerning Valuation”).

J.P. Morgan performed a market share price analysis on the Company Common Shares considering that the Company Common Shares are listed on the First Section of the Tokyo Stock Exchange, as well as the DCF MEthod based on the standalone business plan (not including the impact of this transaction) and financial projections prepared furnished to J.P. Morgan by the management of the Company in order to reflect the situation of the future LINE business into the valuation, and presented to the Company the JPM Valuation Report concerning the value of the Company Common Shares (the “Share Value”) dated December 23, 2019. Furthermore, J.P. Morgan presented the JPM Fairness Opinion dated December 23, 2019 to the Board of Directors of the Company, to the effect that the agreed price for the Company Common Shares in the Tender Offer in Japan and the U.S. is fair to the holders of Company Common Shares (except for the Tender Offerors and their affiliates) under a certain set of assumptions from a financial perspective. The JPM Valuation Report and JPM Fairness Opinion were provided solely for the benefit of the Board of Directors of the Company in connection with the evaluation of the Tender Offer and for information purposes in performing such evaluation. It should be noted that J.P. Morgan is not a related party of the Tender Offerors, ZHD or the Company and has no material interest in the proposed Business Integration including the Delisting Procedure.

Based on the JPM Valuation Report, the calculated ranges of per share value of the Company Common Shares stock based on each method are as indicated in the table below.

In light of an article speculating about the Business Integration having been published after Tokyo Stock Exchange market hours on November 13, 2019, in performing the market share price analysis, J.P. Morgan used November 13, 2019 as the base date (“JPM Base Date”), and reviewed the per share closing price trading data of the Company on the JPM Base Date and the average daily closing share prices of the Company on the Tokyo Stock Exchange for the one-month, three-month and six-month periods concluding on the JPM Base Date.

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The DCF Method was based on the business plan and financial projections of the Company for the fiscal year ending December 2019 through the fiscal year ending December 2029, earnings projections and investment plans as set forth in the business plans of the Company, the results of due diligence on and interviews with the Company, and other publicly available information and factors approved by the Company to be used by J.P. Morgan. In calculating the Share Value, a range of discount rates of either 6.0%~7.0% or 10.5%~12.5% depending on the business segment of the Company were applied to the free cash flows projected to be produced by each business segment of the Company for the periods after fiscal year ending December 2021, while a range of perpetual growth rates of 1.0%~2.0% were used to calculate the perpetual growth value. The business plan of the Company, which was used by J.P. Morgan for the purposes of the DCF Method with the approval of the Company, expects operating deficits for the fiscal years ending December 2019 and December 2020, due to investments and high marketing costs associated with the strategic businesses, and expects a substantial increase in its profits after the fiscal year ending December 2021 as a result of the improvement of the profitability due to, among other things, the decrease in marketing costs and positive impact from business investments. As Company Common Shares are listed on the New York Stock Exchange in addition to the Tokyo Stock Exchange, after carefully considering, among others, risks under U.S. securities regulations, it was decided that the business plan of the Company, upon which the DCF Method by J.P. Morgan is based, is not disclosed in this press release.

	Valuation method	Calculated range of per share values of Company Common Shares
1	Market Share Price Analysis	JPY 3,570 ~ JPY 4,585
2	DCF Method	JPY 4,371 ~ JPY 6,414

(Note)	In preparing the opinions contained in the JPM Fairness Opinion and conducting the share valuation of the Company Common Shares on which such opinions were based, including the JPM Valuation Report, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has it evaluated the creditworthiness of the Company under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and projections provided by the Company to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or projections relate. J.P. Morgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan has also assumed that the Tender Offer and any other transactions contemplated by the Definitive Integration Agreement (together, “ Tender Offer Transactions”) will be consummated as described in the Definitive Integration Agreement, that the Tender Offer and the U.S. Tender Offer shall be consummated on substantively the same terms and conditions in all material aspects, and that the final execution version of the Definitive Integration Agreement will not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan is not a legal, regulatory, tax or accounting professional and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Tender Offer Transactions will be obtained without any adverse effect on LINE or on the contemplated benefits of the Tender Offer Transactions.

The JPM Fairness Opinion and the results of the share valuation of the Company Common Shares on which the JPM Fairness Opinion was based was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of the JPM Valuation Report. It should be understood that subsequent developments may affect the JPM Fairness Opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such valuation results or opinion.

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The JPM Fairness Opinion was limited to expressing the opinion to the effect that the agreed price per Company Common Share in the Tender Offer in Japan and the U.S. is fair to the holders of the Company Common Shares (except for the Tender Offerors, and their affiliates) under a certain set of assumptions from a financial perspective, and J.P. Morgan expressed no opinion as to the fairness of the Tender Offer Price in the Tender Offer to the holders of any class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Tender Offer Transactions. Furthermore, neither the JPM Fairness Opinion nor the results of the share valuation of the Company Common Shares on which the JPM Fairness Opinion was based are intended to recommend a certain tender offer price to the Company, its Board of Directors, Tender Offerors or their Board of Directors, nor are they intended to advise that a certain tender offer price is the only appropriate tender offer price. J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Tender Offer Transactions, or any class of such persons relative to the Tender Offer Price in the Tender Offer Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Company Common Shares may trade at any future time. The JPM Fairness Opinion was limited to the amount payable in Japanese yen and was not made with respect to the U.S. dollar amount to be paid to holders of Company Common Shares by applying the applicable exchange rate.

The business plans and financial projections for the Company furnished to J.P. Morgan by the Company (the “Projections”) were prepared by management of the Company. The Company has not publicly disclosed the Projections provided to J.P. Morgan in connection with J.P. Morgan’s preparation of the JPM Fairness Opinion and the share valuation of the Company Common Shares on which the JPM Fairness Opinion was based, and the Projections were not prepared with a view toward public disclosure. The Projections are inherently uncertain and were based on numerous variables and assumptions that may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Projections.

The foregoing summary of the JPM Fairness Opinion and the results of share valuation of the Company Common Shares on which the JPM Fairness Opinion was based does not purport to be a complete description of data referenced or presented by J.P. Morgan. The preparation of the JPM Fairness Opinion and JPM Valuation Report is a complex process and the foregoing summary of the results of the share valuation of the Company Common Shares and the valuation methods thereof does not necessarily present all aspects of the analysis conducted in an accurate manner. J.P. Morgan believes that the results of its analyses must be considered as a whole and that selecting portions of such analyses, without considering all of such analyses as a whole, could create an incomplete view of J.P. Morgan's analyses and the processes underlying such analyses. In providing the JPM Valuation Report, J.P. Morgan considered each analysis and factor in a comprehensive and holistic manner, did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether or how any individual analysis or factor, considered in isolation, supported or failed to support the JPM Valuation Report. None of the selected companies reviewed as described in the above analysis as a comparable company is identical to any operating units or subsidiaries of the Company. However, the companies selected were chosen because they are publicly traded companies with businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company, as the case may be. The analyses necessarily involve complex considerations and judgments concerning differences in financial and business characteristics of the companies involved and other factors that could affect the companies compared to the Company.

J.P. Morgan has acted as financial advisor and third party valuation agent to the Company with respect to the proposed Business Integration including the Delisting Procedures and will receive a fee from the Company for its services, a substantial portion of which will become payable only if the proposed Business Integration including the Delisting Procedures is consummated. In addition, the Company has agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement.

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During the two years preceding the date of the JPM Fairness Opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and SoftBank, for which J.P. Morgan and its affiliates have received customary compensation. Such services by J.P. Morgan and/or its affiliates during such period have included J.P. Morgan and/or its affiliates' acting as a Joint Active Bookrunner for the Company’s dual tranche Euro Yen Zero Coupon Convertible Bonds offering in September 2018, as a Lead Arranger and Lender for SoftBank’s Loan Agreement in August 2018, and as a Joint Global Coordinator for SoftBank’s Global Initial Public Offering in December 2018. In addition, J.P. Morgan and its affiliates own less than 1% of the outstanding common shares of the Company, ZHD, and the Tender Offerers in its own accounts. In the ordinary course of businesses of J.P. Morgan and its affiliates, they may actively trade the debt and equity securities of the Company, ZHD, NAVER or SoftBank for its own account or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities.

(4) Possibility of Delisting and Reasons Therefor

As of today, the Company Common Shares are listed on the First Section of the Tokyo Stock Exchange; however, as the Tender Offerors have not set an upper limit of shares to be purchased with respect to the Tender Offer, depending on the results of the Tender Offer, it is possible that the Company Common Shares may become delisted, pursuant to the designated procedures below, in accordance with the delisting standards established by the Tokyo Stock Exchange. Furthermore, even in the event that the delisting standards are not met as of the completion of the Tender Offer, the Tender Offerors will implement certain procedures so that they shall be the only shareholders of the Company as described in “(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)” below after the completion of the Tender Offer. In such cases, the delisting standards will then be invoked, and the Company Common Shares will become delisted pursuant to the designated procedures. Note that, after being delisted, it will be impossible to trade the Company Common Shares on the First Section of the Tokyo Stock Exchange.

Also, as of today, the American Depositary Shares are listed on the New York Stock Exchange, but, after the U.S. Tender Offer is complete, the Company will implement delisting procedures with respect to the American Depositary Shares with the approval of the relevant authorities as necessary based on procedures and methods permissible under the relevant laws and regulations. Note that, after being delisted, it will be impossible to trade the American Depository Shares on the New York Stock Exchange.

(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)

(i) Company Common Shares

According to the Tender Offerors, as stated above in “① Overview of the Tender Offer” in “(2) Grounds and Reasons for the Opinion,” if the Tender Offerors fail to acquire all of the Target Shares during the Tender Offer, once the Tender Offer is complete, the Tender Offerors plan to implement the procedures set forth below so that the Tender Offerors shall be the only shareholders of the Company.

In particular, according to the Tender Offerors, the Tender Offerors plan to request the Company to hold an extraordinary shareholders’ meeting (hereinafter, the “Extraordinary Shareholders’ Meeting”) to implement a share consolidation of the Company Common Shares (hereinafter, the “Share Consolidation”) and to partially amend its articles of incorporation such that provisions regarding the number of share units, subject to the condition that the Share Consolidation becomes effective, is deleted. Note that the Tender Offerors plan to support each of the resolutions described above at the Extraordinary Shareholders’ Meeting. If the resolution for the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting, the Company shareholders shall each, as of the date on which the Share Consolidation is to take effect, own the number of the Company Common Shares corresponding to the Share Consolidation ratio approved at the Extraordinary Shareholders’ Meeting. If the Share Consolidation results in fractional shares that are less than 1 full share, the Company Common Shares, the number of which is equal to the sum of such fractional shares (if the total of fractional shares is less than 1 full share, the fractional shares shall be discarded), shall be sold to the Tender Offerors in accordance with the terms of Article 235 of the Companies Act (Law No. 86 of 2005 as amended; the same applies hereafter) and other relevant laws and regulations, and the owners of such fractional shares shall be provided with cash in exchange.

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With respect to the sale price of the total number of fractional Company Common Shares, the plan is to request that the Company petition a court for permission for voluntary sale, after ensuring that, as a result of such sale of fractional shares, the monetary sum provided to Company shareholders who did not tender into the Tender Offer (excluding the Offerors and the Company) will be the same as the value obtained when the number of the Company Common Shares owned by such shareholders is multiplied by the Tender Offer Price. Furthermore, although the ratio of consolidation of the Company Common Shares is still undetermined as of today, the plan is to ensure that the decided-upon ratio will result in fractional shares owned by Company shareholders who did not tender into the Tender Offer totaling less than 1 full share so that the Tender Offerors will obtain all Company Common Shares (excluding treasury shares owned by the Company).

According to the Tender Offerors, in the interest of protecting the rights of minority shareholders in connection with the procedures above, if the Share Consolidation is made, and this results in fractional shares that are less than 1 full share, the Companies Act allows the shareholders of the Company to demand that the Company purchase any fractional shares less than 1 full share in their possession at a fair price, as well as to petition a court for a decision regarding the price of the Company Common Shares, all in accordance with the provisions of Articles 182-4 and 182-5 and all other relevant laws and regulations. As mentioned above, in the Share Consolidation, the number of shares to be held by the shareholders in the Company who have not tendered in the Tender Offer (excluding the Tender Offerors and the Company) is expected to be less than 1 full share. Therefore, the shareholders in the Company who do not support the Share Consolidation will be able to demand that the Company purchase any fractional shares less than 1 full share in their possession at a fair price, as well as to petition a court for a decision regarding the price of the Company Common Shares, all in accordance with the provisions of Articles 182-4 and 182-5 of the Companies Act and all other relevant laws and regulations. Of course, the price in response to such petition shall ultimately be determined by the courts.

According to the Tender Offerors, with respect to the procedures above, the implementation methods and timeline may be subject to change based on the status of amendments to, implementation of, and interpretation by relevant authorities of the relevant laws and regulations, and the Ownership Ratio of Share Certificates, etc. of the Tender Offerors and ownership of the Company Common Shares by Company shareholders other than the Tender Offerors. However, even in such cases, the Tender Offerors intend to take any measures to eventually pay cash to each Company shareholder who does not tender their shares in the Tender Offer (excluding the Tender Offerors and the Company), and cause the amount of cash to be paid to each such shareholder to be equal to the amount obtained by multiplying the Tender Offer Price by the number of Company Common Shares held by such shareholder. Specific procedures and the schedule thereof in the above cases will be announced by the Company once they are determined through mutual discussions between the Tender Offerors and the Company.

According to the Tender Offerors, it should be noted that, the Tender Offer is not in any way intended to solicit Company shareholders to approve the proposals at the Extraordinary Shareholders’ Meeting. All shareholders need to take sole responsibility for seeking advice from their tax accountants with regard to the tax consequences of tendering their shares into the Tender Offer or participating in the procedures outlined above.

According to the Tender Offerors, in addition, as described in “(7) Important Agreements Concerning the Tender Offer”, after the Share Consolidation, SoftBank and NAVER will make the ratio of voting rights in the Company held by the Tender Offerers 50:50 through the Share Transfer and the Merger (both are defined in “(7) Important Agreements Concerning the Tender Offer”). The price in the Share Transfer may differ from the Tender Offer Price. However, in order to exclude the impact on the stock price of speculative media reports by certain news agencies regarding the Business Integration, the Tender Offerors will determine such price based on the objective value of the Company Common Shares, referencing the average of the market price of the Company Common Shares during a certain period prior to November 13, 2019, which is considered not to be affected by such speculative media reports, and the Tender Offerors will not take into account any premium equivalent.

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(ii)　Share Options

According to the Tender Offerors, if the Tender Offer is completed but the Tender Offerors fail to acquire all of the Share Options during the Tender Offer, the Tender Offerors will promptly request the Company to implement procedures reasonably necessary to implement the Delisting Procedures, such as acquiring the Share Options and encouraging holders of the Share Options to abandon the Share Options.

(iii)　Convertible Bonds

According to the Tender Offerors, with respect to the Convertible Bonds, the current conversion price of the convertible bonds due 2023 as of today is JPY 7,467 per share and the current conversion price of the convertible bonds due 2025 as of today is JPY 7,518 per share, both of which are higher than the Tender Offer Price of JPY 5,380. Therefore, it is not expected that the Convertible Bonds will be converted into the Company Common Shares during the Tender Offer Period. The Convertible Bonds have a provision to the effect that the current conversion price will be adjusted in the event of the acquisition of Company Common Shares through a tender offer that is conducted with the intent of delisting the Company Common Shares. The Tender Offer is a tender offer that is conducted in with the intent of delisting the Company Common Shares, and thus the current conversion price will be adjusted as a result of the settlement of the Tender Offer. In the Definitive Integration Agreement, NAVER has agreed not to convert the Convertible Bonds held by NAVER into the Company Common Shares.

In addition, the Convertible Bonds have early redemption provisions (Note) that essentially specify as redemption events such matters as a share consolidation where a delisting of the Company Common Shares is contemplated is approved at a shareholders’ meeting of the Company, as well as the acquisition of Company Common Shares through a tender offer that is conducted with the intent of delisting the Company Common Shares (which is also an event causing a conversion price adjustment as described above) (provided that the approval at a Company’s shareholders’ meeting as described above is not obtained within 60 days of the acquisition of the Company Common Shares through such tender offer). The Convertible Bonds that are not acquired through the Tender Offer and are not converted into Company Common Shares will be redeemed after the Tender Offer at a face value or higher in accordance with such early redemption provision. For details of the Convertible Bonds, please refer to “LINE Corporation Announces Issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025” and “LINE Corporation Announces Determination of Terms of Issue, etc. of Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025”, which were published on September 4, 2018 by the Company.

(Note)	In particular, in the event that a shareholders’ meeting of the Company approves a share consolidation where a delisting of the Company Common Shares is contemplated (hereinafter, the “Squeeze-out Event”), the Company shall, upon the provision of notice to holders of the Convertible Bonds as soon as practicably possible (but within 14 days from the day of the occurrence of the Squeeze-out Event), redeem all of the outstanding Bonds (meaning the part of the Convertible Bonds corresponding to only bonds; hereinafter the same applies) (partial redemption shall not be permitted) on the date specified for redemption in such notice (the redemption date shall be any day before the effective date relating to the relevant Squeeze-out Event falling between the 14th to the 30th Tokyo business day after the date of the relevant notice; provided, however, that in the case where the relevant effective date is a day that is before the 14th Tokyo business day from the date of the relevant notice, then the redemption date shall be moved up to a day that is before the relevant effective date), at the redemption price per one Bond certificate calculated by multiplying (a) the amount obtained by deducting the face value of each Bond from the offer price of each Convertible Bond and (b) the number obtained by dividing the number of days from the redemption date above (including the same day) to the maturity date (excluding the same date) by the number of days from the payment date (including the same date) to the maturity date (excluding the same date), and then adding to such product the face value of each Bond.

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In addition, in the event that the Squeeze-out Event does not occur within 60 days after the acquisition date of the Company Common Shares in the tender offer, the Company shall, upon the provision of notice to holders of the Convertible Bonds as soon as practically possible (but within 14 days from the last day of the 60-day period), redeem all of the outstanding Bonds (partial redemption shall not be permitted), on the date specified for redemption in such notice (the redemption date shall be any day falling between the 14th and the 30th Tokyo business day after the day of the relevant notice), at the redemption price per one Bond certificate calculated by multiplying (a) the amount obtained by deducting the face value of each Bond from the offer price of each Convertible Bond and (b) the number obtained by dividing the number of days from the redemption date above (including the same day) to the maturity date (excluding the same date) by the number of days from the payment date (including the same date) to the maturity date (excluding the same date), and then adding to such product the face value of each Bond (together with the above provisions regarding early redemption pursuant to the Squeeze-out Event, hereinafter, the “Early Redemption Provisions”).

(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Taking into the account the Company is the consolidated subsidiary of NAVER as of today, and structural conflicts of interest may arise in the consideration of the Delisting Procedures of the Company, the Tender Offerors and the Company have implemented the following measures from the perspective of ensuring the fairness of the Tender Offer.

The following descriptions that relate to the measures taken by the Tender Offerors are based on the explanations the Company received from the Tender Offerors.

①　Acquisition of a share valuation report from an independent third party valuation organization by Tender Offerors

(i) Common stock

(Basis of valuation by NAVER)

According to the Tender Offerors, in order to ensure the fairness of the Tender Offer Price in determining the Tender Offer Price, NAVER requested Deutsche Bank, its financial advisor, as a third-party valuation institution independent from the Tender Offerors, ZHD or the Company, to evaluate the share value of the Company. According to the Tender Offerors, Deutsche Bank is not a related party to the Tender Offerors, ZHD or the Company, nor does it have any material interests in relation to the Tender Offer (except for the receipt of fees in connection with its engagement in a series of transactions relating to the Business Integration).

According to the Tender Offerors, Deutsche Bank has evaluated the value of the Company Common Shares by using the average market price method due to the fact that the Company Common Shares are listed on Tokyo Stock Exchange, and a DCF Analysis in order to reflect financial forecasts and other information and data related to the Company provided by the management of NAVER in the evaluation. According to the Tender Offerors, NAVER received a report on the valuation of the Company Common Shares from Deutsche Bank (hereinafter, the “DB Valuation Report”) on December 22, 2019.

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According to the Tender Offerors, NAVER has not requested or received any opinion concerning the fairness of the Tender Offer Price (a fairness opinion) from Deutsche Bank. According to the Tender Offerors, the analyses prepared by Deutsche Bank and furnished to NAVER are not an opinion to NAVER or holders of the Company Common Shares as to the fairness of the Business Integration or the Tender Offer Price, do not constitute a recommendation to the Tender Offerors, ZHD, the Company, or holders of the Company Common Shares as to the Business Integration, or as to whether holders of the Company Common Shares should tender the Company Common Shares in the Tender Offer or as to how to vote or act with respect to any other matter, and should not be relied on as the basis for any investment decision.

According to the Tender Offerors, the results of valuation made by Deutsche Bank with respect to the value of each common share of the Company is as follows:

Average Market Price Method	JPY 3,570 to JPY4,585
DCF Analysis	JPY 3,819 to JPY5,497

According to the Tender Offerors, under the average market price method, Deutsche Bank reviewed the historical trading prices of the Company Common Shares on Tokyo Stock Exchange and chose November 13, 2019 as the “record date” in order to avoid any impact on the share value due to speculative press reports regarding the Business Integration that was reported after such date. According to the Tender Offerors, based on the closing price of the Company Common Shares of JPY 4,585 on Tokyo Stock Exchange as of the record date, the simple average closing price over the month-long period ending November 13, 2019 of JPY 4,085, the simple average closing price over the 3-month-long period ending November 13, 2019 of JPY 3,934, and the simple average closing price over the 6-month-long period ending November 13, 2019 of JPY 3,570 (rounded off to the nearest one yen; hereinafter the same applies to calculation of the simple average closing price ), Deutsche Bank derived a range of implied value per the Company Common Share of JPY 3,570 to JPY 4,585.

According to the Tender Offerors, under the DCF Analysis, Deutsche Bank performed a DCF Analysis of the Company using various factors including the Company’s business plans and financial forecasts for the fiscal years ending December 31, 2019 to December 31, 2024 approved for Deutsche Bank’s use by the management of NAVER, earnings projections and investment plans as prescribed in the Company’s business plans, and other publicly available information. According to the Tender Offerors, Deutsche Bank evaluated equity value and corporate value of the Company by discounting the Company’s projected free cash flow for the period on and after the fourth quarter of the fiscal year ending December 31, 2019 to present value using a specific discount rate, and based on such calculations, derived a range of implied value per the Company Common Share of JPY 3,819 to JPY 5,497. According to the Tender Offerors, the business plans and financial forecasts of the Company that were provided to Deutsche Bank by NAVER for purposes of the DCF Analysis assumed that operating losses will be recorded during the fiscal years ending December 31, 2019 and December 31, 2020 due to the investments and high marketing costs associated with the strategic businesses, and that a significant increase in profits will be recorded for the period after the fiscal year ending December 31, 2021 due to the decrease in marketing costs and positive impacts of the business investments. Deutsche Bank did not take into account the synergies or tax impacts anticipated by the management of NAVER to result from a series of transactions relating to the Business Integration, and assumed that there are no off-balance sheet liabilities.

According to the Tender Offerors, NAVER resolved at the meeting of its Board of Directors held on December 23, 2019 that the Tender Offer Price will be JPY 5,380 per share, based on a comprehensive review of various factors, including the results of due diligence in respect of the Company that took place from late October 2019 to early November 2019, precedent examples of premiums paid in tender offers by parties other than the Issuer where the parent company took or intended to take its listed subsidiary private upon completion of such tender offer, the likelihood of approval of the Tender Offer by the Company’s Board of Directors, the market trends of the price of the Company Common Shares and the prospects of subscription for the Tender Offer, as well as taking into account results of the discussions and negotiations with the Company.

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(Note)	According to the Tender Offerors, the following is a supplemental explanation of the assumptions made, matters considered and limitations in connection with Deutsche Bank’s financial analyses of the share value of the Company, based on various conditions in effect as of, and information that Deutsche Bank received by, December 22, 2019.

According to the Tender Offerors, in preparing the DB Valuation Report, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company, certain internal analyses, financial forecasts and other information relating to the Company prepared by the management of the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by the management of NAVER. According to the Tender Offerors, Deutsche Bank did not assume any responsibility for independently verifying, nor did it independently verify, any of the information of the Company, including any financial information or financial forecasts that were analyzed (regardless of whether such information were publicly available, or provided by NAVER or the Company). According to the Tender Offerors, accordingly, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information. According to the Tender Offerors, Deutsche Bank has not verified any assets or liabilities of the Tender Offerors, ZHD or the Company, nor has it independently appraised or valued any assets or liabilities of the Tender Offerors, ZHD or the Company. According to the Tender Offerors, in relying on the financial forecasts that were provided by NAVER or the Company, including analyses and forecasts concerning the financial impacts that the Tender Offer may have on the Company, Deutsche Bank assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of NAVER or the Company, as applicable. According to the Tender Offerors, in preparing the DB Valuation Report, Deutsche Bank did not express any view as to such analyses or forecasts or the reasonableness of the assumptions on which they were based. According to the Tender Offerors, the DB Valuation Report is based on financial, market and other conditions in effect as of December 22, 2019, as well as information that Deutsche Bank received by such date. According to the Tender Offerors, events that occur after the date of the DB Valuation Report may affect the valuation results contained in the DB Valuation Report, however Deutsche Bank does not have any obligation to revise, modify or reaffirm the contents of the DB Valuation Report.

According to the Tender Offerors, in respect of the DB Valuation Report, Deutsche Bank has assumed that the Tender Offerors and the Company will each take appropriate actions to comply with the restrictions and agreed terms necessary for the consummation of the Tender Offer, and that all conditions and obligations to which the Tender Offerors and the Company are subject in respect of the Tender Offer will be completed or satisfied without being waived. According to the Tender Offerors, Deutsche Bank has further assumed that all material consents and approvals by government, regulatory authority or other parties (hereinafter, the “Authorities”) necessary for the commencement of the Tender Offer will be obtained, and that neither the obtaining of such consents, approvals or orders by the Authorities nor any revisions, modifications or waiver of any contracts to which the Tender Offerors or the Company is a party will have any adverse effect on the Tender Offerors or the Company, nor will they impose any restrictions, regulations or conditions that may reduce the profits resulting from the Tender Offer for the Tender Offerors or the Company, nor will the profits expected to be earned from the Tender Offer be revised, modified or relinquished.

According to the Tender Offerors, Deutsche Bank does not provide legal, tax or regulatory advice. According to the Tender Offerors, with respect to such matters, NAVER relied on the advice of specialists who are professionals in such fields.

According to the Tender Offerors, the DB Valuation Report was provided solely for the information of the Board of Directors of NAVER and to assist the Board of Directors of NAVER in connection with its consideration of the Tender Offer Price. According to the Tender Offerors, Deutsche Bank has not recommended any specific purchase price to NAVER or its Board of Directors, shareholders, creditors or other relevant parties, and does not recommend or guarantee that any specific purchase price is the only appropriate purchase price. According to the Tender Offerors, the DB Valuation Report does not constitute a recommendation as to whether or not NAVER should commence the Tender Offer, whether any holder of the Company Common Shares should tender shares into the Tender Offer, or as to how any holder of the Company Common Shares or any other securities should vote or act with respect to any matter.

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According to the Tender Offerors, by submitting the DB Valuation Report to the Board of Directors of NAVER, Deutsche Bank did not guarantee the business plans or financial forecasts as provided by the Company or NAVER, nor did it guarantee that the earnings projections and investment plans as contained therein will be realized or implemented.

According to the Tender Offerors, Deutsche Bank did not have the authority to solicit, and did not solicit, investments in securities or other financial products issued by the Company. According to the Tender Offerors, Deutsche Bank will not provide any opinion in respect of the values of the Company’s shares after the announcement or consummation of the Tender Offer.

According to the Tender Offerors, Deutsche Bank has acted as NAVER’s financial advisor in connection with the Tender Offer and will be paid a fee for its services. According to the Tender Offerors, NAVER has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. According to the Tender Offerors, Deutsche Bank is an affiliate of Deutsche Bank AG (hereinafter, together with its affiliates, the “DB Group”). According to the Tender Offerors, one or more of the members of the DB Group may provide, or may be providing, investment banking, commercial banking (including credit financing) or other financial services to the Tender Offerors, ZHD, the Company or their affiliates, and may receive, or may be receiving, fees with respect to such services. According to the Tender Offerors, in the ordinary course of its business, a member of the DB Group may exercise its voting rights in respect to the Company’s shares, or actively trade the Company’s shares, bonds or other marketable securities (or related transactions) for Deutsche Bank’s own account or for the accounts of its customers. According to the Tender Offerors, accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

According to the Tender Offerors, subject to its internal rules and procedures, such as policies concerning conflicts of interest, DB Group may provide investment banking, commercial banking or financial advisory services to clients that may have, currently or in the future, a conflict of interest with NAVER or the Company, and may receive fees for such services. According to the Tender Offerors, in such case, DB Group will not owe any duty to disclose any confidential information to NAVER, the Company or their affiliates.

(Basis of valuation by SoftBank)

According to the Tender Offerors, in determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, SoftBank requested Nomura Securities Co., Ltd. (hereinafter, “Nomura Securities”), its financial advisor, as a third-party valuation institution independent from the Tender Offerors, ZHD, or the Company, to evaluate the share value of the Company. According to the Tender Offerors, Nomura Securities is not a related party to the Tender Offerors, ZHD, or the Company, nor does it have any material interests in relation to the Business Integration including the Tender Offer.

According to the Tender Offerors, upon conducting a valuation of the Company Common Shares among several share price valuation methods, Nomura Securities considered that it was appropriate to evaluate the Company Common Shares from multiple angles. According to the Tender Offerors, therefore, Nomura Securities has evaluated the value of the Company Common Shares on the assumption that the Company is a going concern by using the average market price method due to the fact that the Company Common Shares are listed on the First Section of the Tokyo Stock Exchange and DCF Analysis in order to reflect future business activities in the valuation. According to the Tender Offerors, SoftBank received a report on the valuation of the Company Common Shares (hereinafter, the “Nomura Valuation Report”) from Nomura Securities dated December 23, 2019. Note that SoftBank has not received a fairness opinion regarding the fairness of the Tender Offer Price.

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The results of valuation made by Nomura Securities with respect to the value of each common share of the Company is as follows.

Average Market Price Method	JPY 3,570 to JPY 4,585
DCF Analysis	JPY 3,412 to JPY 5,142

For the average market price method, setting a record date of November 13, 2019, before speculative press reports were released (after the close of regular trading hours on November 13, 2019), in order to exclude the effect of speculative press reports on the share price, the closing price on the record date for the Company Common Shares on the First Section of the Tokyo Stock Exchange was JPY 4,585, the simple average closing price over the 5 business days ending November 13, 2019 was JPY 4,427 (rounded off to the nearest one yen; hereinafter the same applies to calculation of the simple average closing price), the simple average closing price over the month-long period ending November 13, 2019 was JPY 4,085, the simple average closing price over the 3-month-long period ending November 13, 2019 was JPY 3,934, the simple average closing price over the 6-month-long period ending November 13, 2019 was JPY 3,570. According to the Tender Offerors, based on those values, Nomura Securities evaluated the range of the share value per each common share of the Company as being between JPY 3,570 and JPY 4,585.

According to the Tender Offerors, for the DCF Analysis, calculations were based on the revenues and investment plans described in business plans over 6 fiscal years from the fiscal year ending December 2019 to the fiscal year ending December 2024 and publicly available information, from which the Company’s corporate value and equity value were derived by discounting the free cash flow expected to be generated by the Company in the future from the third quarter of the fiscal year ending December 2019 by a certain rate in order to determine the present value, which resulted in a per-common share price range of JPY 3,412 to JPY 5,142. According to the Tender Offerors, the business plan based on which the DCF Analysis was conducted contemplates a significant fluctuation in operating profit and loss. According to the Tender Offerors, specifically, it anticipates an operating loss due to the post of large marketing expenses and investments to strategic businesses in the fiscal years ending December 2019 and 2020 and a significant fluctuation in revenue due to the reduction of marketing expenses and the improvement of profit and loss according to the emergence of the effect through business investments after the fiscal year ending December 2021. According to the Tender Offerors, the expected synergies to be realized through the implementation of the Business Integration including the Tender Offer are not taken into account because it is difficult to specifically estimate them at the current point.

(Note)	According to the Tender Offerors, in evaluating the share value of the Company, Nomura Securities assumed that publicly available information and all information provided to Nomura Securities is correct and complete, and Nomura Securities has not independently investigated the correctness and completeness of such information. According to the Tender Offerors, Nomura Securities has not conducted an independent evaluation, appraisal, or assessment of any assets or liabilities held by the Company or any affiliated companies (including derivative financial instruments, un-booked assets and liabilities, and other contingent liabilities), including individualized analyses and evaluations of each asset and liability, nor has it requested a third party organization to conduct any appraisal or assessment. According to the Tender Offerors, with respect to the financial projections made by the Company (including profit plans and other information), Nomura Securities has assumed that such projections were developed by the management of the Company based on the best and most good faith projections and judgements available at the present time, and were thus considered and developed in a rational fashion. According to the Tender Offerors, the valuation made by Nomura Securities reflects the information and financial conditions obtained by Nomura Securities up to December 23, 2019. The Tender Offerors note that the valuation made by Nomura Securities were made for the sole purpose of being referenced by SoftBank’s board of directors when considering the share price of the Target Company Common Shares.

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According to the Tender Offerors, SoftBank decided to set the Tender Offer Price at JPY 5,380 per share as of today generally taking into account the result of initial due diligence conducted during the period from late September to early November, 2019, precedent examples of premium paid upon determining price of purchase in the past tender offers to Share Certificate, etc. in the issuers other than ones which are similar to the Tender Offer, market trend of share price of the Target Company Common Shares, the likelihood for the Board of Directors of the Company to endorse the Tender Offer and the prospect of the tender to the Tender Offer in addition to the valuation result of the Nomura Valuation Report acquired from Nomura Securities as of December 20, 2019, as well as taking into account the result of the discussion and negotiation with NAVER and the Company.

(ii)       Share Options

According to the Offerors, in light of the fact that the Share Options were issued as incentive plans for directors and employees of the Company and the fact that the Tender Offerors would be unable to exercise such Share Options even after the Tender Offerors acquired such Share Options, the Tender Offerors have set the price of purchase of the Share Options as JPY 1 per share option. In determining the price of Purchase of the Share Options, the Tender Offerors have not obtained a valuation report or a fairness opinion from a third party valuation organization.

(iii)       Convertible Bonds

According to the Offerors, the Tender Offerors have decided to acquire the Convertible Bonds due 2023 at a price of JPY 7,203,820, which is calculated by multiplying 1,339 common shares (the quotient of the face value of JPY 10,000,000 divided by the effective conversion price of JPY 7,467, a fractional share shall be omitted) with the Tender Offer Price of JPY 5,380. According to the Offerors, this price of JPY 7,203,820 represents a discount of 27.96% on the face value of such Convertible Bonds.

According to the Offerors, the Tender Offerors have decided to acquire the Convertible Bonds due 2025 with a face value of JPY 10,000,000 at a price of JPY 7,155,400, which is calculated by multiplying 1,330 common shares (the quotient of the face value of JPY 10,000,000 divided by the effective conversion price of JPY 7,518, a fractional share shall be omitted) with the Tender Offer Price of JPY 5,380. According to the Offerors, this price of JPY 7,155,400 represents a discount of 28.45% on the face value of such Convertible Bonds.

As stated in "(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)" in “1. Purpose of Purchase” abovementioned, the Convertible Bonds provide that, in the event that a tender offer is made to the Target Company Common Shares for delisting, the conversion price will be adjusted due to the settlement of the tender offer. In addition, the Convertible Bonds have the Early Redemption Provision, and the Convertible Bonds that are not acquired by the Tender Offer and are not converted into the Target Company Common Shares are scheduled to be redeemed after the Tender Offer at or above par value in accordance with the Early Redemption Provision.

②　Acquisition of share valuation report and a fairness opinion from an independent third party valuation firm

Please refer to “(3) Matters Concerning the Valuation” above.

③ 　Acquisition of advice from an independent law firm by the Company

Prior to the proposal of the Tender Offer by the Tender Offerors, the Company selected Anderson Mori & Tomotsune in July 2019, and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) in August 2019 as legal advisors that are independent from the Tender Offerors, ZHD and the Company. The Company received legal advice from those firms with respect to the procedures of the Business Integration and the decision-making process of the Board of Directors of Company and the method thereof.

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Given that the Company received the proposal of the Tender Offer from the Tender Offerors, in ensuring the fairness of the Tender Offer, the Company received legal advice from Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)with respect to the procedures of the Business Integration and the Company’s Board of Directors’ decision-making process and methods.

Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) are not related parties to the Tender Offerors, ZHD or the Company, nor do they have any material interests to be described in respect of the Delisting Procedures, including the Tender Offer.

④ 　Establishment of a Special Committee in the Company

A.	Background of establishment

In order to ensure the appropriateness of the terms and conditions of a transaction and the fairness of procedures from the standpoint of improving the corporate value of the Company and the benefit of its general shareholders in the Business Integration, the Company established a Special Committee on October 15, 2019, which consists of three persons, Rehito Hatoyama (Chair of the Special Committee), Tadashi Kunihiro and Koji Kotaka and who have no interests with the Tender Offerors, ZHD or the Company, whose status as independent and outside directors of the Company has been notified to the Tokyo Stock Exchange, and are judged to have the experience and eligibility necessary to consider the Business Integration. In considering the Business Integration, the Company consulted with the Special Committee with respect to (i) whether the Business Integration facilitates the improvement of corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the appropriateness of the terms and conditions of the Business Integration is ensured, and (iv) whether it is considered based (i) to (iii) above that the Business Integration is disadvantageous to the minority shareholders of the Company.

After the proposal of the Tender Offer from the Tender Offerors, given that the Business Integration will constitute a transaction with a controlling shareholder, as provided in the Securities Listing Regulations of the Tokyo Stock Exchange, in the future if the Delisting Procedures including the Tender Offer is implemented, the Company continued to consult with the Special Committee, and resolved at the meeting of the Board of Directors held on November 18, 2019 to change the matters about which to consult with the Special Committee to (i) whether the Business Integration facilitates the improvement of corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the appropriateness of the terms and conditions of the Delisting Procedures, including the Tender Offer Price of the Tender Offer, are ensured, (iv) whether it is considered based on (i) to (iii) above that the Business Integration is disadvantageous to the minority shareholders of the Company, and (v) whether it is considered that it is reasonable for the Company’s Board of Directors to announce an opinion endorsing the Tender Offer and recommend that the Company’s shareholders tender in the Tender Offer. The Board of Directors also resolved on such date that, when making a decision with respect to the Business Integration, including the Tender Offer, it will appropriately understand and comprehend the contents of the judgment of the Special Committee, and will respect it to the maximum extent, and that the Board of Directors will not endorse the Business Integration, including the Tender Offer, if the Special Committee determines that the terms and conditions of the Tender Offer and the Delisting Procedures are not appropriate.

Moreover, it has been determined that each member of the Special Committee will be paid a fixed amount of remuneration, regardless of the content of the report, as consideration for their duties.

B.	History of Considerations

The Special Committee held 18 meetings (28 hours in total) between October 15, 2019 and December 23, 2019. In between these meetings, the Special Committee also shared reports/information, deliberated and made decisions, among other actions, via email. It was through these means that the Special Committee carefully discussed and considered the Consultation Matters.

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Specifically, the Special Committee confirmed the independence and experience of and appointed Nakamura, Tsunoda & Matsumoto and White & Case Gaikokuho-Jimu-Bengoshi-Jimusho/White & Case Law Offices (Registered Association) as the legal advisors to the Special Committee. After interviewing multiple candidates and confirming independence and experience through a submitted disclosure letter which included information about what if any services have been provided to other parties involved in the Business Integration for matters other than the Business Integration, and having received such information from Merrill Lynch Japan and comparing it to others, determined that when considered comprehensively Merrill Lynch Japan has a wealth of experience and is of repute, and would be independent such that its rendering of services to the Special Committee regarding the Business Integration would not cause any impediments, and the Special Committee appointed Merrill Lynch Japan as the financial advisor and third party valuation firm for the Special Committee.

Moreover, the Special Committee confirmed the independence and wealth of experience of Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), the legal advisors to the Company, based on an accounting delivered by each firm regarding such independence and experience, as well as the independence and experience of J.P. Morgan, the financial advisor and third party valuation firm for the Company, based on an accounting delivered by J.P. Morgan regarding such independence and experience.

In addition, regarding the Company’s internal review structure on the Delisting Procedures, the Special Committee requested explanations from the Company’s management and Anderson Mori & Tomotsune, the legal advisor to the Company, with respect to the number of directors that have conflicts of interest. The Special Committee reviewed Anderson Mori & Tomotsune’s response based on the advice from Nakamura, Tsunoda & Matsumoto, the legal advisor to the Company, and considered carefully whether the Company’s internal review structure has any problems from a fairness point of view.

Given that, the Special Committee received explanations from the Company’s management on the preparation process / objectives, contents and important assumed conditions of the Company’s stand-alone business plan (excluding the effects of the Business Integration) (the “Business Plan”), together with the integration synergies of the Business Integration, and had a question and answer session.

The Special Committee received advice from Merrill Lynch Japan, Nakamura, Tsunoda & Matsumoto and White & Case Gaikokuho-Jimu-Bengoshi-Jimusho/White & Case Law Offices (Registered Association), as well as explanations with respect to the Business Integration from the Tender Offerors. In response, the members of the Special Committee asked various questions on the operation / governance policy of the Company after the Business Integration and the integrated company (meaning ZHD, hereinafter so referred to, which will be the integrated company after the Business Integration), the evaluation of the Business Plan, the integration synergies of the Business Integration, the synergies anticipated between the Tender Offerors, the tender offer price of the Tender Offer proposed by NAVER and SoftBank, and the planned procedures of the Tender Offer and the steps for Delisting Procedures, that will come after the Tender Offer. The Special Committee received answers to these questions. Moreover, the Special Committee received advice from Merrill Lynch Japan, as well as explanations from ZHD, which is the other party to the Business Integration. In response, the Special Committee asked various questions with respect to the Business Integration, including the operation / governance policy of the Company after the Business Integration and the Integrated Company, the evaluation of the Business Plan and the integration synergies of the Business Integration. The Special Committee received answers to these questions from ZHD and others.

Thereafter, as described below in “⑤ Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm from an Independent Third-Party Valuation Firm” the Special Committee obtained the Merrill Lynch Japan Valuation Report regarding the Company’s Common Shares from Merrill Lynch Japan on December 23, 2019 prepared under certain prescribed conditions, and received explanations from Merrill Lynch Japan on the method for calculating the value of the Company’s Common Shares, the reasons for choosing such method, the results of calculations based on stock market price analysis and Discounted Cash Flow analysis (the “DCF Analysis”) and the premium levels etc. in similar recent transactions in the Japan and US markets, as well as the details and assumptions related to such matters, deliberated those matters, and conducted a question and answer session.

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Moreover, as described below in “⑤ Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm from an Independent Third-Party Valuation Firm” on December 23, 2019, the Special Committee received the Merrill Lynch Japan Fairness Opinion from Merrill Lynch Japan stating that the Tender Offer Price of the Company Common Shares are fair to the Company’s general shareholders (excluding the Tender Offerors and their related companies) from a financial perspective, both dated December 23, 2019, prepared under certain prescribed conditions, received explanations regarding its contents and assumed conditions, deliberated those matters and conducted a question and answer session.

The Special Committee received a statement of intent that included the initial price proposal from the Offerors on November 18, 2019, and the Special Committee received a direct explanation from the Tender Offerors of the rationale for the tender offer price. The Special Committee deliberated and considered the financial advice received from Merrill Lynch Japan and requested the Tender Offerors to increase the tender offer price, considering the Company’s stand-alone stock value and the premiums in similar cases. Moreover, in order to clearly convey this request to the relevant parties, the Special Committee, of its own accord, requested its attendance at negotiations with the Offerors on three occasions, and, having received the opportunity to express its opinion, the Special Committee did so.

The Special Committee received an explanation of a summary of the Integration Agreement and Capital Alliance Agreement, to which the Company was to become a party, from the Company’s management and Anderson Mori & Tomotsune, the Company’s legal advisor, and a question and answer session was conducted.

The Special Committee received advice from its legal advisors Nakamura, Tsunoda & Matsumoto and White & Case Gaikokuho-Jimu-Bengoshi-Jimusho/White & Case Law Offices (Registered Association) regarding the Company and ZHD’s press release titled “Announcement Regarding Capital Alliance MOU on Business Integration,” dated November 18, 2019, SoftBank and NAVER’s press release titled “Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation,” dated the same day and the Company’s draft press release at the time of the 17th meeting of the Special Committee titled “Announcement of Opinion Regarding the Planned Commencement of the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Co., Ltd. and NAVER Corporation, the Controlling Shareholder of LINE Corporation,” dated December 23, 2019, collectively, the “Disclosure Documents”), requested and received explanations from the management of the Company and Anderson Mori & Tomotsune, the legal advisors to the Company, regarding the contents of the information scheduled to be disclosed by the Disclosure Documents, and conducted a question and answer session.

Following the procedures noted above, the Special Committee received advice from Nakamura, Tsunoda & Matsumoto and White & Case Gaikokuho-Jimu-Bengoshi-Jimusho/White & Case Law Offices (Registered Association), the legal advisors to the Special Committee, and deliberated the draft of this Report multiple times.

C.       The Decision

Under the background circumstances discussed above, and as a result of the Special Committee carefully discussing and considering the consultation matters based on (i) legal advice from Nakamura, Tsunoda & Matsumoto, the Special Committee’s legal advisor on Japanese law, and White & Case Gaikokuho-Jimu-Bengoshi-Jimusho/White & Case Law Offices (Registered Association), the Special Committee’s US legal advisor on U.S. law, and (ii) financial advice received from the Special Committee’s exclusive financial advisor and third-party valuation firm, Merrill Lynch Japan, as well as on the Merrill Lynch Japan Valuation Report and Merrill Lynch Japan Fairness Opinion dated December 23, 2019, obtained, the Special Committee unanimously agreed and submitted its report dated December 23, 2019 (the “Report”) to the Company’s Board of Directors, the details of which are outlined below.

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(i) Report

(a)	The Business Integration, including the Tender Offer, can be seen as contributing to an increase in corporate value and being for a reasonable purpose;
(b)	The procedures for carrying out the Business Integration, including the Tender Offer, can be seen as having ensured fairness;
(c)	The terms of the Delisting Procedures, including the Tender Offer (including the price paid in the Tender Offer) can be seen as having ensured appropriateness;
(d)	Taken in light of (a) through (c) together, the resolutions of the Company’s Board of Directors, including the announcement of the opinion approving the Business Integration and the Business Integration including the Delisting Procedures using a share consolidation or other methods after the Tender Offers can be considered as not adverse to the interests of the Company’s minority shareholders;
(e)	It can be considered reasonable for the Company’s Board of Directors to express its opinion in support of the Tender Offer, and recommend that the Company’s shareholders and American Depositary Share holders tender their shares in response to the Tender Offer.

Please note that preparation of the Report regarding the tender offer in the U.S. also covering the American Depositary Shares and statement of the determinations and opinions stated in the Report (irrespective of whether they relate to the fairness of procedures or the price in the Tender Offer and the Delisting Procedures, or relating to any other matter) are based on the following assumptions reported by the Company and its advisors.

i	Documents submitted to the U.S. Securities and Exchange Commission in connection with the Tender Offer and the Delisting Procedures involving the Tender Offer will comply with applicable U.S. securities regulations (including, without limitation, disclosure of the proposed price and other related terms (including the timing of purchase and other procedural requirements of tender offers applicable pursuant to U.S. securities regulations) to the holders of securities subject to the U.S. Tender Offer, including the American Depositary Shares).
ii

The price paid to holders of securities subject to the U.S. Tender Offer, including the American Depositary Shares in the Delisting Procedures involving the Tender Offer will be a USD denominated price calculated by converting the Tender Offer Price to USD based on the market rate on the date of receipt by the tender agent of securities subject to the U.S. Tender Offer, including the American Depositary Shares reasonably calculated at a fair market rate and by fair processes, based on the market and other factors, minus the ordinary reasonable expenses incurred in connection with the conversion from JPY to USD and termination of the deposit of American Depositary Shares.

For the avoidance of doubt, the Special Committee notes that since the Company is listed on stock exchanges in both the U.S. and Japan, the terms used in the Report are used within the meanings ascribed to them by the laws and regulations (including the Companies Act) of Japan that directly apply to the Company as a stock company listed in Japan.  In particular, the terms used by the Special Committee such as “independence” (including, without limitation, those relating to the financial advisor and legal advisors of the Company), the discussions by the Special Committee concerning a “majority of the minority” condition, the discussions by the Special Committee concerning an indirect “market check” and its meaning are all used within the meanings ascribed to them by Japanese law and the Ministry of Economy, Trade and Industry’s “Fair M&A Guidelines ― Enhancing Corporate Value and Securing Shareholders’ Interests ―” dated June 28, 2019.  There may be terms that are similar to those used in the U.S. and its states, but those terms and how they are used in the context of the deliberations of the Special Committee differ from such terms and uses in the context of the U.S. or its states, and therefore, in any disclosure, such terms and uses in the Special Committee context and any similar terms in the context of U.S. or its states should not be conflated without supplementary explanation based on the views of the Special Committee.

(ii) Considerations

(a) The Business Integration, including the Tender Offer, can be recognized to contribute to the advancement of the Company’s corporate value and be for a reasonable purpose due to the following.

(i) It was decided that the Company’s understanding regarding the purpose and significance of the Business Integration stated in “② Purpose and Background of the Tender Offer” in “(2) Grounds and Reasons for Opinion” in “3. Details, Basis, and Reasons for Opinion Regarding the Tender Offer” is consistent with the objective reality, and even from the understanding of the members of the Special Committee, the Company’s outside directors, regarding the Company’s circumstances such as actively operating businesses in Asia, it is reasonable for the Company Group to seek to carry out the Business Integration upon a spirit of equality with the ZHD Group and play a proactive role in the operation of the Integrated Company after the Business Integration.

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(ii) Even though the Business Integration may be for a reasonable purpose as discussed above, in order to determine whether the Business Integration will in fact contribute to an increase in corporate value, the Special Committee considered it important to review the basic strategy and integration synergies of the Integrated Company and thus interviewed the Company’s management, as well as ZHD and the Tender Offerors. As a result of the interviews, the Special Committee concluded that overall, there are no particularly unreasonable issues with respect to the basic strategy of the Integrated Company, and that commensurate integration synergies can be expected from the Business Integration.

・	Through discussions with the Company’s management, the Special Committee understands that the basic strategy of the Integrated Company includes: (i) quickly establishing itself as the domestic market leader with respect to its core services, (ii) cross-accessing the ZHD Group’s customer base and the Company Group’s customer base, and maximizing the user bases by mutually referring one’s existing customers to the other; and (iii) becoming an “AI tech company that leads the world from Japan and Asia” within a short period of time by developing new services that take advantage of the technical capabilities and know-how of both companies. Especially, regarding (iii), the Special Committee understands that the Integrated Company plans to make investment decisions in order to carry out mid-to-long-term investments in the field of AI-centric products, in an amount of approximately 100 billion JPY on a cash basis each year.
・	The Special Committee, through discussions with the Company’s management, understands that the Company’s management considers that there are synergies in marketing, attracting customers, Fintech and new businesses / system developments resulting from the Business Integration.
・	From the perspective of the Special Committee, Mr. Jungho Shin, the representative director and CWO who created the business model of the LINE message App and founded the Company, has greatly contributed to the improvement of the Company’s corporate value to date. Therefore, from the perspective of the Special Committee, he should receive due recognition in the Business Integration for his achievements thus far and should assume an important position in the Integrated Company and occupy a core position in its operations when considering its basic strategy and integration synergies.
・	From the perspective of the Special Committee, an appropriate structure is required in order to achieve the synergistic effects of the Business Integration. Based on the question and answer session with the Company’s management, the Special Committee understands that the corporate structure ensures that the Company and ZHD will manage the Integrated Company on equal terms, through corporate governance measures including the Co-CEO system, the number of directors and the members of the product committee that decide on the products provided by the Integrated Company group. The Special Committee also understands that Mr. Jungho Shin, who is the Company’s CWO, will serve as the Chief Product Officer, who will be in charge of the product committee at the Integrated Company after the Business Integration. As a result, the Special Committee understands that he will assume an important position in the Integrated Company and occupy a core position in its operations.
・	The Special Committee asked ZHD the same questions, as the Special Committee considers it necessary that the views of the Company’s management and the views of ZHD on the other side of the Business Integration are consistent regarding the basic strategy, integration synergies and the corporate structure that enables the realization of the integration synergies. Because ZHD’s responses were consistent with the Company’s management’s responses, the Special Committee concludes that the Company’s management and ZHD do not have differing opinions regarding the Business Integration.
・	The Special Committee requested explanations from all parties (the Company’s management, ZHD and the Tender Offerors) on whether there will be dis-synergies from the Business Integration and the details of the dis-synergies, if any. All parties responded that it is their understanding that there will not be any material dis-synergy. The Special Committee carefully considered this understanding of the parties and concluded that this understanding is not particularly unreasonable, in light of the objective circumstances of the Company.

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After reviewing comprehensively the facts that it received explanations from the Company’s management that compared with other possibilities (including growth through the execution of business on a stand-alone business basis and without conducting an integration with another company), the Business Integration brings great integration synergies to the Company and contributes to an increase of the Company’s corporate value, and from NAVER that transactions like selling the Company Common Shares without relying on the Business Integration are not anticipated, and received a response from both the Company and NAVER that they recognize that there are no realistic alternatives to the Business Integration, as well as factors such as the business environment faced by the Company, the risks associated with growth through the execution of business on a stand-alone basis without carrying out a integration with another company, and the possibilities of integrating with a third party other than ZHD, the Special Committee concluded that in order to improve the Company’s corporate value, the Business Integration would be more effective than executing business on a stand-alone basis and there are no alternatives to the Business Integration that are more realistic than the Business Integration.

(b) The Business Integration, including the Tender Offer, can be recognized as having ensured fairness in the procedures related to the Business Integration, and fair procedures were implemented in order to ensure the interests of ordinary shareholders, from the perspective of ensuring (1) a situation that one could view as being the same as if it were a transaction between independent parties as indicated in the M&A Guidelines, and (2) an opportunity for ordinary shareholders to make an appropriate judgment based on adequate information, due to the following points.

(i)	The Special Committee acknowledges that with respect to the Business Integration, an independent Special Committee was established at the Company and functioned effectively.
(ii)	The Special Committee acknowledges that it obtained independent professional advice from its outside professionals Nakamura, Tsunoda & Matsumoto and White & Case Gaikokuho Jimu Bengoshi Jimusho/White & Case Law Offices (Registered Association), as well as Merrill Lynch Japan. The Special Committee also acknowledges that it obtained independent professional advice from outside professional Anderson Mori & Tomotsune and Sherman & Sterling Gaikokuho Jimu Bengoshi Jimusho, as well as J.P. Morgan.
(iii)	The Special Committee acknowledges that it obtained a share valuation report from Merrill Lynch Japan, a highly experienced financial advisor and independent third party valuation, as a basis for its determination regarding the Tender Offer and the Delisting Procedures. The Special Committee also acknowledges that it obtained a share valuation report from J.P. Morgan, a highly experienced independent third party valuation firm, as the basis for its determination regarding the Delisting Procedures.
(iv)	The Special Committee obtained the Merrill Lynch Japan Fairness Opinion from Merrill Lynch Japan. The Company also obtained the JPM Fairness Opinion from J.P. Morgan.

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(v)	The Special Committee received an explanation from the Company’s management that, with respect to the internal examination framework for the Business Integration, Hae-Jin Lee, who also serves as NAVER’s Global Investment Officer, was excluded from the Company’s board discussion and decision-making regarding the Business Integration from the perspective of eliminating arbitrariness from the Company’s decision-making process in deliberating on and deciding upon the Business Integration. Additionally, the Special Committee questioned the Company’s management regarding the internal examination framework in the Business Integration and received answers that no employee concurrently serving as a director or officer at NAVER was involved in the Business Integration on the Company’s side. Based on these explanations and answers, the Special Committee determined that an examination framework independent from NAVER had been put in place. Moreover, with respect to the fact that the Company’s Representative Director and CWO, Jungho Shin, who also holds a position as Representative of Search and Clova Company, a company within NAVER, was involved in the decisions and deliberations regarding the Business Integration at the Company, the Special Committee determined that his involvement was not a problem for the fairness of the process based on, in addition to the explanation provided by Anderson Mori & Tomotsune , the following factors: (i) Six years had passed since he was transferred to the Company from NAVER; (ii) he did not, and was not in a position to, become involved in the deliberation or decision-making regarding the Business Integration by NAVER; (iii) the Company had received a written confirmation letter from him to the effect that, among other things, his involvement in the Business Integration was conducted solely for the benefit of the Company, and he would not in any way negotiate, consult with, deliberate or make contact regarding the Business Integration with the Company, ZHD, SoftBank or other related persons from the position of NAVER or a related person of NAVER; and (iv) his involvement was necessary and indispensable to the deliberation of the Business Integration by the Company.
(vi)	The Special Committee considered it possible to conduct a proactive market check in order to explore the possibility of strategic alternatives to improve corporate value of the Company other than through the Business Integration. For this reason, the Special Committee asked NAVER to explain and deliberate on whether it would be possible for them to consider transactions whereby NAVER sells the shares of the Company that it holds, in lieu of the Business Integration. However, NAVER provided a clear answer to the effect that they do not anticipate that kind of transaction. Accordingly, the Special Committee determined that there would be limited meaning to conducting a proactive market check, whereby one explores and considers whether there are alternative potential buyers in the market, because there is no realistic alternative to the Business Integration. However, while it would be worthwhile to a certain degree to conduct an indirect market check even in this case by conducting an M&A transaction after having created an environment where it is possible to make a competing proposal by a potential buyer after the announcement of the transaction NAVER holds 72.64% of the Company’s shares and is not considering selling them, and therefore, even if a third party were to carry out a tender offer at a price above the Tender Offer Price, and as a result the shares that NAVER would be able to purchase would be minimal, NAVER could still conduct a Delisting Procedure after the Tender Offer. However, the Special Committee determined that through the Business Integration, there is an indirect opportunity for alternative bidders to make a competing acquisition proposal, although the impact on the Delisting Procedure is limited considering that NAVER may carry out the Delisting Procedure even if a third party conducts a competitive tender offer, because it can be said that the period from the announcement of the Tender Offer to the commencement of the Tender Offer is relatively long.
(vii)	The Special Committee received the explanation that there is not a condition precedent that requires a majority of the minority tender their shares in order to consummate the tender offer (“MoM”) based on the understanding that in light of the fact that NAVER owns 72.64% of the Company’s Common Shares, a MoM may enable a comparatively small number of shares to be used to interfere with the Tender Offer and it may be possible that the establishment of such a condition may not be in the interest of ordinary shareholders who wish to tender in the Tender Offer. The Special Committee found this point to be reasonable. Accordingly, the Special Committee determined that the absence of such condition is not unreasonable.
(viii)	The Special Committee acknowledges that there are plans to ensure an opportunity for ordinary shareholders to make an appropriate decision based on sufficient information about the Business Integration.
(ix)	The Special Committee concluded that coercive elements have been eliminated with respect to the Business Integration for reasons such as in connection with carrying out the Delisting Procedures after the Tender Offer, no transaction structure cannot secure the right of shareholders to demand purchase of their shares or demand a decision on the price of their shares for dissenting shareholders and there being a plan to disclose a planned share consolidation based on the Tender Offer Price promptly after the Tender Offer.

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(c) Based on the following, it is acknowledged that the appropriateness of the transaction terms of the Delisting Procedures, including the Tender Offer (excluding the price of the Share Options and the Convertible Bonds) has been ensured.

(i)    With respect to the method of acquisition, the Delisting Procedures are conducted for the purpose of taking the Company private by making the Company’s shareholders consist solely of NAVER and SoftBank. The Special Committee carefully discussed whether or not the method of conducting a share consolidation as the second step, following a first step of a Tender Offer, is an appropriate method to achieve that purpose. The Special Committee also carefully discussed the reasonableness of the type of purchase consideration used in the Tender Offer. One might have considered using shares of NAVER, SoftBank or the integrated company (ZHD) in lieu of cash consideration. However, the businesses of NAVER, SoftBank and ZHD are quite a bit different from the business of the Company. In addition, it may be thought that the use of cash consideration enables shareholders of the Company to avoid the risk of a decrease in the share price compared with what could occur were the consideration to be in the form of shares instead of cash. After comprehensively considering the afore-mentioned discussion, the Special Committee concluded that the type of purchase consideration used in the Tender Offer to be appropriate.

(ii)  The Tender Offer Price can be recognized as appropriate based on the following factors: ① Regarding the Business Plan that forms the basis of the valuation by the DCF Analysis in the Merrill Lynch Japan Valuation Report, the Special Committee, having received explanations from the Company’s management about the preparation process, objectives, and important assumptions, etc., asked questions to the Company’s management about the key factors of business growth potential related to each key point, core business synergies and other key points, etc., received their responses, and carefully discussed the reasonableness of the Business Plan based on these explanations and responses from the Company’s management; ② the Merrill Lynch Japan Valuation Report does not contain points that can be recognized as unreasonable regarding the content of the valuation or the method of valuation, and the Tender Offer Price is above the top end of the range of market price analysis in Merrill Lynch Japan Valuation Report and within the range of the DCF Analysis; ③ the premium provided in the Tender Offer Price is considered a significant premium in comparison with the levels of the premiums provided in similar transactions; ④ obtained the Merrill Lynch Japan Fairness Opinion, and ⑤ the Tender Offer Price was agreed as a result of sincere negotiation between the Company and the Tender Offerors with the substantive involvement of the Special Committee, which of its own accord, requested its attendance at negotiations, attended negotiations on two occasions, and expressed its opinion.

While the Share Options and Convertible Bonds are subject to the Tender Offer, the purchase price for the Share Options is 1 yen, and the purchase price for the Convertible Bonds is at a discount to face value. Further, the Company plans to express the opinion that the Company defers to holders of the Share Options and Convertible Bonds with respect to whether to tender their Share Options and Convertible Bonds in the Tender Offer. In light of the above, the Special Committee reserves its opinion with regarding the appropriateness of the Tender Offer price for the Share Options and Convertible Bonds.

(d) As discussed above, we recognize that the Business Integration contributes to the advancement of the Company’s corporate value and that its purpose is reasonable, fairness has been ensured in the procedures related to the Business Integration, and appropriateness of the terms of the Delisting Procedures (excluding the price of the Share Options and the Convertible Bonds), including the Tender Offer, has been ensured. Accordingly, we think that the Company’s Board of Directors expressing its opinion in support of the Tender Offer and the resolutions of the Company’s Board of Directors regarding the Business Integration that involves the Delisting Procedures using a share consolidation or other methods after the Tender Offer, are not against the interests of the Company’s minority shareholders.

(e) Accordingly, we believe it to be appropriate for the Company’s Board of Directors to express its opinion in support of the Tender Offer, and recommend that the Company’s shareholders and American Depositary Share holders tender their shares in response to the joint tender offer.

⑤	Special Committee’s Procurement of Share Valuation Report and Fairness Opinion from an Independent Third-Party Valuation Firm

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In order to obtain professional advice and support regarding the matters such as the valuation of corporate value and price negotiations, the Special Committee retained Merrill Lynch Japan, a financial advisor and third-party valuation firm independent of the Tender Offerors and the Company, to calculate the share value of the Company Common Shares　(including the American Depositary Shares, herein after the “Company Common Shares etc.”) and submit an opinion as to whether or not the tender offer price of the Company Common Shares etc. in the Tender Offer Price is fair to the holders of the Company Common Shares etc. (excluding the Tender Offerors and their related companies) from a financial perspective (fairness opinion), and obtained the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion dated December 23, 2019 to the effect that the tender offer price of the Company Common Shares etc. is fair to holders of the Company Common Shares etc. under certain conditions precedent from a financial perspective, based on the assumptions set forth below and certain other conditions.

Merrill Lynch Japan examined the Business Reports prepared by the Company and various methods for evaluating the Company shares and that the two evaluation methods below are appropriate.

A.	Market share price analysis based on the fact that the Company’s Common Shares are traded on the First Section of the Tokyo Stock Exchange.

B.	Based on an assumption that the Company is a going concern, a DCF Analysis in order to reflect in the valuation the status of the future business activities of the Company, based on the assumptions set forth below and certain other conditions.

Please note that Merrill Lynch Japan is not a Tender Offeror or the Company’s related party, and has no material conflict of interest that should be stated in relation to the Tender Offer, including the Delisting Procedures.

The range of the share value per share of the Company’s Common Shares calculated based on such methods are as follows.

Method	Range of Share Value of the Company Common Shares per share
Market share price analysis	JPY 3,570 ~ JPY 4,585
DCF Analysis	JPY 4,701 ~ JPY 6,293

In the market share price analysis adopted by Merrill Lynch Japan, due to the publication of speculative press reports concerning the Business Integration after the closing of the trading session of the Tokyo Stock Exchange on November 13, 2019, calculations were carried out based on the closing price of 4,585 yen for the Company’s Common Shares on the First Section of the Tokyo Stock Exchange as of November 13, 2019, as the valuation record date, and the simple averages of the closing prices for one month, three months and six months prior thereto (respectively JPY 4,085, JPY 3,934, and JPY 3,570) were used to calculate the range of share values of the Company’s Common Shares of JPY 3,570 to JPY 4,585.

In the DCF method, analysis was carried out based on the Company’s business plans and financial projections, the earnings and investment plans in the Company’s business plans, and other factors, such as information that has been disclosed publicly, that the Company submitted to Merrill Lynch Japan (as discussed below, however, v has not independently verified the accuracy and completeness of such materials, and does not bear any responsibility or obligation to conduct independent verification). The corporate value and share value were analyzed by discounting the free cash flows expected to be generated by each business of the Company by a certain discount rate back to the current value, and a share value range of 4,701 to 6,293 per share was valuated. The Company’s business plans which constituted the assumptions of Merrill Lynch Japan’s calculation using the DCF Analysis with the instruction of the Company contemplate an operating loss due to the post of large marketing expenses and investments to strategic businesses in the respective fiscal years ending December 2019 and 2020 and a significant fluctuation in revenue due to the reduction of marketing expenses and the improvement of profit due to the effect of business investments after the fiscal year ending December 2021. These business plans and free cash flows reflected in the DCF Analysis do not include synergies from the Business Integration. Additionally, the discount rate (weighted average capital cost) was analyzed based on CAPM (capital asset pricing model) generally used in share valuation practice, and a discount rate range of 5.75% to 6.75% or 9.50 to 10.50% was applied, depending on the business. Calculation of the going concern value used a perpetual growth rate analysis, and adopted a perpetual growth rate of 1.25% to 1.75% at the direction of the Company.

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The Merrill Lynch Japan Valuation Report and Merrill Lynch Japan Fairness Opinion were submitted in connection with the Special Committee of the Company’s Board of Directors examining the tender offer price of the Company Common Shares etc. in the Tender Offer from a financial perspective in such role, and was submitted to the Special Committee of the Company’s Board of Directors for their convenience for the purpose of such examination. The Merrill Lynch Japan Fairness Opinion was limited to fairness from a financial standpoint in relation with the Business Integration and does not express any other opinion or view whatsoever, and does not express any opinion or view whatsoever with respect to consideration received by the holders of any other type of security, creditors, or other interested parties of any of the parties in connection with the Business Integration. Merrill Lynch Japan does not express any opinion or view whatsoever with respect to the terms or other aspects of the Business Integration, including the form or structure, etc. of the Business Integration (excluding the tender offer price of the Company Common Shares etc. in the Tender Offer to the extent expressly stated in the Merrill Lynch Japan Fairness Opinion , and does not express any opinion or view whatsoever with respect to other strategies that could be adopted by the Company or implemented by the Company, the relative merits of the Business Integration, or regarding the business decision-making in relation to carrying out or implementing the Business Integration. Merrill Lynch Japan does not express any opinion or recommendation whatsoever with respect to whether the Company’s shareholders should tender their shares into the Tender Offer or how the Company’s shareholders should exercise their voting rights or act in relation to the Business Integration or matters in connection therewith. Merrill Lynch Japan does not express any opinion or view whatsoever with respect to the fairness (irrespective of whether financial or otherwise) of the amount, nature, or other aspect of remuneration to the officers, directors, or employees of the parties to the Business Integration relative to the Tender Offer Price. Merrill Lynch Japan does not express any opinion whatsoever in relation to whether Company Common Shares should be traded at any time, including after the Delisting Procedures are publicly disclosed or commenced. Merrill Lynch Japan does not express any opinion whatsoever in relation to the effect to the exchange rate in relation to the Business Integration, and as stated above, Merrill Lynch Japan Fairness Opinion is based on the Tender Offer Price in Japanese yen. As stated, Merrill Lynch Japan has not been retained to solicit, and is not soliciting, any third party to express interest or make a proposal with respect to the purchase of all or part of the Company or for any alternative transaction.

Merrill Lynch Japan, in relation to the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion, performed work including the following.

A.	Considering the Companies’ public information with respect to business and finance within a certain scope.
B.	Considering the Company’s internal financial and operational information (including the Company’s financial projections (the “Projections”), which were prepared and provided by the Company’s management to Merrill Lynch Japan and discussed between the Company’s management and Merrill Lynch Japan.
C.	Discussing with the Company’s management regarding the Company’s current and past business, operational and financial status and prospect
D.	Considering the trend in the Company Common Shares’ market value on the Tokyo Stock Exchange and performing comparative analysis of the trends in the market share value of other companies, which Merrill Lynch Japan determined to be relevant with respect to the Company’s market share value.
E.	Performing comparative analysis between the information relating to Company’s finance and market trends and the applicable information of other companies that Merrill Lynch Japan determined relevant.

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When preparing the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Report and carrying out the valuation analysis on which they are based, Merrill Lynch Japan did not independently verify the financial or other information and data publicly disclosed, submitted to Merrill Lynch Japan, or separately examined or discussed by Merrill Lynch Japan, assumed that such information and data was accurate and complete, and relied on the accuracy and completeness thereof. Furthermore, Merrill Lynch Japan is not aware of any facts or circumstances that would cause such information or data to be inaccurate or could give rise to any misunderstanding in any material respect, and has relied on the representations of the Company’s management. The Projections relating to the Company prepared by the Company’s management reflect the best projections and honest judgment of the Company’s management relating to the Company’s future performance obtainable at this time, Merrill Lynch Japan has received representations from the Company to the effect that they have been reasonably prepared, and Merrill Lynch Japan has used these as assumptions at the direction of the Special Committee of the Company’s Board of Directors. Out of necessity, the Merrill Lynch Japan Valuation Report uses the current financial, economic, foreign exchange, market and other conditions and circumstances as assumptions (except for where otherwise stated in such analysis) as of the date of the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion, and is based on the information able to be obtained by Merrill Lynch Japan as of such date. Circumstances arising after the date of the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion may affect the content of the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion], but Merrill Lynch Japan bears no obligation to update, revise, or reconfirm the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion. The Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion do not infer or imply any opinion whatsoever with respect to any matter not expressly stated in the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion or anything after the submission date of the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion.

As explained above, the Merrill Lynch Japan analysis provided above is an outline of the main financial analysis in connection with the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion at the direction of the Special Committee of the Company’s Board of Directors, and does not encompass the entire analysis carried out by Merrill Lynch Japan in connection with the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion. The preparation of the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion and the analysis forming the basis thereof, was a complex analysis process involving various judgments regarding the appropriateness and relevance of each financial analysis methodology and the application of each method to the specific circumstances, and therefore it is not necessarily appropriate to state just part of the analysis results or a summary. The analysis by Merrill Lynch Japan needs to be considered as a whole. Furthermore, extracting just one part of the analysis or factor, or only looking at the information in the tables, etc., without taking into consideration all of the analysis and factors considered or all of the explanations regarding analysis, may give rise to an misunderstanding or incomplete understanding of the process forming the basis for Merrill Lynch Japan’ analysis and opinion. The fact that a certain analysis is referred to in the above outline does not mean that such analysis was given more weight than other analyses mentioned in such outline.

When conducting its analysis, Merrill Lynch Japan took into account the performance of the industry, general business and economic circumstances, and other matters, but most of these are beyond the control of the Tender Offerors and the Company. The projections regarding the Company’s future performance on which Merrill Lynch Japan’s analysis was based do not necessarily indicate the actual value or future results, and the actual value and future results may be significantly better or worse than such projections. Merrill Lynch Japan’s analysis was performed as part of the analysis for the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion and was provided to the Special Committee of the Company’s Board of Directors in connection with the submission of the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion. Merrill Lynch Japan’s analysis was not carried out with the intention of constituting an appraisal, and does not indicate the price in the event that the business is actually sold or the price that any security whatsoever is traded at or may be traded at in future. Therefore, the projections used in the above analysis and the valuation range elucidated in such analysis are by their nature materially uncertain, and should not be construed as indicating Merrill Lynch Japan’s opinion regarding the actual value of the Company.

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The tender offer price of the Company Common Shares etc. in the Tender Offer was determined through negotiations between Tender Offerors and (based on the Special Committee’s opinion, intent, and requests, etc. with respect to material respects) the Company, not a financial advisor. The decision to disclose the opinion approving the Tender Offer was made solely by the Company’s Board of Directors based on the opinion of the Special Committee to the Company’s Board of Directors. As mentioned above, the Merrill Lynch Japan Valuation Report and the Merrill Lynch Japan Fairness Opinion were merely one of many factors considered by the Special Committee of the Company’s Board of Directors when examining the Business Integration, and must not be construed to be the deciding factor in the opinion of the Special Committee of the Company’s Board of Directors regarding the Business Integration or the tender offer price of the Company Common Shares etc. in the Tender Offer.

Merrill Lynch Japan has not conducted an independent appraisal or valuation of the Company’s assets or liabilities (irrespective of whether they are contingent liabilities or not), and has not provided such an appraisal or valuation. Merrill Lynch Japan has not carried out an on-site inspection of the Company’s assets or property either. Merrill Lynch Japan has not evaluated the Company’s ability to pay its debts or fair value under any applicable law relating to bankruptcy, inability to pay debts, or other matters similar thereto. In accordance with the directions of the Special Committee of the Company’s Board of Directors, Merrill Lynch Japan has assumed that the Tender Offer will be completed with the currently contemplated terms without the waiver, amendment, or revision of material terms or agreed matters, and that there will be no delay, restriction, or condition imposed (including order to cease and desist or to take amendment measure) that may have an adverse effect on Tender Offerors or the Company, or the planned interests of the Business Integration in the process of obtaining government, regulatory authority, or other authorization, permit, approval, exemption, or release necessary for the Business Integration.

Merrill Lynch Japan serves as the financial advisor of the Special Committee of the Company’s Board of Directors in relation to the overall Business Integration, including the Delisting Procedures, and receives a fee for such services. Payment of a partial amount is conditioned on the submission of the fairness opinion and the balance is conditioned on the completion of the Tender Offer and the LINE Squeeze-out (as defined in “①　Method of the Business Integration” of “(7) Important Agreements Concerning the Tender Offer”) (after the completion of the Tender offer, in case the LINE Squeeze-out is not completed by the end of December 2020, such fee will be paid on January 1, 2021). The Company has also agreed to indemnify Merrill Lynch Japan for all costs borne thereby in relation to its involvement and certain liabilities incurred thereby due it its involvement.

Merrill Lynch Japan and its affiliated companies are full-service securities firms and commercial banks, and provide a wide range of investment banking services, corporate and private banking services, asset and investment management, financing, and financial advisory services, and other commercial services and products to companies, government agencies, and individuals, and are engaged in securities, financial product and derivatives trading, foreign exchange, and other brokerage services, as well as investing on their own account. In the course of their ordinary business, Merrill Lynch Japan and its affiliated companies invest in securities, such as shares and bonds, and other financial products (including derivatives and bank loans or other debt) of Tender Offerors, the Company, ZHD and their respective affiliated companies, on their own account or the account of customers, operate funds in which Tender Offerors, the Company, ZHD and their respective affiliated companies invest, acquire or hold long or short positions in Tender Offerors, the Company, and their respective affiliated companies, and provide funds, sell or purchase, or otherwise carry out transactions with respect to such positions.

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Merrill Lynch Japan and its affiliated companies have provided and currently provide investment banking services, commercial banking services, and other financial services to the Company and its affiliated companies, and may also do so in the future. Merrill Lynch Japan and its affiliated companies receive fees for the provision of such services, and may receive fees in the future as well. Such services include but are not limited to (i) serving as the dealer manager and consent solicitation agent with respect to SBG Corp. consent solicitation and exchange offer for foreign currency denominated senior notes issued in 2015, conducted in March 2018, (ii) serving a joint global coordinator for the issuance of $3.3 billion of USD denominated senior notes conducted by SBG in April 2018, and (iii) serving as an international active joint bookrunner for the listing and share price setting for the initial public offering for SoftBank Corp., currently provide such services, and may provide such services in future. Merrill Lynch Japan and its affiliated companies receive fees for the provision of such services and may receive fees in the future as well.

Merrill Lynch Japan expresses no opinion or view with respect to any law, regulation, accounting, tax, or similar matter in relation to the Company or the Delisting Procedures, and has relied on the assessment of these matters by the Company, at the direction of the Special Committee of the Company’s Board of Directors. Merrill Lynch Japan is of the understanding that the Company has received advice from qualified professionals with respect to such matters that the Company deems necessary.

⑥  Acquisition of Advice from Independent Law Firms for the Special Committee

As stated in “④ Establishment of a Special Committee in the Company”, the Special Committee has retained Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), as legal advisers that are independent from the Tender Offerors, ZHD and the Company in order to obtain from them professional advice with respect to the fairness of procedures and has received legal advice including on the procedures of the Delisting Procedures and the deliberation method and processes of the Special Committee in relation to the Delisting Procedures.

Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) are not related parties to the Tender Offerors, ZHD or the Company, nor do they have any material interests to be described in respect of the Delisting Procedures, including the Tender Offer.

⑦ Approval of All the Directors of the Company without Interests and the Opinion of All the Statutory Auditors of the Company without Interests That They Have No Objection

As stated above in “(2) Grounds and Reasons for the Opinion; ③ Purpose and Background of the Tender Offer,”the Company’s Board of Directors carefully discussed and examined whether the Delisting Procedures, including the Tender Offer, serve to improve the Company’s corporate value and whether the transaction terms relating to the Delisting Procedures, including the Tender Offer, are appropriate, based on legal advice received from Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), advice from a financial perspective received from J.P. Morgan, the JPM Valuation Report and JPM Fairness Opinion as of the same date received from J.P. Morgan, and the Merrill Lynch Japan Valuation Report and Merrill Lynch Japan Fairness Opinion submitted via the Special Committee, while giving full respect to the judgment of the Special Committee stated in the Report.

Consequently, as stated above in “②Purpose and Background of the Tender Offer; (i) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer,” the Company’s Board of Directors determined that the Delisting Procedures serve to improve the corporate value of the Company and the transaction terms of the Delisting Procedures including the Tender Offer were appropriate. At the meeting of the Board of Directors held today, the board members who participated in deliberations and resolutions unanimously passed a resolution as of today, as the Company’s opinion, to announce approval of the Tender Offer if the Tender Offer commences, to recommend that the Company’s shareholders and holders of the American Depositary Shares tender their shares into the Tender Offer, and that holders of the Share Options and the Convertible Bonds determine at their own discretion whether to tender.

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The Company’s two statutory auditors (both outside statutory auditors) participated in deliberations at this meeting of the Board of Directors, excluding one outside statutory auditor (Mr. Yoichi Namekata) who was absent due to business matters, and voiced their opinion that they had no objection to the above resolution. Explanation regarding the Tender Offer was provided to Mr. Yoichi Nemekata, who was absent from the above meeting of the board of directors, prior to the meeting; and it was confirmed that he does not object to the above resolution from the standpoint as the outside statutory auditor.

Of the Company’s directors, because Mr. Hae Jin Lee also serves as NAVER’s Global Investment Officer and from the standpoint of eliminating arbitrariness in the decision-making process when examining and making decisions on the Business Integration, he did not participate in the deliberations and resolution of the Company’s Board of Directors regarding the Business Integration and did not participate in discussions or negotiations with NAVER for the Company. Additionally, after the proposal of the Tender Offer, from the standpoint of eliminating arbitrariness in the decision-making process when examining the Tender Offer, he did not participate in deliberation, and resolutions of the Company’s Board of Directors regarding the Business Integration involving the Tender Offer, including the above meeting of the Board of Directors held today, and did not participate in discussions or negotiations with NAVER for the Company.

⑧　Measures to Ensure Purchase Opportunities From Other Tender Offeror

The Company has not entered into any agreements with the Tender Offerors that would restrict the Company’s contact with potential competing bidders, such as agreements that include safeguarding provisions that would prohibit the Company from having contact with a potential competing bidder.

In addition, according to the Tender Offerors, they are scheduled to set a Tender Offer Period of 30 business days or more, which is longer than the Japan’s statutory minimum of 20 business days. By setting a comparatively long tender offer period, the Tender Offerors intend to ensure an adequate opportunity for the Company’s shareholders to decide on whether to tender in the Tender Offer, thereby ensuring the appropriateness of the Tender Offer Price.

（７）Important Agreements Concerning the Tender Offer

To implement the Tender Offer, the Tender Offerors, ZHD and the Company executed the Definitive Integration Agreement as of today, and the Tender Offerors executed a transaction agreement (the “Transaction Agreement”) as of today in connection with the Definitive Integration Agreement. According to the Tender Offerors, the Tender Offerors, ZHD and the Company have agreed on the Definitive Integrated Agreement and the Transaction Agreement as follows:

① Method of the Business Integration

As described in “① Overview of the Tender Offer” in “(2) Grounds and Reasons for the Opinion” above, we have agreed as follows: (i) subject to the satisfaction of the Conditions Precedent (as defined below), the Tender Offerors will jointly implement the Tender Offer in Japan and the U.S.; (ii) in the event that, following the completion of the Tender Offer in Japan and the U.S., a portion of the Company Shares have not been tendered and acquired through such Tender Offer in Japan and the U.S., we will implement squeeze-out procedures (with the intended result that post-squeeze out, the Tender Offerors shall be the only shareholders of the Company) using a share consolidation or other methods to take the Company private (the “LINE Squeeze-out”); (iii) we will carry out a tender offer in which the Company after the LINE Squeeze-out is the tender offeror and 2,125,366,950 ZHD shares held by Shiodome Z Holdings Co., Ltd. (hereinafter “Shiodome ZHD”) will be the target shares (the “ZHD Tender Offer”), and SoftBank will transfer all ZHD shares held through Shiodome ZHD to the Company (the “ZHD Share Transfer Procedures”); (iv) SoftBank will transfer part of its Company Common Shares to NAVER Party and we will make the ratio of voting rights in the Company held by NAVER Party and SoftBank (immediately after the ZHD Share Transfer Procedures) 50:50 (the “Shareholding Adjustment Procedure”); and (v) the Company will transfer all businesses such that they are under the control of ZHD, and ZHD will be a holding company the shares of which will continue to be listed on the Tokyo Stock Exchange, and which will have control over all of the current business of ZHD and the Company (the “Company Business Transfer Procedure”).

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Also, we have agreed as follows: in connection with the ZHD Share Transfer Procedures, the Company shall issue bonds of the Company at a cash amount equivalent to the purchase price for the ZHD Tender Offer to SoftBank, and SoftBank shall subscribe to such bonds; the Company shall conduct an absorption-type merger in which the Company is the surviving company and Shiodome ZHD is the absorbed company (the “Merger”), and based on the total number of outstanding shares of the Company and ZHD (excluding treasury shares) as of September 30, 2019, the date on which the MOU was executed, the Company shall issue 180,882,293 Company Common Shares (Note), allocate and deliver such shares to SoftBank, the parent company of Shiodome ZHD, as consideration for the Merger; in connection with the Company Business Transfer Procedure, the Company shall implement an absorption-type corporate demerger in which all of the Company’s business will be assumed by LINE Successor and, subject to the satisfaction of certain conditions precedent, we will implement the Share Exchange with ZHD shares as consideration whereby ZHD becomes the wholly owning parent company and LINE Successor becomes the wholly owned subsidiary company (based on the the assumption that LINE Successor’s total number of issued shares will be the same amount as the total number of issued and outstanding shares of the Company (excluding treasury shares) as of September 30, 2019, 11.75 ZHD shares will be allocated and delivered to the Company for each share of LINE Successor). In addition, the Tender Offerors have agreed under the Transaction Agreement that, as part of the Shareholding Adjustment Procedure, SoftBank will sell the necessary number of Company Common Shares to NAVER Party and NAVER Party will purchase such shares from SoftBank (the “Share Transfer”), in accordance with the provisions of a share transfer agreement to be separately executed, by the date immediately before the commencement of settlement of the Tender Offer, so that the ratio of voting rights in the Company held by NAVER Party and SoftBank is 50:50 as a result of the Merger.

(Note 1)	Irrespective of whether direct or indirect, the ZHD Share Tender Offer will not be carried out in the U.S. and the solicitation will not be for the benefit of, U.S. shareholders, all of whom are excluded from the ZHD Share Tender Offer.

(Note 2)	However, depending on the results of the LINE Squeeze-out, or if any other event that requires a reasonable adjustment occurs, the number of shares to be issued may be adjusted in accordance with the event upon a separate agreement between the Tender Offerors.

②　Conditions Precedent for Commencement of the Tender Offer

Under the Definitive Integration Agreement, the commencement of the Tender Offer in Japan and the U.S. including the Tender Offer is conditioned upon satisfaction of all of the following conditions: (1) a resolution is adopted at the Company’s Board of Directors’ meeting, by a unanimous resolution of directors without conflicts of interest, expressing their opinion that they endorse the Tender Offer in Japan and the U.S. and recommend that shareholders of the Company and holders of American Depository Shares tendered into the Tender Offer in Japan and the U.S. (provided, however, that they defer to holders of the Share Options and Convertible Bonds with respect to whether to tender their Share Options and Convertible Bonds in the Tender Offer), and such opinion has not been changed or withdrawn; (2) the Special Committee of the Company established in connection with the Tender Offer advises the Company’s Board of Directors that it would be appropriate to express the endorsing opinion described in (1) above, and such advice has not been changed or withdrawn; (3) the Special Committee of ZHD established in connection with the Business Integration advises ZHD’s board of directors that the Business Integration would not be disadvantageous to minority shareholders of ZHD, and such advice has not been changed or withdrawn; (4) the representations and warranties of each party under the Definitive Integration Agreement are true and correct in all material respects; (5) all obligations under the Definitive Integration Agreement which each party to the Definitive Integration Agreement must comply with or perform before the commencement date of the Tender Offer have been complied with or performed in all material respects; (6) ZHD’s shareholders’ meeting approves the execution of the share exchange agreement and other agreements requiring approval at ZHD’s meeting of shareholders regarding the Business Integration (except for the nomination of ZHD directors, which is decided pursuant to the Capital Alliance Agreement (being the capital alliance agreement executed between ZHD and the Company as of today, providing for the governance and operations of ZHD after the Business Integration; please see “Announcement Regarding Definitive Agreement on Business Integration” released today by ZHD and the Company for the details of the Capital and Alliance Agreement) concerning the Share Exchange, and such approval remains in full force and effect; (7) in the event that the ZHD’s general shareholders’ meeting is held before the commencement date of the Tender Offer, such meeting approves the election of directors of ZHD under the provisions of the Capital Alliance Agreement; (8) the implementation of a series of transactions relating to the Business Integration does not, and is not reasonably expected to, constitute a violation of laws and regulations; (9) procedures under the competition laws and the investment control regulations of each jurisdiction which are necessary for the implementation of the Business Integration (including obtaining the permits and licenses and expiration of necessary waiting period and/or review period, hereinafter, the “Clearance Procedures”) (including the Clearance Procedures required to effect the Delisting Procedures) have been completed;

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(10) there are no decisions issued by governmental organizations seeking to impose restrictions upon or prohibit a series of transactions relating to the Business Integration; (11) no circumstances have arisen or come to light that would make the implementation of a series of transactions relating to the Business Integration or the achievement of the purposes of the Business Integration impossible or extremely difficult due to material adverse effects, or conditions or events which may have an material adverse effect, on the business, financial condition, managing condition or cash flows, or forecast thereof, of the group, taken as a whole, of each party to the Definitive Integration Agreement; (12) there is no Material Fact Pertaining to Business or Other Matters (has the meaning set forth in Article 166, Paragraph 2 of the Act) of the Company which is not Publicized (has the meaning set forth in Article 166, Paragraph 4 of the Act) by the Company, and the Company has delivered the documents evidencing the same to the Tender Offerors; and (13) each of the Definitive Integration Agreement, the Transaction Agreement, the JV Agreement (in relation to the Business Integration, the Tender Offerors executed a joint venture agreement as of today providing for the organization and operation of the Company which will be owned by only SoftBank and NAVER after the completion of the Business Integration and will be a joint venture with the purpose of owning the ZHD Shares; for details, please see “Notice Concerning the Entry into the Definitive Agreement regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938)” released as of today by the Tender Offerors) ) or the Capital Alliance Agreement remains validly in effect (the conditions (1) to (13) are collectively referred to as the “Conditions Precedent”).

③ Cooperation on the Business Integration

The Tender Offerors, ZHD and the Company have agreed to: (i) make an effort to complete all Clearance Procedures as quickly as practically possible to the extent reasonably possible and necessary; (ii) in the event that, in connection with the implementation of the series of transactions relating to the Business Integration, it is required to obtain necessary permits and licenses under laws and regulations in addition to the Clearance Procedures, make an effort, and mutually cooperate, to obtain such permits and licenses as quickly as practically possible to the extent reasonably possible and necessary; and (iii) mutually cooperate to facilitate the series of transactions related to Business Integration.

4．Material Agreements Regarding the Tendering into the Tender Offer between the Tender Offerors and the Company’s Shareholders, Directors and Other Members

Not applicable

5．Description of the Provision of Benefits by the Tender Offerors or Their Special Interested Parties

Not applicable

6．Measures to be Taken in Relation to the Basic Policy on Control of the Company

Not applicable

7．Questions for the Tender Offerors

Not applicable

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8．Requests for an Extension of the Tender Offer Period

Not applicable

9．Future Outlook

Please refer to “② Purpose and Background of the Tender Offer” in “(2) Grounds and Reasons for the Opinion” “(4) Possibility of Delisting and Reasons Therefor,” and “(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items),” within “3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer” above.

10．Matters Related to Transactions with Controlling Shareholders

(1) Applicability of transactions with controlling shareholders and the suitability of guidelines concerning measures to protect minority shareholders

NAVER is the parent company of the Company, and the Company expressing its opinion on the Tender Offer constitutes a transaction with a controlling shareholder. The Company has established a related party transaction management policy, and in cases where the Company is to engage in transactions with group companies of the Company’s parent company, NAVER Corporation, or otherwise conduct a related party transaction (not including transactions performed with the Company’s subsidiaries or affiliates) corresponding to a provision in the said policy, such transactions must be approved via a management meeting after clarifying the necessity and appropriateness of the transaction terms. With a view towards strengthening corporate governance, the Company has put in place an advisory board comprised solely of outside directors, but for the most significant related party transactions approved at management meetings, further deliberation by the advisory board and approval by the Board of Directors is required. Furthermore, the advisory board, after deliberating on the formulation of policies for minority shareholder protection, can give necessary recommendations to the Board of Directors, who give due respect to said opinion as they perform necessary management decisions.

In connection with the Delisting Procedures, including the Tender Offer, the Company obtained the approval of the management meeting, had the advisory board conduct a deliberation, and then obtained approval of the Board of Directors in accordance with its Related Party Transaction Management Policy. As described above in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer,” the Company ensured sufficient independence from the controlling shareholder in the decision-making process and therefore believes it conforms with the Related Party Transaction Management Policy set out above.

(2) Matters concerning measures to ensure fairness and avoid conflicts of interest

Please refer to “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer” above.

(3) Summary of the opinion obtained from a person who has no conflict of interest with the controlling shareholder that the Transaction is not disadvantageous to minority shareholders.

The Company obtained a report from the Special Committee on December 23, 2019 to the effect that the Company expressing its opinion endorsing the Tender Offer and the resolution by the Company’s Board of Directors of the Delisting Procedures, using a share consolidation or other methods after the Tender Offer, can be considered as not adverse to the interests of the minority shareholders of the Company. For details, please refer to “④ Establishment of a Special Committee in the Company” in “(6) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” within “3. Details, Grounds, and Reasons for the Opinion Regarding the Tender Offer” above.

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(Reference) “Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)” issued by SoftBank and NAVER (attached)

Additional Information for US Investors

In the United States, LINE will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer for securities of LINE within the meaning of Rule 14d-2 under the Exchange Act. Holders of the securities of LINE that are subject to any such tender offer are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by LINE will be available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by the bidders in any such tender offer, including a Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The respective financial advisors of SoftBank, NAVER, LINE or the LINE Special Committee as well as the tender offer agent(s) (including their affiliates) may, in the ordinary course of their business, engage in the purchase of the common shares of LINE, or act in preparation for such purchase, for their own account or for their customers’ account before or during the purchase period for the Tender Offer (the “Tender Offer Period”) in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934 and to the extent permitted under Japanese financial instruments and exchange regulations and other applicable laws and ordinances. If any information concerning such purchase is disclosed in Japan, the relevant financial advisor or tender offer agent who conducted such purchase will disclose such information on its English website (or by any other means of public disclosure).

Forward-Looking Statements

This press release contains forward-looking statements with respect to ZHD’s and LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Proposed Offer and the Proposed Transaction. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to ZHD and LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither ZHD nor LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect ZHD, LINE, the Joint Tender Offer or the Business Integration include, but are not limited to, those relating to:

•       whether the Tender Offer will be commenced or will close;

•       the timing of the Tender Offer;

•       obtaining the requisite consents to the Tender Offer and the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•       whether the conditions for the Tender Offer and the Business Integration will be satisfied or waived;

•       the possibility that, prior to the completion of the Business Integration, ZHD’s and LINE’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•       shareholder litigation in connection with the Tender Offer or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•       the risks and uncertainties pertaining to ZHD and LINE’s businesses, including in LINE’s case those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that may be filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that may be filed by LINE, and the Transaction Statement that may be filed, all in connection with the Tender Offer or the Business Integration if they are commenced.

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December 23, 2019

To whom it may concern,

Company name	SoftBank Corp.
Name of Representative	Representative Director, President & CEO	Ken Miyauchi
(Securities Code: 9434, Tokyo Stock Exchange First Section)
Inquiries	Executive Officer, General Manager of Finance & Accounting Division	Takashi Naito
(TEL. 03-6889-2000)

Company name	NAVER Corporation
Name of Representative	CEO	Han Seong Sook
Inquiries	IR Leader	Kim Min
(Email. dl_IR@navercorp.com)

Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities Code: 3938)

SoftBank Corp. (hereinafter, “SoftBank”), NAVER Corporation (hereinafter, “NAVER”, and SoftBank and NAVER are collectively referred to as the “Tender Offerors” (Note)), Z Holdings Corporation (Securities Code: 4689, listed on the First Section of Tokyo Stock Exchange, Inc. (hereinafter, “TSE”)), a consolidated subsidiary of SoftBank (hereinafter “ZHD”), and LINE Corporation (Securities Code: 3938, listed on the First Section of TSE), a consolidated subsidiary of NAVER (hereinafter, the “Target Company”), as announced as of today in the Tender Offerors’ press release entitled “Notice Concerning the Entry into the Definitive Agreement regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938)” (hereinafter, the “Press Release Concerning the Definitive Business Integration Agreement”), have entered into a business integration agreement, a definitive agreement regarding the business integration of ZHD and its subsidiaries and the Target Company and its subsidiaries (hereinafter, the “Business Integration”) (hereinafter, the “Definitive Business Integration Agreement”), in accordance with the resolutions of the respective boards of directors of NAVER, ZHD and the Target Company held today and as for SoftBank, with the decision of Ken Miyauchi, Representative Director, President & CEO of SoftBank, who was authorized by the resolution of the board of directors of SoftBank held today.

(Note) NAVER may implement the Tender Offer (defined below) through the existing or a new subsidiary in which NAVER directly holds all of its outstanding shares or equity (except the treasury shares) (such subsidiary and NAVER are collectively referred to as the “NAVER Offerors”). The party implementing the Tender Offers in Japan and in the U.S. (defined below) on NAVER’s side will be announced in a press release concerning the commencement of the Tender Offer.

In addition, as part of the transactions to realize the Business Integration, the Tender Offerors have decided, for NAVER, at the board of directors held today, and for SoftBank, by the decision of Ken Miyauchi, Representative Director, President & CEO of SoftBank, who was authorized by the resolution of the board of directors of SoftBank held today that the Tender Offerors will jointly implement tender offers in Japan and the United States as detailed below.

①	A tender offer to be implemented in Japan pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended from time to time, hereinafter, the “Act”) for the purpose of acquiring all of the outstanding shares of common stock (hereinafter, the “Target Company Common Shares”), the Share Options and the Convertible Bonds (the Share Options, the Convertible Bonds and the names of each share option and each convertible bond are defined in “(3) Price of Purchase” in “2. Overview of Purchase”; hereinafter, the Target Company Common Shares, the Share Options and the Convertible Bonds are referred to as the “Target Company Shares” (Note)) (other than those owned by NAVER or owned by the Target Company as the treasury shares) (hereinafter, the “Tender Offer”).
②	A tender offer to be implemented in the United States pursuant to the U.S. Securities Exchange Act of 1934 (as amended from time to time, the same applies hereinafter) for the purpose of acquiring shares including American depositary receipts each of which represents one share of the Target Company Common Shares (hereinafter, the “American Depositary Receipts”; and the American Depositary Receipts and the Target Company Shares are collectively referred to as the “Target Shares”) (hereinafter, the “U.S. Tender Offer”; and the Tender Offer and the U.S. Tender Offer are collectively referred to as the “Tender Offers in Japan and the U.S.”).

(Note) As of today, the Tender Offerors have continuously confirmed whether or not the American Depository Receipts can be practically included in the target of the Tender Offer, and if so, the specific range and procedures for the Tender Offerors to accept the tender from holders of the American Depository Receipts. Please be informed of the specific treatment by the commencement of the Tender Offer.

The commencement of the Tender Offer is conditioned on the satisfaction of the Conditions Precedent (as defined below in “1. Purpose of Purchase, (3) Important Agreements Concerning the Tender Offer”) under the Definitive Business Integration Agreement, and the commencement of the U.S. Tender Offer is conditioned on the commencement of the Tender Offer. The Tender Offer is expected to be implemented promptly upon the satisfaction of the Conditions Precedent, including the completion of the procedures required in connection with the domestic and foreign competition authorities. As of today, the Tender Offerors are aiming to commence the Tender Offer in May to June, 2020. However, it is difficult to accurately predict the period required for the procedures in connection with the domestic and foreign competition authorities. Therefore, the details of the schedule of the Tender Offer will be announced as soon as they are fixed.

The purchase price for the Tender Offer is expected to be approximately JPY 372 billion, and SoftBank and NAVER will respectively implement 50% of the purchase.

1.	Purpose of Purchase

(1) Overview of the Tender Offer

As of today, Softbank is a subsidiary of SoftBank Group Corp. (“SBG”) which holds 66.49% of the voting rights of SoftBank through SoftBank Group Japan Corporation, its wholly owned subsidiary, and its shares are listed on the First Section of TSE. As of today, SoftBank does not hold any of the Target Shares and does not plan to acquire any of the Target Shares until the commencement of the Tender Offer. On the other hand, NAVER holds 174,992,000 shares of the Target Company Common Shares (the Ownership Ratio (Note 1): 66.37%), 3,658 units of the share options related to the convertible bonds due 2023 (the total number of the Target Company Common Shares to be issued upon exercise of such share options: 4,898,888 shares; the Ownership Ratio: 1.86%), and 3,658 units of the share options related to the convertible bonds due 2025 (the total number of the Target Company Common Shares to be issued upon exercise of such share options: 4,865,655 shares; the Ownership Ratio: 1.85%) (the Target Company Common Shares and the Convertible Bonds owned by NAVER are collectively referred to as “NAVER-Owned Target Company Shares.”).

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(Note 1) “Ownership Ratio” is the percentage (rounded to two decimal places; the same applies hereinafter in the calculation of the ownership ratio) against the total number (263,668,029 shares; hereinafter, the “Total Number of Voting Shares of the Target Company”), calculated by adding (i) the number of the outstanding shares of the Target Company (240,961,642 shares) as of September 30, 2019 as described in the quarterly securities report for the third quarter of the 20th fiscal year filed by the Target Company on November 8, 2019 (hereinafter, the “Target Company’s Quarterly Securities Report for the Third Quarter of the 20th Fiscal Year”), (ii) the number of the Target Company Common Shares to be issued upon exercise of all of the fourth series of share options (510 units), the fifth series of share options (119 units), the sixth series of share options (8 units), the seventh series of share options (1,191 units), the eighth series of share options (6 units), the tenth series of share options (103 units), the eleventh series of share options (138 units), the thirteenth series of share options (116 units), the fourteenth series of share options (118 units), the sixteenth series of share options (91 units), the seventeenth series of share options (980 units), the eighteenth series of share options (447 units), the nineteenth series of share options (6 units) and the twentieth series of share options (12,621 units) that are exercisable as of today (3,178,600 shares) and (iii) the total (263,669,328 shares) of the number of the Target Company Common Shares to be issued upon exercise of the share options attached to the convertible bonds due 2023 (3,658 units) and the share options attached to the convertible bonds due 2025 (3,658 units) held by the holders of the Convertible Bonds other than NAVER (9,764,543 shares) and the number of the Target Company Common Shares to be issued upon exercise of the share options attached to the convertible bonds due 2023 (3,658 units) and the share options attached to the convertible bonds due 2025 (3,658 units) held by NAVER (9,764,543 shares), and subtracting (iv) the number of the treasury shares held by the Target Company as of September 30, 2019 as described in the Target Company’s Quarterly Securities Report for the Third Quarter of the 20th Fiscal Year (1,299 shares). The Total Number of Voting Shares of the Target Company may change at the time of the commencement of the Tender Offer. Note that since the exercise period of either of Twenty-second Series Share Options, the Twenty-third Series Share Options, Twenty-fourth Series Share Options or the Twenty-fifth Series Share Options issued by the Target Company starts from July 29, 2022, it is not assumed that share options other than the share options prescribed above as the share options exercisable as of today become exercisable by the commencement of the Tender Offer (and during the period for purchase in the Tender Offer (hereinafter, the “Tender Offer Period”).

The Tender Offerors, ZHD and the Target Company have entered into the Definitive Business Integration Agreement as of today and have decided that the Tender Offerors will jointly implement the Tender Offers in Japan and the U.S. for all of the Target Shares (excluding the Target Company Shares held by NAVER and the treasury shares held by the Target Company; the same applies hereinafter), as part of a series of transactions to realize the Business Integration, subject to the Conditions Precedent being satisfied. Also, following the Tender Offers in Japan and the U.S., a series of procedures in order to take the Target Company private (such procedures and the Tender Offers in Japan and the U.S. are collectively referred to as the “Delisting Procedures”) is scheduled to be implemented. As for the details of the Definitive Business Integration Agreement, please refer to “(3) Important Agreements Concerning the Tender Offer”.

3

Since the Tender Offerors do not set the upper or lower limit of shares to be purchased in the Tender Offer, the Tender Offerors will purchase all of the Share Certificates, etc. tendered to the Tender Offer (hereinafter, the “Tendered Share Certificates, etc.”) (Note 2). For each type of the Tendered Share Certificates, etc., SoftBank will purchase the number equivalent to 50% of the Tendered Share Certificates, etc., and NAVER Offerors will purchase the number equivalent to the remaining 50% of the Tendered Share Certificates, etc., respectively (if there is a fraction in the number of any type of the Tendered Share Certificates, etc. that each of the Tender Offerors will purchase, the number of such type of the Tendered Share Certificates, etc. that SoftBank will purchase will be rounded up, and the number of such type of the Tendered Share Certificates, etc. that NAVER Offerors will purchase will be rounded down).

(Note 2)  Since the American Depositary Receipts are traded only in the U.S. securities market and it is not confirmed whether or not a tender offer in Japan can practically accept the tender of American Depositary Receipts, the Tender Offerors have continuously confirmed whether or not the American Depository Receipts can be included in the types of the Share Certificates, etc. to be purchased in the Tender Offer. Therefore, in the process of the Tender Offer, only the tender of the Target Company Shares may be accepted, and the tender of the American Depositary Receipts may not be accepted. However, the Tender Offerors will implement the U.S. Tender Offer the target of which includes the American Depositary Receipts in parallel with the Tender Offer, so even if holders of the American Depository Receipts are unable to tender to the Tender Offer, the plan is that they can tender to the U.S. Tender Offer. In addition, since each of the American Depositary Receipts can be converted to one share of the Target Company Common Shares, the holders of the American Depositary Receipts who desire to tender to the Tender Offer instead of the U.S. Tender Offer can tender to the Tender Offer after converting the American Depositary Receipts to the Target Company Common Shares. Although the procedures and fees for the conversion are disclosed on Form F-1, etc., filed with the U.S. Securities and Exchange Commission (hereinafter, the “SEC”) by the Target Company and the website (www.sec.gov), etc. of the SEC, please confirm these matters with the depository financial institutions. As of today, the Tender Offerors have continuously confirmed whether or not the American Depository Receipts can be practically included in the target of the Tender Offer, and if so, the specific range and procedures for the Tender Offerors to accept the tender by holders of the American Depository Receipts. Please be informed of the specific treatment by the commencement of the Tender Offer.

In the event of implementing the Tender Offer, the Tender Offerors will implement the U.S. Tender Offer the target of which includes the American Depositary Receipts. The U.S. Tender Offer is expected to be implemented on terms and conditions that are substantially the same as the terms and conditions of the Tender Offer to the extent possible in light of the U.S. Securities Exchange Act and the tender offer practices in the United States. As of today, the terms and conditions that can specifically be set for the U.S. Tender Offer are to be confirmed. The purchase price of each American Depositary Receipt for the U.S. Tender Offer is expected to be set as the same (JPY 5,380) as the price of the Target Company Common Share for the Tender Offer (hereinafter, the “Tender Offer Price”), but since the settlement of the U.S. Tender Offer will be made in USD, such settlement will be made in USD by applying the exchange rate determination method that will be set at the commencement of the U.S. Tender Offer. The details of the terms and conditions of the U.S. Tender Offer will be disclosed at the time of implementing the Tender Offer.

4

According to “Announcement of Opinion Regarding the Planned Commencement of the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER Corporation, the Controlling Shareholder of LINE Corporation” announced by the Target Company today (hereinafter, the “Target Company Press Release”), the Target Company, at its board of directors meeting held today, adopted a resolution to express its opinion supporting the Tender Offers in Japan and the U.S. including the Tender Offer in the event of the commencement of the Tender Offers in Japan and the U.S. including the Tender Offer, as the current opinion of the Target Company, and to recommend that the shareholders of the Target Company and the holders of the American Depositary Receipts tender the Target Company Common Shares for the Tender Offers in Japan and the U.S. including the Tender Offer, based on the grounds and reasons described in “③Process and Reasons for the Decision that led to the Target Company's Approval of the Tender Offer” in “(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer”. On the other hand, as for whether to tender the Share Options and the Convertible Bonds for the Tender Offers in Japan and the U.S. including the Tender Offer, as the Target Company has not examined the appropriateness of the purchase price for Share Options and Convertible Bonds, and as the Share Options were issued to directors and employees of the Target Company and its subsidiaries and the purchase price is JPY 1 per Share Option, the board of directors has resolved to leave it to the discretion of each holder of Share Options and Convertible Bonds as to whether to tender their Share Options and Convertible Bonds. The implementation of the Tender Offers in Japan and the U.S. including the Tender Offer is conditioned on the satisfaction of the Conditions Precedent. Since it is difficult to accurately predict the period necessary for the procedures, etc. required in connection with the domestic and foreign competition authorities, the Target Company, at the said board of directors meeting, as described in “③Process and Reasons for the Decision that led to the Target Company's Approval of the Tender Offer” in “(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer”, also adopted a resolution to request the special committee established by the Target Company, at the time of the commencement of the Tender Offers in Japan and the U.S. including the Tender Offer, to consider whether there is any change in the opinion that the special committee provided to the board of directors of the Target Company as of today and to report whether or not such opinion remains unchanged (if there is a change in such opinion, to report the revised opinion) to the board of directors of the Target Company, and, based on such opinion, to express its opinion regarding the Tender Offers in Japan and the U.S. including the Tender Offer at the time of the commencement of the Tender Offers in Japan and the U.S. including the Tender Offer.

In the event that the Tender Offerors fail to acquire all of the Target Shares through the Tender Offer, the Tender Offerors intend to implement the series of procedures described in “(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)” below.

The Tender Offer is expected to be implemented as part of the Business Integration, and the Tender Offerors, ZHD and the Target Company plan to implement the series of transactions described in “(i) Method of the Business Integration” in “① The Definitive Business Integration Agreement and the Transaction Agreement” in “(3) Important Agreements Concerning the Tender Offer” below following the Tender Offer. For the details of the Business Integration, please refer to the Press Release Concerning the Definitive Business Integration Agreement.

(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer

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① Background, purpose and decision-making process of the decision to implement the Tender Offer

(i)       Background and Reasons for the Tender Offer

SoftBank is a corporate group composed of SoftBank Group (SBG, its 1,302 subsidiaries and 423 affiliates (the number of the companies as of the end of March 2019), the same applies hereafter), and the main businesses are “Consumer” (provision of mobile communications and broadband services and ancillary businesses for individual customers), “Corporate” (provision of telecommunications services and solutions for corporate customers), “Distribution” (provision of direct sales and wholesale of IT products, mobile accessories, etc.), and Yahoo business (provision of e-commerce and advertising-related services, etc.) and other businesses (businesses not included in the aforementioned segments, such as provision of services of settlement agency and smartphone specialized securities). Under the management philosophy of “Happiness for people through the information revolution”, SoftBank Group maximizes corporate value, aims to become a corporate group that provides the most needed technologies and services to people around the world, and engages in a variety of businesses in the information and technology field. Among others, having the advanced sales and marketing know-how cultivated in the telecommunications field, by fully leveraging our knowledge in cutting edge technology among the world that we are able to obtain as SoftBank Group as a whole, our strategy is to expand our customer base and establish a new revenue base while providing benefits not only to existing customers but also to society as a whole.

NAVER is a company that provides “NAVER” (www.naver.com) services, which is well known for its most widely used web search engines and internet portal services in South Korea and as of the end of September 2019 composed of 119 group companies. NAVER, as an “aggregate of global challenges” that constantly provides innovative services to the global marketplace, provides not only a variety of innovative content, but also advanced technology platforms such as SNOW (video messaging app), NAVER WEBTOON (digital manga platform), and BAND (group social media platform). By focusing on new technology research and development, NAVER is positioning its strategy to lead new technology trends such as AI (Note 1), robotics, and Mobility (Note 2).

(Note 1) AI is an abbreviation for Artificial Intelligence.

(Note 2) Mobility refers to automated driving related technologies.

On the other hand, the Target Company is based on the mobile messenger platform “LINE,” and also provides content services such as games and music distribution services, as well as general services including advertising, mobile remittances, and payment services. The Target Company Group makes “CLOSING THE DISTANCE” as their corporate mission, and are aiming to realize the world in which people and people, people and information, services and contents are seamlessly connected, and aim to realize the world in which all of the life completes with “LINE” as the entry point, and express the value standard for realizing this mission in the word “WOW.” “WOW” refers to the “first experience that impresses users” and refers to the “surprise that people cannot help but sharing with their friends”, and the Target Company Group has positioned the pursuit of “WOW” as a strategy in order to continue to grow over the medium to long term and create social value.

The Tender Offerors and the Target Company believe that the social or industrial situations surrounding us are facing major changes globally on a daily basis. In particular, overseas companies, mainly in the U.S. and China, dominate the internet market, and comparing the size of companies, there is a significant gap from countries in Asia (excluding China) and Japan.

Furthermore, in Japan, there is a need to improve productivity in line with the shrinking labor force and to respond swiftly to natural disasters, and we believe that the use of AI and technology in these fields has great potential.

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Under these circumstances, through further expanding the telecommunications business, growth of Yahoo (ZHD) and expanding into new fields, under “Beyond Carrier” strategy which aims to achieve sustainable growth, SoftBank goes beyond its role as a telecommunications carrier and through collaboration with each group company and prominent companies in which it has invested, aims to develop new businesses that leverage cutting-edge technology such as AI and IoT (Note 3). In addition, NAVER aims to transform and innovate its state-of-the-art technological platforms in order to provide services that transcend the boundaries of South Korea’s largest search portal engine. This Business Integration aims that ZHD Group (corporate group consisted of ZHD, its 79 subsidiaries and 26 affiliates (as of the end of September, 2019), same applies hereafter) with a firm user base in Japan (average number of users 67.43 million per month, 140 million MAU of total of all the applications) and rich assets (total of 2,795,895 million JPY in consolidated assets), and the Target Company Group (corporate group consisted of the Target Company, its 64 subsidiaries and 68 affiliates, same applies hereafter) with a customer base of 82 million active users per month in Japan and 104 million active users per month in abroad, and with rich lineup, integrate management resources, and by strengthening each business domain and investing in growth of new business domains, provide convenient experiences to Japanese user and update Japan’s society and industries, and by expanding this innovative model to Asia and further to the world, become the leading company to lead the world from Japan and Asia. Regarding this Business Integration, the Tender Offerors, ZHD and the Target Company are expecting to collaborate in a variety of fields, including AI, search, communications, advertising, payments, and communications. SoftBank, through further growth of ZHD which plays a key role in its “Beyond Carrier” strategy, and through creating new business opportunities in the 5G era, and NAVER, through accelerating the growth of Fintech services (Note 4) utilizing cutting-edge technologies and through establishing its position as the leading IT company based on AI technologies, consider the Business Integration as a significant transaction that contributes to increasing the corporate value of both SoftBank and NAVER.

(Note 3) IoT is an abbreviation for Internet of Things, in which goods communicate via internet.

(Note 4) Fintech is a term made from combining Finance and Technology. It refers to activities aimed at resolving inefficiencies in existing financial services and providing innovations in financial services by utilizing smart devices such as smartphones and tablets, as well as big data utilization technologies.

The Business Integration, by ZHD Group and the Target Company Group concentrating each business resources, by Integrated Company Group (refers to the integrated company ZHD after the Business Integration, ZHD Group and the Target Company Group which will be its subsidiaries and affiliates other than ZHD, same hereafter), pursuing synergy in their respective business domains, and investing in business with the aim of growing in AI, commerce, Fintech, advertising, O2O (Note 5), and other new business domains, and aims to leap into a corporate group that is capable of winning fierce competition in Japan and globally, ZHD and the Target Company integrate business in a spirit of equality.

(Note 5) O2O (O-to-O) is an abbreviation of Online to Offline, and refers to the program where online (internet) information affects offline (real-world) purchasing activities.

Through this Business Integration, the Integrated Company Group brings together the management resources of ZHD Group and the Target Company Group, by combining ZHD Group slogan of “Make our users’ lives convenient to a surprising (!) extent” and the Target Company Group’s value standard of “WOW”, create and provide more rich and convenient lifestyles to users through AI and internet-based technologies.

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The Integrated Company Group will first update Japanese society and industry by providing the best user experience in Japan and then expanding to Asia and then to the rest of the world, aims to become the “AI Tech company leading the world from Japan and Asia.”

(ii)       Background to the conclusion of the MOU on the Business Integration

Under the background as described above, SoftBank, ZHD, NAVER and the Target Company, began discussions on various possibilities, including business alliances, in mid-June 2019. After that, since around early August of the same year, the four companies have discussed and examined a wide range of options for the Business Integration feasibility and methods, bearing in mind limitation, etc. under applicable domestic and foreign laws and regulations. Through these discussions, from mid-August until late-August, as the method for the Business Integration, the four companies decided to conduct a series of initial discussions on the feasibility of series of transactions, including a tender offer to the Target Company jointly conducted by Tender Offerors, an absorption-type company split in which the Target Company will cause its wholly owned subsidiary newly established by the Target Company (hereinafter, the “Target Succeeding Company”) to succeed all of the Target Company’s business, share exchange in which ZHD becomes the share exchange wholly-owning parent company, the Target Succeeding Company becomes the share exchange wholly-owned subsidiary, and the consideration is ZHD shares (hereinafter, the “Share Exchange”), etc. In early September 2019, each parties shared the understanding on the significance of the transaction, and decided to conduct further deliberations including the implementation of due diligence. As a result, from late September to early November 2019, discussions on the objectives of the Business Integration including synergies continued and due diligence on the Target Company by the Tender Offerors and ZHD and due diligence on ZHD by NAVER and the Target Company were conducted. As a result of this process, a basic common understanding was reached among the four companies that the method described in “(i) Method of the Business Integration” in “① The Definitive Business Integration Agreement and the Transaction Agreement” in “(3) Important Agreements Concerning the Tender Offer” herein including the privatization of the Target Company by the Tender Offerors was to be mainly considered. Accordingly, as notified by “Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities: Code 3938) and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation” announced on November 18, 2019 by the Tender Offerors, as of the same date, a non-binding memorandum understanding regarding a series of transactions relating to the Business Integration (hereinafter, the “MOU”) was reached to be executed. On the same day, the Tender Offerors submitted to the Target Company a statement of intent regarding the suggestion of the Tender Offer for trades aimed at the transaction to realize the Business Integration. In the statement of intent, the Tender Offerors proposed to the Target Company the Tender Offer Price to be JPY 5,200 per each of the Target Company Common Shares, taking into account the Business Integration synergies and the premiums associated with the transfer of control.

(iii)       Background to the Conclusion of the Definitive Business Integration Agreement and the Implementation of the Tender Offer

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Since the MOU was executed, SoftBank, ZHD, NAVER, and the Target Company have continued to examine deliberately the details of terms and conditions and the method of transactions in a series of the transactions in relation to the Business Integration. As a result of the examinations, the four companies reached a definitive agreement to implement the Business Integration using the method described in “(i) Method of the Business Integration” in “① The Definitive Business Integration Agreement and the Transaction Agreement” in “(3) Important Agreements Concerning the Tender Offer” herein including the privatization of the Target Company by the Tender Offerors. Accordingly, as announced as of today in the Press Release Concerning the Definitive Business Integration Agreement, the four companies have entered into the Definitive Business Integration Agreement.  Furthermore, concurrently with the aforementioned examinations, the Tender Offerors have engaged in discussions and negotiations with the Target Company on the Tender Offer Price since early December 2019. Specifically, although the Tender Offerors proposed to the Target Company the Tender Offer Price to be JPY 5,200 on December 10, 2019 and JPY 5,320 on December 18, 2019, the Target Company requested the Tender Offerors to reconsider the proposal as such proposed Tender Offer Prices are not sufficient as an appropriate price. Through the aforementioned negotiations, Tender Offerors proposed to the Target Company the Tender Offer Price to be JPY 5,380 on December 20, 2019. After that, the Tender Offerors and the Target Company agreed to make the Tender Offer with the Tender Offer Price at JPY5,380 per share on December 23, 2019 and the Tender Offerors decided, for NAVER, at the board of directors held today, and for SoftBank, by the decision of Ken Miyauchi, Representative Director, President & CEO of SoftBank, who was authorized by the resolution of the board of directors of SoftBank held today, to implement the Tender Offer.

②	Management policy after the Tender Offer

This Tender Offer is conducted as part of the Business Integration and after the implementation of the Tender Offer, the Tender Offerors, ZHD and the Target Company are assumed to conduct a series of transactions as described in “(i) Method of the Business Integration” in “① The Definitive Business Integration Agreement and the Transaction Agreement” in “(3) Important Agreements Concerning the Tender Offer” below. Please refer to the Press Release concerning the Definitive Business Agreement Integration for basic policies and other details after the Business Integration.

③	Process and Reasons for the Decision that led to the Target Company's Approval of the Tender Offer

According to the Target Company Press Release, the process and reasons for the decision that led the Target Company to approve the Tender Offer were as follows.

As described above in “(ii) Background to the conclusion of the MOU on the Business Integration” in “① Background and Reasons for the Tender Offer”, SoftBank, ZHD, NAVER, and the Target Company, began discussions on various possibilities, including business alliances, in mid-June 2019. After that, since around early August of the same year, the four companies have discussed and examined a wide range of options for the Business Integration feasibility and methods, bearing in mind limitations, etc. under applicable domestic and overseas laws and regulations.

As a result, a basic common understanding was reached among the four companies that the method described below in “(i) Method of the Business Integration”, in “① The Definitive Business Integration Agreement and the Transaction Agreement” in “(3) Important Agreements Concerning the Tender Offer” including the privatization of the Target Company by the Tender Offerors was to be mainly considered, and the MOU was executed as of November 18, 2019. On the same day, the Tender Offerors submitted to the Target Company a letter of intent regarding the proposal of the Tender Offer for trades aimed at the transaction to realize the Business Integration, proposing a Tender Offer Price of JPY 5,200 per Target Company Common Share.

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In the course of such discussions and reviewing, the Target Company determined that there was a structural conflict of interest between the controlling shareholder of the Target Company, NAVER, and the Target Company’s minority shareholders in carrying out the Business Integration and similarly there were issues with unsymmetrical information, and therefore the Target Company began to implement a framework for conducting examination and negotiation, etc. of the Business Integration independently from NAVER from the standpoint of improving the Target Company’s enterprise value and securing the interests of the Target Company’s general shareholders, to ensure the appropriateness of the transaction terms and the fairness of the procedures of the Business Integration.

Specifically, as discussed below in “(d) Establishment of the Special Committee in the Target Company” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase”, the Target Company established a special committee on October 15, 2019, which consists of three persons, Rehito Hatoyama (Chairperson), Tadashi Kunihiro and Koji Kotaka who have no interests with the Tender Offerors, ZHD, and the Target Company, are the outside directors of the Target Company notified to TSE as independent officers, and are judged to have the experience and eligibility necessary to consider the Business Integration (hereinafter, the “Special Committee”). In considering the Business Integration, the Target Company consulted with the Special Committee with respect to (i) whether the Business Integration facilitates the improvement of the corporate value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the validity of the terms and conditions of the Business Integration is ensured, and (iv) whether it is considered based on the above (i) to (iii) that the Business Integration is disadvantageous to the minority shareholders of the Target Company.

After the proposal of the Tender Offers in Japan and the U.S. including the Tender Offer from the Tender Offerors, given that the Business Integration will fall within transactions with controlling shareholder provided in the Securities Listing Regulations of TSE in the future, if the Delisting Procedures including the Tender Offer is implemented, the Target Company continues to consult with the Special Committee, and made the following resolutions at the meeting of the board of directors held on November 18, 2019; the terms of reference for the Special Committee are changed to (i) whether the Business Integration facilitates the improvement of the enterprise value and its purpose is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the appropriateness of the terms and conditions of the Delisting Procedures, including the Tender Offer Price of the Tender Offer, is ensured, (iv) whether it is considered based on the above (i) to (iii) that the Business Integration is disadvantageous to the minority shareholders of the Target Company, and (v) whether it is considered that it is reasonable to announce the opinion supporting the Tender Offers in Japan and the U.S. including the Tender Offer by the board of directors of the Target Company and recommend to tender the Tender Offers in Japan and the U.S. including the Tender Offer to the Target Company’s shareholders (hereinafter, (i) through (v) are collectively referred to as the “Terms of Reference”); the board of directors will accurately understand and comprehend the judgement of the Special Committee, and make the decision with respect to the Business Integration including the Tender Offer with the highest regard for the contents of the decision of the Special Committee; and the board of directors will not agree to the Business Integration including the Tender Offer if the Special Committee determines that the execution or the terms and conditions of the Delisting Procedures including the Tender Offer are not appropriate.

Furthermore, as discussed below in “(e) Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee” and “(f) Acquisition of advice from an independent law firm for the Special Committee” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase”, the Special Committee appointed Merrill Lynch Japan Securities Co., Ltd. (“BoA”) as a financial advisor and Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) as legal advisors, respectively independent from the Tender Offerors, ZHD, and the Target Company.

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As explained below “(b) Acquisition of share valuation report and a fairness opinion: from an independent third party valuation institution by the Target Company” and “(c) Acquisition of advice from an independent law firm by the Target Company” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “’(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase”, JP Morgan Securities Japan Co., Ltd. (hereinafter, “J.P. Morgan Securities”) as a financial advisor and third-party valuation organization and Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) as legal advisors, respectively independent from the Tender Offerors, ZHD, and the Target Company.

The Target Company received an initial proposal from the Tender Offerors on November 18, 2019, involving a Tender Offer Price of JPY 5,200, and subsequently continued to discuss and negotiate the terms of the Delisting Procedures including the Tender Offer Price with the Tender Offerors. Specifically, the Target Company received a proposal of a Tender Offer Price of JPY 5,200 on December 10, 2019, proposal of a Tender Offer Price of JPY 5,320 on December 18, however, the Target Company determined those proposed Tender Offer Price is not sufficient and the Target Company requested the Tender Offerors to reconsider the proposal. Through the aforementioned negotiations, the Target Company ultimately received a final proposal of a Tender Offer Price of JPY 5,380 from the Tender Offerors on December 20, 2019.

In the aforementioned examination and negotiation process, with respect to material aspects, based on certain conditions, the Target Company made timely reports to the Special Committee, decided negotiation policies based on directions and requests from the Special Committee, and as necessary the Special Committee sat in on negotiations between the Target Company and the Tender Offerors. Specifically, with respect to the negotiation policy regarding the Delisting Procedures first of all, the Target Company gave advance explanations to the Special Committee, and as the Special Committee requested the Target Company to increase the Tender Offer Price based on the stand-alone share price of the Target Company and the premiums in similar case studies, the Target Company decided its negotiation policy based on such request. The Special Committee also sat in on negotiations regarding the Delisting Procedures between the Target Company and the Tender Offerors on three occasions, and the Special Committee voiced its opinion so that the Special Committee’s request would be clearly communicated to the parties.

On December 23, 2019, the Target Company received a report from the Special Committee to the effect ①the Business Integration, including the Tender Offer, can be seen as contributing to an increase in enterprise value and being for a reasonable purpose; ② the procedures for carrying out the Business Integration, including the Tender Offer, can be seen as having ensured fairness; ③ the terms of the Delisting Procedures, including the Tender Offer (excluding the prices for the Share Options and Convertible Bonds in the Tender Offer) can be seen as having ensured appropriateness; ④ taken in light of ① through ③ together, the resolutions of the Target Company’s board of directors, including the announcement of the opinion approving the Tender Offers in Japan and the U.S. including the Tender Offer and the Business Integration including the Delisting Procedures using a share consolidation or other methods after the Tender Offer can be considered as not adverse to the interests of the Target Company’s minority shareholders; and ⑤it can be considered reasonable for the Target Company’s board of directors to express its opinion in support of the Tender Offer s in Japan and the U.S. including the Tender Offer, and recommend that the Target Company’s shareholders and American Depositary Receipt holders tender their shares in response to the Tender Offer s in Japan and the U.S. including the Tender Offer (hereinafter the “Report”) , based on certain assumptions (please see “(d) Establishment of the Special Committee in the Target Company” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “(4) Basis for valuation of the Price of Purchase” in “Outline of Purchase” for an outline of the Report). Please note that, together with the Report, the Special Committee submitted to the Target Company a share valuation report regarding the results of calculations of the value of Target Company Common Shares submitted to the Special Committee by Merrill Lynch Japan Securities as of December 23, 2019 (hereinafter, the “BoA Valuation Report”) and a written opinion (fairness opinion) to the effect that the purchase price for Target Company Common Shares etc. (defined in “(e) Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee” in “(4) Basis for valuation of the Price of Purchase” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “2. Outline of Purchase”, hereinafter the same) in the Tender Offer was fair to the holders of Target Company Common Shares etc. (except for the Tender Offerors and their affiliated companies) from a financial perspective under certain conditions (the “BoA Fairness Opinion”) (please see “(e) Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee” in “(4) Basis for valuation of the Price of Purchase” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “2. Outline of Purchase” below for the outline of the BoA Valuation Report and the BoA Fairness Opinion).

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With the background explained above, based on the legal advice received from Anderson, Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), advice from J.P. Morgan Securities from a financial perspective, the content of the share valuation report regarding the calculation of the value of the Target Company Common Shares received from J.P. Morgan Securities as of December 23, 2019 (the “JPM Valuation Report”), a fairness opinion received from J.P. Morgan Securities to the effect that, under certain conditions precedent, the purchase price of the Target Company Common Shares in the Tender Offer was fair from a financial perspective for the common shareholders of the Target Company, excluding the Tender Offerors and their related parties (the “JPM Fairness Opinion”), and the BoA Valuation Report and the BoA Fairness Opinion, the Target Company conducted careful discussion and examination at the meeting of the board of directors of the Target Company held on December 23, 2019 of whether the Delisting Procedures, including the Tender Offer, serve to improve the enterprise value of the Target Company and whether the transaction terms of the Delisting Procedures, including the Tender Offer, were appropriate, while giving full respect to the details of the Special Committee’s judgment stated in the Report.

Consequently, as stated above in “(i) Background and Reason for the Tender Offer” in “①Background, Purpose and decision-making process of the decision to implement the Tender Offer”, the Target Company also came to the conclusion that by carrying out the Business Integration including the Tender Offer, the ZHD Group and the Target Company Group will integrate the management resources, and by strengthening business areas and investing to growth areas, respectively, the Target Company determined that it will serve to improve the enterprise value.

The Target Company also determined from the following points, etc. that the Tender Offer Price of JPY 5,380 per share was an appropriate price that ensured the benefit that should be received by the Target Company’s general shareholders and that the Target Company’s general shareholders are being provided with a reasonable opportunity to sell the Target Company Common Shares with an appropriate premium.

(i)       The price is one that was agreed as a result of thorough, repeated negotiations with the Tender Offerors with the substantial involvement of the Special Committee, and subject to sufficient measures to ensure the fairness of the transaction terms pertaining to the Delisting Procedures, including the Tender Offer, stated in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in in “(4) Basis for valuation of the Price of Purchase” in “2. Outline of Purchase”.

(ii)       The price is greater than the valuation range of the valuation results based on the market share price analysis and within the valuation range of the valuation results based on the discounted cash flow method (hereinafter, the “DCF Method”) of J.P. Morgan Securities’ valuation of the Target Company Common Shares, as stated below in “(b) Acquisition of share valuation report and a fairness opinion from an independent third party valuation institution by the Target Company” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “’(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase”, fairness opinions have also been issued to the effect that the purchase price for the Target Company Common Shares in the Tender Offer is fair for the Target Company’s common shareholders other than the Tender Offerors and their related parties, under certain conditions precedent, as stated below in “(b) Acquisition of share valuation report and a fairness opinion: from an independent third party valuation institution by the Target Company” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “’(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase”.

(iii)       The price is greater than the valuation range of the valuation results based on the market share price analysis and within the valuation range of the discount cash flow analysis (hereinafter, the “DCF Analysis”) of the valuation results of the Target Company Common Shares by BoA pursuant to the BoA Valuation Report described below in “(e) Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “(4) Basis for valuation of the Price of Purchase” in “2. Outline of Purchase”.

(iv)       The price has a premium of 17.34% (rounded to three decimal places; same hereinafter when calculating the premium rate) compared to the closing price of the Target Company Common Shares of JPY 4,585 on the First Section of TSE on November 13, 2019, which is regarded as not being influenced by speculative reports about the Business Integration by parts of the media, a premium of 31.69% over the simple average closing price of JPY 4,085 (rounded to four decimal places; same hereinafter when calculating the simple average closing price) for the one month prior to November 13, 2019, a 36.75% premium over the simple average closing price of JPY 3,934 for the three months prior to November 13, 2019, and a 50.68% over the simple average closing price of JPY 3,570 for the six months prior to November 13, 2019, which are regarded as reasonable levels of premiums in case studies of other tender offers carried out for the purpose of delisting a subsidiary by a parent company.

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(v)       As explained in “(d) Establishment of the Special Committee in the Target Company” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “’(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase” the Report obtained from the Special Committee also found that the price ensured appropriateness.

Therefore, the Target Company has determined that the Delisting Procedures serve to improve the enterprise value of the Target Company and that the transaction terms of the Delisting Procedures including the Tender Offer are appropriate. The meeting of the Target Company’s board of directors held on December 23, 2019 passed a resolution that it would announce an opinion to the effect that the board of directors approves of the Tender Offers in Japan and the U.S. including the Tender Offer and to recommend that the Target Company’s shareholders and holders of the American Depositary Receipt tender their shares for the Tender Offers in Japan and the U.S. including the Tender Offer.

Additionally, as the Target Company has not examined the appropriateness of the purchase price for Share Options and Convertible Bonds, and as the Share Options were issued to directors and employees of the Target Company and its Subsidiaries and the purchase price is JPY1 per unit of Share Options, the board of directors has resolved to leave it to the discretion of each holder of Share Options and Convertible Bonds as to whether to tender their Share Options and Convertible Bonds.

Please note that with respect to commencement of the Tender Offer, in the Definitive Business Integration Agreement, commencement is conditioned upon satisfaction of the Conditions Precedent, and the U.S. Tender Offer will only commence if the Tender Offer commences. The Tender Offer is planned to be implemented promptly once the Conditions Precedent, including completion of procedures, etc. with domestic and foreign competition authorities, are satisfied, and as of today the Tender Offerors aim to commence the Tender Offer in May to June, 2020, but it is difficult to accurately estimate the time required for procedures, etc. with Japanese and foreign competition authorities.

Therefore, the aforementioned meeting of the Target Company’s board of directors also passed a resolution that when the Tender Offers in Japan and the U.S. including the Tender Offer commences they will ask the Special Committee established by the Target Company to tell the board of directors whether there is any change in the Special Committee’s opinion the Report as of such date, and if there is no change, at the time that the Tender Offers in Japan and the U.S. including the Tender Offer commences, the Target Company will make an announcement to such effect, and if there is a change the Special Committee will be requested to state its changed opinion, and the Target Company will announce a new opinion regarding the Tender Offers in Japan and the U.S. including the Tender Offer based on such opinion of the Special Committee.

Please see “(g) Approval of all the directors of the Target Company without interests and the opinion of all the statutory auditors of the Target Company without interest that they have no objection” in “(ii) Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest” in “②Process of Valuation” in “’(4) Basis for Valuation of the Price of Purchase” in “2. Outline of Purchase” for details of the decision-making process of the board of directors.

(3) Important Agreements Concerning the Tender Offer

① The Definitive Business Integration Agreement and the Transaction Agreement

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To implement the Tender Offer, the Tender Offerors, ZHD and the Target Company executed the Definitive Business Integration Agreement as of today, and the Tender Offerors executed a transaction agreement (hereinafter, the “Transaction Agreement”) as of today in connection with the Definitive Business Integration Agreement. The Tender Offerors, ZHD and the Target Company have agreed in the Definitive Business Integrated Agreement and the Transaction Agreement as follows:

(i) Method of the Business Integration

As described in “(1) Overview of the Tender Offer” above, we have agreed as follows: (i) subject to the satisfaction of the Conditions Precedent (as defined below), the Tender Offerors will jointly implement the Tender Offers in Japan and the U.S.; (ii) in the event that, following the completion of the Tender Offers in Japan and the U.S., a portion of the Target Company Shares have not been tendered and acquired through such Tender Offers in Japan and the U.S., we will implement squeeze-out procedures (with the intended result that post-squeeze out, the Tender Offerors shall be the only shareholders of the Target Company) using a share consolidation or other methods to take the Target Company private (hereinafter, the “Target Company Squeeze-out”); (iii) we will implement a tender offer in which the Target Company after the Target Company Squee-out is a tender offeror and 2,125,366,950 ZHD shares held by Shiodome Z Holdings Co., Ltd. (hereinafter “ShiodomeZHD”) will be the target shares (hereinafter, the “ZHD Tender Offer”) (Note 1), and SoftBank will transfer all ZHD shares holding through ShiodomeZHD to the Target Company (hereinafter, the “ZHD Shares Transfer Procedures”); (iv) SoftBank will transfer a part of its Target Company Common Shares to NAVER Offerors and we will make the ratio of voting rights in the Target Company held by NAVER Offerors and SoftBank (immediately after the ZHD Shares Transfer Procedures) 50:50 (hereinafter, the “Shareholding Adjustment Procedure”); and (v) the Target Company will transfer all of its business under the control of ZHD, and ZHD will be a holding company, shares in which continue to be listed on TSE, with having control over all of the current business of ZHD and the Target Company (hereinafter, the “Target Company Business Transfer Procedure”).

Also, we have agreed as follows: in connection with the ZHD Shares Transfer Procedures, the Target Company shall issue the bonds of the Target Company at the cash amount equivalent to the purchase price for the Tender Offer to SoftBank, and SoftBank shall subscribe such bonds; the Target Company shall conduct an absorption-type merger in which the Target Company is the surviving company and the ShiodomeZHD is the absorbed company (hereinafter the “Merger”), and based on the total number of outstanding shares of the Target Company and ZHD (excluding treasury shares) as of September 30, 2019, the Target Company shall issue 180,882,293 shares of the Target Company Common Shares (Note 2), allocate and deliver such shares to SoftBank, the parent company of ShiodomeZHD, as consideration for the Merger; in connection with the Target Company Business Transfer Procedure, the Target Company shall implement an absorption-type corporate demerger in which all of the Target Company’s business will be succeeded to the Target Succeeding Company; and, subject to the satisfaction of certain conditions precedent, we will implement the Share Exchange with ZHD shares as consideration whereby ZHD becomes the wholly owning parent company and the Target Succeeding Company becomes the wholly owned subsidiary company (based on the assumption that the number of issued and outstanding shares of the Target Succeeding Company becomes the same as the total number of issued and outstanding shares of the Target Company (excluding treasury shares) as of September 30, 2019, 11.75 ZHD shares for each share of the Target Succeeding Company will be allocated and delivered to the Target Company). In addition, the Tender Offerors have agreed under the Transaction Agreement that, as part of the Shareholding Adjustment Procedure, SoftBank will sell the necessary number of the Target Company Common Shares to NAVER Offerors and NAVER Offerors will purchase such shares from SoftBank (hereinafter, the “Share Transfer”), in accordance with the provisions of a share transfer agreement to be separately executed, by the date immediately before the commencement of settlement of the Tender Offer, so that the ratio of voting rights in the Target Company held by NAVER Offerors and SoftBank is 50:50 as a result of the Merger.

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(Note 1) ZHD Tender Offer will not be conducted for or for the interest of, directly or indirectly, the shareholders in the U.S. who are clearly excluded from the procedures of ZHD Tender Offer.

(Note 2) If the result of the Target Company Squeeze-out or other factors make it reasonably necessary to adjust the number of shares, it will be appropriately adjusted in accordance with the factors based upon an agreement between the Tender Offerors.

(ii) The Conditions Precedent for the Commencement of the Tender Offer

Under the Definitive Business Integration Agreement, the commencement of the Tender Offers in Japan and the U.S. including the Tender Offer is conditional upon satisfaction of all of the following conditions: (1) a resolution is adopted at the Target Company’s board of directors’ meeting, by a unanimous resolution of directors without conflicts of interest, expressing their opinion that they support the Tender Offers in Japan and the U.S. and recommend the shareholders of the Target Company and holders of American Depository Receipt to tender for the Tender Offers in Japan and the U.S. (provided, however, they leave holders of the Share Options and Convertible Bonds to decide whether to tender their Share Options and Convertible Bonds for the Tender Offers in Japan and the U.S. including the Tender Offer), and such opinion has not been changed or withdrawn; (2) the special committee of the Target Company established in connection with the Tender Offer advises the Target Company’s board of directors that it would be appropriate to express the supporting opinion described in (1) above, and such advice has not been changed or withdrawn; (3) the special committee of ZHD established in connection with the Business Integration advises ZHD’s board of directors that the Business Integration would not be disadvantageous to minority shareholders of ZHD, and such advice has not been changed or withdrawn; (4) the representations and warranties of each party under the Definitive Business Integration Agreement are true and correct in all material respects; (5) all obligations under the Definitive Business Integration Agreement which each party to the Definitive Business Integration Agreement must comply with or perform before the commencement date of the Tender Offer have been complied with or performed in all material respects; (6) ZHD’s shareholders’ meeting approves the necessary items with regard to the execution of the share exchange agreement concerning the Share Exchange and the Business Integration (except for the election of directors of ZHD under the provisions of the Capital Alliance Agreement (it means the capital alliance agreement executed between ZHD and the Target Company as of today, providing the governance and operation of ZHD after the Business Integration, the same applies hereinafter, please see “Regarding the execution of the definitive agreement with respect to business integration” released as of today by ZHD and the Target Company for the details of the Capital and Alliance Agreement)), and such approval is maintained in full force and effect; (7) in the event that the ZHD’s general shareholders’ meeting is held before the commencement date of the Tender Offer, such meeting approves the election of directors of ZHD under the provisions of the Capital Alliance Agreement; (8) the implementation of a series of transactions relating to the Business Integration does not, and is not reasonably expected to, constitute a violation of laws and regulations; (9) among the procedures under the competition laws and the investment control regulations of each jurisdiction which are necessary for the implementation of the Business Integration (including obtaining the permits and licenses and expiration of necessary waiting period and/or review period, hereinafter, the “Clearance Procedures”), the Clearance Procedures which are necessary for the implementation of the Delisting Procedures have been completed; (10) there are no decisions issued by governmental organizations seeking to impose restrictions upon or prohibit a series of transactions relating to the Business Integration; (11) no circumstances have arisen or turned out that would make the implementation of a series of transactions relating to the Business Integration or the achievement of the purpose of the Business Integration impossible or extremely difficult due to material adverse effect, or conditions or events which may have material adverse effect, on the business, financial condition, managing condition or cash flows, or forecast thereof, of the group of each party to the Definitive Business Integration Agreement taken as a whole; (12) there is no Material Fact Pertaining to Business or Other Matters (has the meaning set forth in Article 166, Paragraph 2 of the Act) of the Target Company which is not Publicized (has the meaning set forth in Article 166, Paragraph 4 of the Act) by the Target Company, and the Target Company has delivered the documents evidencing the same to the Tender Offerors; and (13) either of the Definitive Business Integration Agreement, the Transaction Agreement, the JV Agreement (defined in “② The JV Agreement” below) or the Capital Alliance Agreement is validly existing (the conditions (1) to (13) are collectively referred to as the “Conditions Precedent”).

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(iii) Cooperation on the Business Integration

The Tender Offerors, ZHD and the Target Company have agreed to: (i) make an effort to complete all Clearance Procedures as quickly as practically possible to the extent reasonably possible and necessary; (ii) in the event that, in connection with the implementation of a series of transactions relating to the Business Integration, it is required to obtain necessary permits and license under laws and regulations in addition to the Clearance Procedures, make an effort, and mutually cooperate, to obtain such permits and licenses as quickly as practically possible to the extent reasonably possible and necessary; and (iii) mutually cooperate to facilitate a series of transactions related to Business Integration.

② The JV Agreement

As of today, in relation to the Business Integration, the Tender Offerors executed the joint venture agreement providing the organization and operation of the Target Company which will be owned by only SoftBank and NAVER after the completion of the Business Integration and will be a joint venture with the purpose of owning the ZHD Shares (hereinafter, the “JV Agreement”). Please refer to the Press Release concerning the Definitive Business Integration Agreement for the details of the JV Agreement.

(4) Measures to Ensure the Fairness of the Tender Offer, including Measures to Ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest

Considering that the Target Company is a consolidated subsidiary of NAVER as of today, and the possibility of structural conflicts of interest in Target Company’s consideration of the Delisting Procedures including the Tender Offer, the Tender Offerors and the Target Company respectively have taken by today or are planning to take by the commencement of the Tender Offer the following measures in order to ensure the fairness of the Tender Offer.

① the Tender Offerors’ acquisition of a share valuation report from an independent third-party evaluator

② the Target Company’s acquisition of a share valuation report and a fairness opinion from an independent third party evaluation organization

③ the Target Company’s receipt of advice from an independent law firm

④ the Target Company’s establishment of the special committee

⑤ the special committee’s acquisition of a share valuation report and a fairness opinion from an independent third party evaluation organization

⑥ the special committee’s receipt of advice from an independent law firm

⑦ approval of all of the Target Company’s directors without interest and the opinion of all the Target Company’s statutory auditors to the effect that they have no objection

⑧ measures to secure purchase opportunities from other offerors

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For details regarding the above, please refer to “① Basis of Valuation” and “② Process of Valuation” in “(4) Basis for Valuation of the Price of Purchase” in “2. Overview of Purchase”.

(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)

① Target Company Common Shares

As stated in “(1) Overview of the Tender Offer”, if the Tender Offerors fail to acquire all of the Target Shares during the Tender Offers in Japan and the U.S. including the Tender Offer, once the Tender Offer is complete, the Tender Offerors plan to implement procedures set forth as below so that the Tender Offerors shall be the only shareholders of the Target Company.

In particular, the Tender Offerors plan to request the Target Company to hold an extraordinary shareholders’ meeting (hereinafter, the “Extraordinary Shareholders’ Meeting”) to implement a share consolidation of the Target Company Common Shares (hereinafter, the “Share Consolidation”) and to partially amend its articles of incorporation to the effect that it deletes the provisions regarding share unit number subject to the Share Consolidation. Note that the Tender Offerors plan to support each of the measures described above at the Extraordinary Shareholders’ Meeting. If the measure for the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting, the Target Company shareholders hall each, as of the date on which the Share Consolidation is to take effect, retain a number of the Target Company Common Shares corresponding the Share Consolidation ratio approved at the Extraordinary Shareholders’ Meeting. If the Share Consolidation results in fractional shares that are less than 1 full share, the Target Company Common Shares, number of which is equal to sum total of such fractional shares (if the total of fractional shares is less than 1 full share, the fractional shares shall be discarded), shall be sold to the Tender Offerors in accordance with the terms of Article 235 of the Companies Act (Law No. 86 of 2005 as amended; the same applies hereafter) and other relevant laws and regulations, and the owners of such fractional shares shall be provided with money in exchange. With respect to the sale price of the total number of fractional Target Company Common Shares, the plan is to request that the Target Company petition a court for permission for voluntary sale, after ensuring that as a result of such sale of fractional shares, the monetary sum provided to the Target Company shareholders who did not apply to the Tender Offer (excluding the Tender Offerors and the Target Company) will be the same as the value obtained when the number of the Target Company Common Shares owned by such shareholders is multiplied by the Tender Offer Price. Furthermore, although the ratio of consolidation of the Target Company Common Shares is still undetermined as of today, the plan is to ensure that the decided-upon ratio will result in fractional shares owned by the Target Company shareholders who did not tender for the Tender Offer totaling less than 1 full share so that the Tender Offerors will retain all Target Company Common Shares (excluding treasury shares owned by the Target Company).

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In the interest of protecting the rights of minority shareholders in connection with the procedures above, if the Share Consolidation is made, and this results in fractional shares that are less than 1 full share, the Companies Act allows the shareholders in the Target Company to demand that the Target Company purchase any fractional shares less than 1 full share in their possession at a fair price, as well as to petition a court for a decision regarding the price of the Target Company Common Shares, all in accordance with the provisions of Articles 182-4 and 182-5 and all other relevant laws and regulations. As mentioned above, in the Share Consolidation, the number of shares to be held by the shareholders in the Target Company who have not tendered for the Tender Offer (excluding the Tender Offerors and the Target Company) is expected to be less than 1 full share. Therefore, the shareholders in the Target Company who do not support the Share Consolidation will be able to demand that the Target Company purchase any fractional shares less than 1 full share in their possession at a fair price, as well as to petition a court for a decision regarding the price of the Target Company Common Shares, all in accordance with the provisions of Articles 182-4 and 182-5 and all other relevant laws and regulations. Of course, the price in response to such petition shall ultimately be determined by courts.

With respect to the procedures above, implementation methods and timeline may be subject to change based on the status of amendments to, implementation of, and interpretation by relevant authorities of the relevant laws and regulations, and the Ownership Ratio of Share Certificates, etc. of the Tender Offerors after the Tender Offer and owing statue regarding the Target Company Common Shares by the Target Company shareholders other than the Tender Offerors. However, even in such cases, the Tender Offerors intend to take any measures to eventually pay cash to each of the Target Company shareholders who do not tender their shares for the Tender Offer (excluding the Tender Offerors and the Target Company) and cause the amount of cash to be paid to each of such shareholders to be equal to the amount obtained by multiplying the Tender Offer Price by the number of the Target Company Common Shares held by such shareholder. Specific procedures and the schedule thereof in the above cases will be announced by the Target Company once they are determined through mutual discussions between the Tender Offerors and the Target Company.

Note that, the Tender Offer is not in any way intended to solicit the Target Company shareholders to approve the proposals at the Extraordinary Shareholders’ Meeting. All shareholders need to take sole responsibility for seeking advice from their tax accountants with regard to the tax consequences of tendering their shares for the Tender Offer or participating in the procedures outlined above.

In addition, as described in “(3) Important Agreements Concerning the Tender Offer”, after the Share Consolidation, the Tender Offerors will make the ratio of voting rights in the Target Company held by SoftBank and NAVER Offerors 50:50 through. The price in the Share Transfer may differ from the Tender Offer Price. However, in order to exclude the impact on the stock price of speculative media reports on November 13, 2019 by certain news agencies regarding the Business Integration, we will determine such price based on the objective value of the Target Company Common Shares referencing to the average of the market price of the Target Company Common Shares during a certain period prior to November 13, 2019, which is considered not to be affected by such speculative media reports, and we will not take into account any premium equivalent.

② Share Options

If the Tender Offer is complete but the Tender Offerors fail to acquire all of the Share Options during the Tender Offer, the Tender Offerors will promptly request the Target Company to implement the procedures reasonably necessary for the implementation of the Delisting Procedures, such as acquiring the Share Options and encouraging holders of the Share Options to abandon the Share Options.

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③	Convertible Bonds

With respect to the Convertible Bonds, the effective conversion price of the convertible bonds due 2023 as of today is JPY7,467 per share and the effective conversion price of the convertible bonds due 2025 as of today is JPY7,518 per share, both of which are higher than the Tender Offer Price of JPY5,380. Therefore, it is not expected that the Convertible Bonds will be converted into the Target Company Common Shares during the Tender Offer Period. The Convertible Bonds have a provision to the effect that the effective conversion price will be adjusted in the event of the acquisition of the Target Company Common Shares through the Tender Offer in conjunction with delisting the Target Company Common Shares. The Tender Offer is conducted in conjunction with delisting, and the effective conversion price will be adjusted as a result of the settlement of the Tender Offer. In the Definitive Business Integration Agreement, NAVER has agreed not to convert the Convertible Bonds held by NAVER into the Target Company Common Shares.

In addition, the Convertible Bonds have an early redemption provision (Note) stipulating to the effect that holders of the Convertible Bonds may exercise the conversion right in the event that the Target Company’s shareholders’ meeting approves the share consolidation in conjunction with delisting the Target Company Common Shares, and that the Target Company Common Shares are acquired through the Tender Offer in conjunction with delisting (which is also provided as a cause for adjustment of the effective conversion price as above) (on the condition that the Target Company’s shareholders’ meeting above is not resolved within 60 days of the acquisition of the Target Company Common Shares through the Tender Offer). The Convertible Bonds, which are not acquired through the Tender Offer and are not converted into the Target Company Common Shares, will be redeemed after the Tender Offer at a face value or higher in accordance with such early redemption provision. For details of the Convertible Bonds, please refer to “Notice of the Issuance of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025” and “Announcement of Determination of Terms of Issue, etc. of Zero Coupon Convertible Bonds Due 2023 and Zero Coupon Convertible Bonds Due 2025”, which was published on September 4, 2018 by the Target Company.

(Note) In particular, in the event that the Target Company’s shareholders’ meeting approves the share consolidation in conjunction with delisting the Target Company Common Shares (hereinafter, the “Squeeze-out Event”), the Target Company shall, upon the provision of notice to holders of the Convertible Bonds as soon as practicably possible (but within 14 days from the day of the occurrence of the Squeeze-out Event), redeem all of the outstanding Bonds (mean the part of the Convertible Bonds corresponding to only bonds; hereinafter the same applies) (partial redemption shall not be permitted), on the date specified for redemption in such notice (the redemption date shall be any day before the effective date of the relevant Squeeze-out Event falling between 14th to 30th Tokyo business day after the day of the relevant notice; provided, however, that in the case where the relevant effective date is a day before the 14th Tokyo business day from the date of the relevant notice, then the redemption date shall be moved up to a day before the relevant effective date), at the redemption price per one Bond certificate calculated by (a) the amount obtained by deducting the face value of each Bond from the offer price of each Convertible Bond, multiplying (b) the number obtained by dividing the number of days from the redemption date above (including the same day) to the maturity date (excluding the same date) by the number of days from the payment date (including the same date) to the maturity date (excluding the same date), and then, plus the face value of each Bond. In addition, in the event that the Squeeze-out Event does not occur within 60 days after the acquisition date of the Target Company Common Shares by a tender offer, the Target Company shall, upon the provision of notice to holders of the Convertible Bonds as soon as practically possible (but within 14 days from the last day of the 60-day period) redeem all of the outstanding Bonds (partial redemption shall not be permitted), on the date specified for redemption in such notice (the redemption date shall be any day falling between 14th to 30th Tokyo business day after the day of the relevant notice), at the redemption price per one Bond certificate calculated by (a) the amount obtained by deducting the face value of each Bond from the offer price of each Convertible Bond, multiplying (b) the number obtained by dividing the number of days from the redemption date above (including the same day) to the maturity date (excluding the same date) by the number of days from the payment date (including the same date) to the maturity date (excluding the same date), and then, plus the face value of each Bond (together with provision regarding the early redemption pursuant to the Squeeze-out Event above, hereinafter, the “Early Redemption Provisions”).

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(6) Possibility of Delisting and Reasons Thereof

As of today, the Target Company Common Shares are listed on the First Section of TSE, but, as the Tender Offerors has not set a upper limit of shares to be purchased with respect to the Tender Offer, based on the results of the Tender Offer, it is possible that the Target Company Common Shares may become delisted following the designated procedures of the Tender Offer in accordance with the delisting standards established by TSE. Furthermore, even in the event the delisting standards do not apply as of the completion of the Tender Offer, the Tender Offerors will implement certain procedures so that they shall be the only shareholders of the Target Company as described in “(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)” above after the completion of the Tender Offer. In such cases, the delisting standard will then apply, and the Target Company Common Share will become delisted following the designated procedures. Note that, after being delisted, it will be impossible to trade the Target Company Common Shares on the First Section of TSE.

Also, as of today, the American Depositary Receipts are listed on the New York Stock Exchange, but, after the U.S. Tender Offer is complete, we will implement the delisting procedures of the American Depositary Receipts with the approval of the relevant authorities as necessary based on procedures and methods permissible under the relevant laws and regulations. Note that, after being delisted, it will be impossible to trade the American Depository Receipts on the New York Stock Exchange.

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2.	Outline of Purchase

(1) Corporate Profile of the Target Company

①	Name	LINE Corporation
②	Address	JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan
③	Name and title of representative	Mr. Takeshi Idezawa Representative Director and President
④	Scope of business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamp and game service, and strategic businesses including Fintech, AI and commerce service.
⑤	Share capital	JPY96,535 million (as of September 30, 2019)
⑥	Year of incorporation	September 4, 2000
⑦	Equity attributable to the shareholders of the Target Company	JPY164,844 million (as of September 30, 2019)
⑧	Total assets	JPY530,442 million (as of September 30, 2019)
⑨	Principal shareholders and shareholdings (as of June 30, 2019)	NAVER		72.64％
		MOXLEY & CO LLC		3.64％
		JAPAN TRUSTEE SERVICES BANK, LTD.		2.11％
⑩	Relationships with the other parties at this time
Shareholding relationships

Not applicable with respect to SoftBank.

NAVER is the parent company of the Target Company and holds the Target Company Common Shares of 174,992,000 (which represents 72.64% of all the outstanding shares of the Target Company Shares, 240,883,642 shares, as of June 30, 2019) and a portion of the Convertible Bonds.

	Human relationships	Not applicable with respect to SoftBank. Mr. Hae Jin Lee, an executive officer of NAVER, also serves as the chairman of the board of directors of the Target Company.
Business relationships

There are existing business relationships between SoftBank and the Target Company with respect to communication services, etc.

There are existing business relationships between NAVER and the Target Company with respect to advertising services, etc.

	Current Status of Related Parties	SoftBank is not a related party to the Target Company. NAVER is the parent company of the Target Company.
⑪	Results of Operation and Financial Position for the Last Three Years (on a consolidated basis)
For the year		2016 ending December 31	2017 ending December 31	2018 ending December 31
Revenues		JPY140,704 million	JPY167,147 million	JPY207,182 million
Profit from operating activities		JPY19,897 million	JPY25,078 million	JPY16,110 million
Profit (loss) before tax from continuing operations		JPY17,990 million	JPY18,145 million	JPY3,354 million
Profit (loss) attributable to the shareholders of the Target		JPY6,763 million	JPY8,078 million	(JPY3,718 million)
Earnings per share: basic profit (loss) for the period attributable to the shareholders of the Target		JPY34.84	JPY36.56	(JPY15.62)

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(2) Schedule

The Tender Offer is expected to be implemented under the provisions of the Definitive Business Integration Agreement upon the satisfaction of the Conditions Precedent. The Tender Offer is expected to be implemented promptly upon the satisfaction of the Conditions Precedent. As of today, the Tender Offerors are aiming at commencing the Tender Offer in May to June, 2020. However, it is difficult to accurately predict the period required for the procedures in connection with the domestic and foreign competition authorities. Therefore, the details of the schedule of the Tender Offer will be announced as soon as they are fixed.

(3) Price of Purchase

① Common stock    JPY 5,380 per share (Note 1)

(Note 1)  As described in "1. Overview of the Tender Offer" in "(1) Purpose of Purchase", since the American Depositary Receipts are traded only in the U.S. securities market and it is not confirmed whether or not a tender offer in Japan can practically accept the tender of American Depositary Receipts, the Tender Offerors have continuously confirmed whether or not the American Depository Receipt can be included in the types of the Share Certificates, etc. to be purchased in the Tender Offer. However, since each of the American Depositary Receipts can be converted to one share of the Target Company Common Shares, the holders of the American Depositary Receipts who desire to tender to the Tender Offer instead of the U.S. Tender Offer can tender to the Tender Offer after converting the American Depositary Receipts to the Target Company Common Shares. The conversion procedures and costs are disclosed on Form F-1 submitted by the Target Company to the SEC, the SEC's website (www.sec.gov), etc. and should be checked by the holders of the American Depositary Receipt in the U.S. The U.S. Tender Offer to be conducted in parallel with the Tender Offer is scheduled to include also the American Depositary Receipt in the target of the U.S. Tender Offer. The price of purchase per each American Depositary Receipt in this tender offer will be set at the same price as the Tender Offer Price (JPY 5,380). Since the settlement of the U.S. Tender Offer will be made in the United States dollar, the settlement will be made in the United States dollar to be calculated by the method to determine the exchange rate which will be set in advance at the commencement of the U.S. Tender Offer. The procedures for the U.S. Tender Offer and other terms of the settlement will be disclosed on the SEC's website (www.sec.gov), etc. as soon as they are set. As of today, the Tender Offerors have continuously confirmed whether or not the American Depository Receipt can be practically included in the target of the Tender Offer, and if so, the specific range and procedures for the Tender Offerors to accept the tender by holders of the American Depository Receipt. Please be informed of the specific treatment by the commencement of the Tender Offer.

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② Share Options

(i)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on December 11, 2013 (hereinafter, the "Fourth Series Share Options")
(ii)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on December 11, 2013 (hereinafter, the "Fifth Series Share Options")
(iii)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on December 11, 2013(hereinafter, the "Sixth Series Share Options")
(iv)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on February 5, 2014(hereinafter, the "Seventh Series Share Options")
(v)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on February 5, 2014 (hereinafter, the "Eighth Series Share Options")
(vi)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on August 1, 2014 (hereinafter, the "Tenth Series Share Options")
(vii)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on August 1, 2014 (hereinafter, the "Eleventh Series Share Options")
(viii)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on September 30, 2014(hereinafter, the "Thirteenth Series Share Options")
(IX)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on September 30, 2014(hereinafter, the "Fourteenth Series Share Options")
(X)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on January 30, 2015(hereinafter, the "Sixteenth Series Share Options")
(XI)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on January 30, 2015(hereinafter, the "Seventeenth Series Share Options")
(XII)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on January 30, 2015(hereinafter, the "Eighteenth Series Share Options")

(XIII) JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on January 30, 2015(hereinafter, the "Nineteenth Series Share Options")

(XIV)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on June 26, 2017(hereinafter, the "Twentieth Series Share Options")
(XV)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on July 9, 2019 (hereinafter, the "Twenty-second Series Share Options")
(XVI)	JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on July 9, 2019 (hereinafter, the "Twenty-third Series Share Options")

(XVII) JPY1 per unit of share options issued by resolution of the board of directors of the Target Company on July 9, 2019 (hereinafter, the "Twenty-fourth Series Share Options", and the share options in (i) above to (XVII) are collectively referred to as "the Share Options ". (Note 2)

(Note 2) In addition to the above, the Target Company made the resolution to issue “the Twenty-fifth Share Options of Line Corporation” (hereinafter, the "Twenty-fifth Series Share Options") at the meeting of the board of directors held on July 9, 2019. However, the Twenty-fifth Series Share Options are scheduled to be issued on April 3, 2020 and have not been issued as of today, so such Share Options are not included in the scope of the Share Certificate, etc. to be purchased on the Tender Offer. If the Twenty-fifth Series Share Options were issued as of the date of commencement of the Tender Offer, such Share Options will be included in the scope of purchase. In such cases, the price of purchase will be JPY1 per unit of share options, as is the case with the Share Options.

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③ Convertible Bonds

(i)	JPY 7,203,820 per a face value of JPY 10,000,000 of Euroyen convertible bonds due 2023 issued by the resolution of the board of directors of the Target Company on September 4, 2018 (hereinafter, the “Convertible Bonds due 2023”)
(ii)	JPY 7,155,400 per a face value of JPY 10,000,000 of Euroyen convertible bonds due 2025 issued by the resolution of the board of directors of the Target Company on September 4, 2018 (hereinafter, the "Convertible Bonds due 2025” and together with the Convertible Bonds due 2023 stated in (i) above, the “Convertible Bonds”)

(4) Basis for Valuation of the Price of Purchase

① Basis of Valuation

(i)       Common stock

(Basis of valuation by NAVER)

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, NAVER requested Deutsche Bank, its financial advisor, as a third-party valuation institution independent from the Tender Offerors, ZHD or the Target Company, to evaluate the share value of the Target Company. Deutsche Bank is not a related party to the Tender Offerors, ZHD or the Target Company, nor does it have any material interests in relation to the Tender Offer (except for the receipt of fees in connection with its engagement in a series of transactions relating to the Business Integration).

Deutsche Bank has evaluated the value of the Target Company Common Shares by using the Average Market Price Method due to the fact that the Target Company Common Shares are listed on TSE, and a discounted cash flow analysis (hereinafter, a “DCF Analysis”) in order to reflect financial forecasts and other information and data related to the Target Company provided by the management of NAVER in the evaluation. NAVER received a report on the valuation of the Target Company Common Shares from Deutsche Bank (hereinafter, the “DB Valuation Report”) on December 22, 2019.

NAVER has not requested or received any opinion concerning the fairness of the Tender Offer Price (a fairness opinion) from Deutsche Bank. The analyses prepared by Deutsche Bank and furnished to NAVER are not an opinion to NAVER or holders of the Target Company Common Shares as to the fairness of the Business Integration or the Tender Offer Price, do not constitute a recommendation to the Tender Offerors, ZHD, the Target Company, or holders of the Target Company Common Shares as to the Business Integration, or as to whether holders of the Target Company Common Shares should tender the Target Company Common Shares in the Tender Offer or as to how to vote or act with respect to any other matter, and should not be relied on as the basis for any investment decision.

The results of valuation made by Deutsche Bank with respect to the value of each common share of the Target Company is as follows:

Average Market Price Method JPY 3,570 to JPY 4,585

DCF Analysis JPY 3,819 to JPY 5,497

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Under the Average Market Price Method, Deutsche Bank reviewed the historical trading prices of the Target Company Common Shares on TSE and chose November 13, 2019 as the “record date” in order to avoid any impact on the share value due to speculative press reports regarding the Business Integration that was reported after such date. Based on the closing price of the Target Company Common Shares of JPY 4,585 on TSE as of the record date, the simple average closing price over the month-long period ending November 13, 2019 of JPY 4,085, the simple average closing price over the 3-month-long period ending November 13, 2019 of JPY 3,934, and the simple average closing price over the 6-month-long period ending November 13, 2019 of JPY 3,570 (rounded off to the nearest JPY 1; hereinafter the same applies to calculation of the simple average closing price ), Deutsche Bank derived a range of implied value per the Target Company Common Share of JPY 3,570 to JPY 4,585.

Under the DCF Analysis, Deutsche Bank performed a DCF Analysis of the Target Company using various factors including the Target Company’s business plans and financial forecasts for the fiscal years ending December 31, 2019 to December 31, 2024 approved for Deutsche Bank’s use by the management of NAVER, earnings projections and investment plans as prescribed in the Target Company’s business plans, and other publicly available information. Deutsche Bank evaluated equity value and enterprise value of the Target Company by discounting the Target Company’s projected free cash flow for the period on and after the fourth quarter of the fiscal year ending December 31, 2019 to present value using a specific discount rate, and based on such calculations, derived a range of implied value per the Target Company Common Share of JPY 3,819 to JPY 5,497. The business plans and financial forecasts of the Target Company that were provided to Deutsche Bank by NAVER for purposes of the DCF Analysis assumed that operating losses will be recorded during the fiscal years ending December 31, 2019 and December 31, 2020 due to the investments and high marketing costs associated with the strategic businesses, and that a significant increase in profits will be recorded for the period after the fiscal year ending December 31, 2021 due to the decrease in marketing costs and positive impacts of the business investments. Deutsche Bank did not take into account the synergies or tax impacts anticipated by the management of NAVER to result from a series of transactions relating to the Business Integration, and assumed that there are no off-balance sheet liabilities.

NAVER resolved at the meeting of its board of directors held on December 23, 2019 that the Tender Offer Price will be JPY 5,380 per share, based on a comprehensive review of various factors, including the results of due diligence in respect of the Target Company that took place from late October 2019 to early November 2019, precedent examples of premiums paid in tender offers by parties other than the Issuer where the parent company took or intended to take its listed subsidiary private upon completion of such tender offer, the likelihood of approval of the Tender Offer by the Target Company’s board of directors, the market trends of the price of the Target Company Common Shares and the prospects of subscription for the Tender Offer, in addition to the valuation analysis contained in the DB Valuation Report received from Deutsche Bank, as well as taking into account results of the discussions and negotiations with the Target Company.

(Note) The following is a supplemental explanation of the assumptions made, matters considered and limitations in connection with Deutsche Bank’s financial analyses of the share value of the Target Company, based on various conditions in effect as of, and information that Deutsche Bank received by, December 22, 2019.

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In preparing the DB Valuation Report, Deutsche Bank reviewed certain publicly available financial and other information concerning the Target Company, certain internal analyses, financial forecasts and other information relating to the Target Company prepared by the management of the Target Company, and certain internal analyses, financial forecasts and other information relating to the Target Company prepared by the management of NAVER. Deutsche Bank did not assume any responsibility for independently verifying, nor did it independently verify, any of the information of the Target Company, including any financial information or financial forecasts that were analyzed (regardless of whether such information were publicly available, or provided by NAVER or the Target Company). Accordingly, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not verified any assets or liabilities of the Tender Offerors, ZHD or the Target Company, nor has it independently appraised or valued any assets or liabilities of the Tender Offerors, ZHD or the Target Company. In relying on the financial forecasts that were provided by NAVER or the Target Company, including analyses and forecasts concerning the financial impacts that the Tender Offer may have on the Target Company, Deutsche Bank assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of NAVER or the Target Company, as applicable. In preparing the DB Valuation Report, Deutsche Bank did not express any view as to such analyses or forecasts or the reasonableness of the assumptions on which they were based. The DB Valuation Report is based on financial, market and other conditions in effect as of December 22, 2019, as well as information that Deutsche Bank received by such date. Events that occur after the date of the DB Valuation Report may affect the valuation results contained in the DB Valuation Report, however Deutsche Bank does not have any obligation to revise, modify or reaffirm the contents of the DB Valuation Report.

In respect of the DB Valuation Report, Deutsche Bank has assumed that the Tender Offerors and the Target Company will each take appropriate actions to comply with the restrictions and agreed terms necessary for the consummation of the Tender Offer, and that all conditions and obligations to which the Tender Offerors and the Target Company are subject in respect of the Tender Offer will be completed or satisfied without being waived. Deutsche Bank has further assumed that all material consents and approvals by government, regulatory authority or other parties (hereinafter, the “Authorities”) necessary for the commencement of the Tender Offer will be obtained, and that neither the obtaining of such consents, approvals or orders by the Authorities nor any revisions, modifications or waiver of any contracts to which the Tender Offerors or the Target Company is a party will have any adverse effect on the Tender Offerors or the Target Company, nor will they impose any restrictions, regulations or conditions that may reduce the profits resulting from the Tender Offer for the Tender Offerors or the Target Company, nor will the profits expected to be earned from the Tender Offer be revised, modified or relinquished.

Deutsche Bank does not provide legal, tax or regulatory advice. With respect to such matters, NAVER relies on the advice of specialists who are experts in such fields.

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The DB Valuation Report was provided solely for the information of the board of directors of NAVER and to assist the board of directors of NAVER in connection with its consideration of the Tender Offer Price. Deutsche Bank has not recommended any specific purchase price to NAVER or its board of directors, shareholders, creditors or other relevant parties, and does not recommend or guarantee that any specific purchase price is the only appropriate purchase price. The DB Valuation Report does not constitute a recommendation as to whether or not NAVER should commence the Tender Offer, whether any holder of the Target Company Common Shares should tender shares into the Tender Offer, or as to how any holder of the Target Company Common Shares or any other securities should vote or act with respect to any matter. By submitting the DB Valuation Report to the board of directors of NAVER, Deutsche Bank did not guarantee the business plans or financial forecasts as provided by the Target Company or NAVER, nor did it guarantee that the earnings projections and investment plans as contained therein will be realized or implemented.

Deutsche Bank did not have the authority to solicit, and did not solicit, investments in securities or other financial products issued by the Target Company. Deutsche Bank will not provide any opinion in respect of the values of the Target Company’s shares after the announcement or consummation of the Tender Offer.

Deutsche Bank has acted as NAVER’s financial advisor in connection with the Tender Offer and will be paid a fee for its services. NAVER has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. Deutsche Bank is an affiliate of Deutsche Bank AG (hereinafter, together with its affiliates, the “DB Group”). One or more of the members of the DB Group may provide, or may be providing, investment banking, commercial banking (including credit financing) or other financial services to the Tender Offerors, ZHD, the Target Company or their affiliates, and may receive, or may be receiving, fees with respect to such services. In the ordinary course of its business, a member of the DB Group may exercise its voting rights in respect to the Target Company’s shares, or actively trade the Target Company’s shares, bonds or other marketable securities (or related transactions) for Deutsche Bank’s own account or for the accounts of its customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Subject to its internal rules and procedures, such as policies concerning conflicts of interest, DB Group may provide investment banking, commercial banking or financial advisory services to clients that may have, currently or in the future, a conflict of interest with NAVER or the Target Company, and may receive fees for such services. In such case, DB Group will not owe any duty to disclose any confidential information to NAVER, the Target Company or their affiliates.

(Basis of valuation by SoftBank)

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, SoftBank requested Nomura Securities Co., Ltd. (hereinafter, “Nomura Securities”), its financial advisor, as a third-party valuation institution independent from the Tender Offerors, ZHD, or the Target Company, to evaluate the share value of the Target Company. Nomura Securities is not a related party to the Tender Offerors, ZHD, or the Target Company, nor does it have any material interests in relation to the Business Integration including the Tender Offer.

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Upon conducting a valuation of the Target Company Common Shares among several share price valuation methods, Nomura Securities considered that it was appropriate to evaluate the Target Company Common Shares from multiple angles. Therefore, Nomura Securities has evaluated the value of the Target Company Common Shares on the assumption that the Target Company is a going concern by using the Average Market Price Method due to the fact that the Target Company Common Shares are listed on the First Section of TSE and DCF Analysis in order to reflect future business activities in the valuation. SoftBank received a report on the valuation of the Target Company Common Shares (hereinafter, the “Nomura Valuation Report”) from Nomura Securities dated December 23, 2019. Note that SoftBank has not received a fairness opinion regarding the fairness of the Tender Offer Price.

The results of valuation made by Nomura Securities with respect to the value of each common share of the Target Company is as follows.

Average Market Price Method    JPY 3,570 to JPY 4,585

DCF Analysis    JPY 3,412 to JPY 5,142

For the Average Market Price Method, setting a record date of November 13, 2019, before speculative press reports were released (after the close of regular trading hours on November 13, 2019), in order to exclude the effect of speculative press reports on the share price, the closing price on the record date for the Target Company Common Shares on the First Section of TSE was JPY 4,585, the simple average closing price over the 5 business days ending November 13, 2019 was JPY 4,427 (rounded off to the nearest JPY 1; hereinafter the same applies to calculation of the simple average closing price), the simple average closing price over the month-long period ending November 13, 2019 was JPY 4,085, the simple average closing price over the 3-month-long period ending November 13, 2019 was JPY 3,934, the simple average closing price over the 6-month-long period ending November 13, 2019 was JPY 3,570. Based on those values, Nomura Securities evaluated the range of the share value per each common share of the Target Company as being between JPY 3,570 and JPY 4,585.

For the DCF Analysis, calculations were based on the revenues and investment plans described in business plans over 6 fiscal years from the fiscal year ending December 2019 to the fiscal year ending December 2024 and publicly available information, from which the Target Company’s enterprise value and equity value were derived by discounting the free cash flow expected to be generated by the Target Company in the future from the third quarter of the fiscal year ending December 2019 by a certain rate in order to determine the present value, which resulted in a per-common share price range of JPY 3,412 to JPY 5,142. The business plan based on which the DCF Analysis was conducted contemplates a significant fluctuation in operating profit and loss. Specifically, it anticipates an operating loss due to the post of large marketing expenses and investments to strategic businesses in the fiscal years ending December 2019 and 2020 and a significant fluctuation in revenue due to the reduction of marketing expenses and the improvement of profit and loss according to the emergence of the effect through business investments after the fiscal year ending December 2021. The expected synergies to be realized through the implementation of the Business Integration including the Tender Offer are not taken into account because it is difficult to specifically estimate them at the current point.

(Note) In evaluating the share value of the Target Company, Nomura Securities assumed that publicly available information and all information provided to Nomura Securities is correct and complete, and Nomura Securities has not independently investigated the correctness and completeness of such information. Nomura Securities has not conducted an independent evaluation, appraisal, or assessment of any assets or liabilities held by the Target Company or any affiliated companies (including derivative financial instruments, un-booked assets and liabilities, and other contingent liabilities), including individualized analyses and evaluations of each asset and liability, nor has it requested a third party organization to conduct any appraisal or assessment.

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With respect to the financial projections made by the Target Company (including profit plans and other information), Nomura Securities has assumed that such projections were developed by the management of the Target Company based on the best and most good faith projections and judgements available at the present time, and were thus considered and developed in a rational fashion. The valuation made by Nomura Securities reflects the information and financial conditions obtained by Nomura Securities up to December 20, 2019. Note that the valuation made by Nomura Securities were made for the sole purpose of being referenced by SoftBank’s board of directors when considering the share price of the Target Company Common Shares.

SoftBank decided to set the Tender Offer Price at JPY 5,380 per share as of today generally taking into account the result of initial due diligence conducted during the period from late September to early November, 2019, precedent examples of premium paid upon determining price of purchase in the past tender offers to Share Certificate, etc. in the issuers other than ones which are similar to the Tender Offer, market trend of share price of the Target Company Common Shares, the likelihood for the board of directors of the Target Company to support the Tender Offer and the prospect of the tender to the Tender Offer in addition to the valuation result of the Nomura Valuation Report acquired from Nomura Securities as of December 23, 2019, as well as taking into account the result of the discussion and negotiation with NAVER and the Target Company.

(ii)       Share Options

In light of the fact that the Share Options were issued as incentive plans for directors and employees of the Target Company and the fact that the Tender Offerors would be unable to exercise such Share Options even after the Tender Offerors acquired such Share Options, the Tender Offerors have set the price of purchase of the Share Options as JPY1 per unit of share options. In determining the price of Purchase of the Share Options, the Tender Offerors have not obtained a valuation report or a fairness opinion from a third party valuation organization.

(iii)       Convertible Bonds

The Tender Offerors have decided to acquire the Convertible Bonds due 2023 at a price of JPY6,962,800, which is calculated by multiplying 1,339 common shares (the quotient of the face value of JPY10,000,000 divided by the effective conversion price of JPY7,467, a fractional share shall be omitted) with the Tender Offer Price of JPY 5,380. This price of JPY 7,203,820 represents a discount of 27.96% on the face value of such Convertible Bonds.

The Tender Offerors have decided to acquire the Convertible Bonds due 2025 with a face value of JPY10,000,000 at a price of JPY6,916,000, which is calculated by multiplying 1,330 common shares (the quotient of the face value of JPY10,000,000 divided by the effective conversion price of JPY7,518, a fractional share shall be omitted) with the Tender Offer Price of JPY5,380. This price of JPY 7,155,400 represents a discount of 28.45%on the face value of such Convertible Bonds.

As stated in "(5) Post-Tender Offer Reorganizations (Two-Step Acquisition Items)" in “1. Purpose of Purchase” abovementioned, the Convertible Bonds provide to the effect that, in the event that a tender offer is made to the Target Company Common Shares for delisting, the conversion price will be adjusted due to the settlement of the tender offer. In addition, the Convertible Bonds have the Early Redemption Provision, and the Convertible Bonds that are not acquired by the Tender Offer and are not converted into the Target Company Common Shares are scheduled to be redeemed after the Tender Offer at a par value or more in accordance with the Early Redemption Provision.

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② Process of Valuation

(i)       Process that led up to Determination of the Tender Offer Price

SoftBank, ZHD, NAVER and the Target Company, began discussions on various possibilities, including business alliances, in mid-June 2019. After that, since around early August of the same year, the four companies have discussed and examined a wide range of options for the Business Integration feasibility and methods, bearing in mind limitation, etc. under applicable domestic and foreign laws and regulations. Through these discussions, from mid-August until late-August, as the method for the Business Integration, the four companies decided to conduct a series of initial discussions on the feasibility of series of transactions, including a tender offer to the Target Company jointly conducted by Tender Offerors, an absorption-type company split in which the Target Company will cause the Target Succeeding Company to succeed all of the Target Company’s business, the Share Exchange in which ZHD becomes the share exchange wholly-owning parent company, the Target Succeeding Company becomes the share exchange wholly-owned subsidiary, and the consideration is ZHD shares, etc. In early September 2019, each parties shared the understanding on the significance of the transaction, and decided to conduct further deliberations including the implementation of due diligence. As a result, from late September to early November 2019, discussions on the objectives of the Business Integration including synergies continued and due diligence on the Target Company by the Tender Offerors and ZHD and due diligence on ZHD by SoftBank and the Target Company were conducted. As a result of this process, a basic common understanding was reached among the four companies that the method described in “(i) Method of the Business Integration” in “① The Definitive Business Integration Agreement and the Transaction Agreement” in (3) Important Agreements Concerning the Tender Offer” herein including the privatization of the Target Company by the Tender Offerors was to be mainly considered. Accordingly, as of November 18, 2019, MOU was reached to be executed. On the same day, the Tender Offerors submitted to the Target Company a statement of intent regarding the suggestion of the Tender Offer for trades aimed at the transaction to realize the Business Integration. In the statement of intent, the Tender Offerors proposed to the Target Company the Tender Offer Price to be 5,200 per each of the Target Company Common Shares, taking into account the Business Integration synergies and the premiums associated with the transfer of control.

Since the MOU was executed, SoftBank, ZHD, NAVER, and the Target Company have continued to examine deliberately the details of terms and conditions and the method of transactions in a series of the transactions in relation to the Business Integration. Furthermore, concurrently with the aforementioned examinations, the Tender Offerors have engaged in discussions and negotiations with the Target Company on the Tender Offer Price since early December 2019. Specifically, although the Tender Offerors proposed to the Target Company the Tender Offer Price to be JPY 5,200 on December 10, 2019 and JPY 5,320 on December 18, 2019, the Target Company determined those proposed Tender Offer Price is not sufficient and requested the Tender Offerors to reconsider the proposal. Through the aforementioned negotiations, Tender Offerors proposed to the Target Company the Tender Offer Price to be JPY 5,380 on December 20, 2019. After that, the Tender Offerors and the Target Company agreed to make the Tender Offer with the Tender Offer Price at JPY 5,380 per share on December 23, 2019 and the Tender Offerors decided, for NAVER, at the board of directors held today, and for SoftBank, by the decision of Ken Miyauchi, Representative Director, President & CEO of SoftBank, who was authorized by the resolution of the board of directors of SoftBank held today, to implement the Tender Offer.

In addition, the Tender Offerors decided the Tender Offer Price based on each of the process described as follows.

(Background for NAVER to determine its Tender Offer Price)

(a) Name of the third party requested to provide opinion on valuation

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, NAVER requested Deutsche Bank, its financial advisor, as a third-party valuation institution independent from the Tender Offerors, ZHD or the Target Company, to evaluate the share value of the Target Company. Deutsche Bank is not a related party to, the Tender Offerors, ZHD or the Target Company, nor does it have any material interests in relation to the Tender Offer (except for the receipt of fees in connection with its engagement in relation to a series of transactions relating to a series of transactions relating to the Business Integration).

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(b) Summary of the opinion

Deutsche Bank has evaluated the value of the Target Company Common Shares by using the Average Market Price Method due to the fact that the Target Company Common Shares are listed on TSE, and a DCF Analysis in order to reflect financial forecasts and other information and data related to the Target Company provided by the management of NAVER in the evaluation.

The results of valuation made by Deutsche Bank with respect to the value of each common share of the Target Company is as follows:

Average Market Price Method     JPY 3,570 to JPY 4,585

DCF Analysis     JPY 3,819 to JPY 5,497

(c) Background for determining the Tender Offer Price taking into account such opinion

NAVER resolved at the meeting of its board of directors held on December 23, 2019 that the Tender Offer Price will be JPY 5,380 per share, based on a comprehensive review of various factors, including the results of due diligence in respect of the Target Company that took place from late October 2019 to early November 2019, precedent examples of premiums paid in tender offers by parties other than the Issuer where the parent company took or intended to take its listed subsidiary private upon completion of such tender offer, the likelihood of approval of the Tender Offer by the Target Company’s board of directors, the market trends of the price of the Target Company Common Shares, the prospects of subscription for the Tender Offer, in addition to the valuation analysis contained in the DB Valuation Report received from Deutsche Bank (please refer to “①Basis of Valuation” above for details), as well as taking into account results of the discussions and negotiations with the Target Company.

(Process that led up to Determination of a Tender Offer price by SoftBank)

(a)       Name of the third party from whom SoftBank received an opinion upon the valuation

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, SoftBank requested Nomura Securities, its financial advisor, as a third-party valuation institution independent from the Tender Offerors, ZHD, or the Target Company, to evaluate the share value of the Target Company. SoftBank received Nomura Valuation Report from Nomura Securities on December 23, 2019. Note that SoftBank has not received from Nomura Securities a fairness opinion regarding the fairness of the Tender Offer Price.

(b)       Summary of the opinion

According to Nomura Valuation Report, the methods adopted and the range of the values per share of the Target Company Common Shares, which were evaluated by such methods, are as follows:

Average Market Price Method    JPY 3,570 to JPY 4,585

DCF Analysis     JPY 3,412 to JPY 5,142

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(c)       Background to the decision on a tender offer price in consideration of the opinion

As described in “① Basis of Valuation” above, SoftBank decided to set the Tender Offer Price at JPY 5,380 per share as of today based on the result of the discussion and negotiation with NAVER and the Target Company, generally taking into account the result of initial due diligence conducted during the period from late September to early November, 2019, the actual examples of premium granted upon determining price of purchase in the past tender offers to Share Certificate, etc. in the issuers other than ones which are similar to the Tender Offer, circumstances of market share price of the Target Company Common Shares, whether or not for the board of directors of the Target Company to support the Tender Offer and the forecast of the tender to the Tender Offer in addition to the valuation result of the Nomura Valuation Report acquired from Nomura Securities as of December 23, 2019.

(ii)	Measures to Ensure the Fairness of the Tender Offer, such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest

Taking into the account the Target Company are the consolidated subsidiary of NAVER as of today, and the structural conflicts of interest may be issued in the consideration of the Delisting Procedures of the Target Company, the Tender Offerors and the Target Company have implemented the following measures from the perspective of ensuring the fairness of the Tender Offer.

(a)       Acquisition of a share valuation report from an independent third party valuation organization by Tender Offerors

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price, NAVER requested Deutsche Bank, its financial advisor, as a third party valuation institution independent from Tender Offerors, ZHD and the Target Company, to evaluate the share value of the Target Company. Deutsche Bank is not a related party to the Tender Offerors, ZHD or the Target Company, nor does it have any material interest in the Delisting Procedures, including the Tender Offer. Please refer to "① Basis of Valuation" above for an outline of the share valuation report relating to the valuation results of the share value of the Target Company acquired by NAVER from Deutsche Bank dated December 22, 2019.

In determining the Tender Offer Price in order to ensure the fairness of the Tender Offer Price, SoftBank requested Nomura Securities, its financial advisor, as a third party valuation institution independent from the Tender Offerors, ZHD or the Target Company, to evaluate the share value of the Target Company. Nomura Securities is not a related party to the Tender Offerors, ZHD or the Target Company, nor does it have any material interest in the Business Integration, including the Tender Offer. Please refer to "① Basis of Valuation" above for the summary of the share valuation report relating to Nomura Valuation Report acquired by SoftBank from Nomura Securities on December 23, 2019.

(b)       Acquisition of share valuation report and a fairness opinion from an independent third party valuation institution by the Target Company

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According to the Target Company Press Release, in examining the Tender Offer Price presented by the Tender Offerors and forming the opinion with respect to the Tender Offer, in order to ensure the fairness of the opinion, in July 2019, the Target Company retained J.P. Morgan Securities, a third party valuation institution independent from the Tender Offerors, ZHD or the Target Company, as its financial advisor and requested J.P. Morgan Securities to provide the valuation of the Target Company Common Shares and also requested J.P. Morgan Securities to provide a fairness opinion to the effect that the agreed price for share of the Target Company Common Shares in the Tender Offers in Japan and the U.S. (i.e., JPY 5,380 per share of the Target Company Common Shares, the same applies to this paragraph).

According to the Target Company Press Release, J.P. Morgan Securities performed a market share price analysis on the Target Company Common Shares considering the Target Company Common Shares are listed on the First Section of TSE, as well as a DCF Analysis based on the standalone business plan (not including the impact of the Business Integration) and financial projections prepared and furnished to J.P. Morgan Securities by the management of the Target Company in order to reflect the situation of the future business of the Target Company in the valuation and presented to the Target Company the JPM Valuation Report concerning the share value of the Target Company Common Shares (hereinafter, the “Share Value”) dated December 23, 2019.

Furthermore, according to the Target Company Press Release, J.P. Morgan Securities presented the JPM Fairness Opinion dated December 23, 2019 to the board of directors of the Target Company, to the effect that the agreed price for share of the Target Company Common Shares in the Tender Offers in Japan and the U.S. is fair to the holders of the Target Company Common Shares (except for the Tender Offerors and their affiliates) under a certain set of assumptions from a financial perspective. According to the Target Company Press Release, the JPM Valuation Report and JPM Fairness Opinion were provided solely for the benefit of the board of directors of the Target Company in connection with the evaluation of the Tender Offer and for information purposes in performing such evaluation. According to the Target Company Press Release, it should be noted that J.P. Morgan Securities is not a related party of the Tender Offerors, ZHD or the Target Company and has no material interest in the proposed Business Integration including the Delisting Procedure.

According to the Target Company Press Release, based on the JPM Valuation Report, the calculated ranges of the Share Value per share of the Target Company Common Shares based on each method are as indicated below.

According to the Target Company Press Release, in light of speculative press reports about the Business Integration having been published after TSE market hours on November 13, 2019, in performing the market share price analysis, J.P. Morgan Securities used November 13, 2019 as the record date (hereinafter, the “JPM Record Date”), and reviewed the per share closing price trading data of the Target Company on the JPM Record Date and the average daily closing share prices of the Target Company on TSE for the one-month, three-month and six-month periods concluding on the JPM Record Date.

According to the Target Company Press Release, the DCF Analysis was based on the business plan and financial projections of the Target Company for the fiscal year ending December 2019 through the fiscal year ending December 2029, earnings projections and investment plans as set forth in the business plans of the Target Company, the results of due diligence on and interviews with the Target Company, and other publicly available information and factors approved by the Target Company to be used by J.P. Morgan Securities.

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According to the Target Company Press Release, in calculating the Share Value, a range of discount rates of either 6.0%~7.0% or 10.5%~12.5% depending on the business segment of the Target Company is applied to the free cash flows projected to be produced by each business segment of the Target Company for the periods after fiscal year ending December 2021, while a range of perpetual growth rates of 1.0%~2.0% is used to calculate the perpetual growth value. According to the Target Company Press Release, the business plan of the Target Company, which was used by J.P. Morgan Securities for the purposes of the DCF Analysis with the approval of the Target Company, expects operating deficit for the fiscal years ending December 2019 and December 2020, due to the investments and high marketing costs associated with the strategic businesses, and expects a substantial increase in its profits after the fiscal year ending December 2021 as a result of the improvement of the profitability due to, among others, the decrease in marketing cost and positive impact from the business investments. According to the Target Company Press Release, as the Target Company Common Shares are listed on the New York Stock Exchange in addition to TSE, after carefully considering, among others, the risk under the U.S. securities regulations, it is decided that the business plan of the Target Company, which the DCF Analysis by J.P. Morgan Securities is based upon, is not disclosed on the Target Company Press Release.

Valuation method	Range of the Share Value per share of the Target Company Common Shares
Market Share Price Analysis	JPY 3,570 to JPY 4,585
DCF Analysis	JPY 4,371 to JPY 6,414

(Note) According to the Target Company Press Release, in preparing the opinions contained in the JPM Fairness Opinion and in conducting the share valuation of the Target Company Common Shares on which such opinions were based, including JPM Valuation Report (the same shall apply hereinafter), J.P. Morgan Securities has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan Securities by the Target Company or otherwise reviewed by or for J.P. Morgan Securities, and J.P. Morgan Securities has not independently verified (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. According to the Target Company Press Release, J.P. Morgan Securities has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has it evaluated the creditworthiness of the Target Company under any laws relating to bankruptcy, insolvency or similar matters. According to the Target Company Press Release, in relying on financial analyses and projections provided by the Target Company to J.P. Morgan Securities or derived therefrom, J.P. Morgan Securities has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Target Company to which such analyses or projections relate. According to the Target Company Press Release, J.P. Morgan Securities expresses no view as to such analyses or forecasts or the assumptions on which they were based. According to the Target Company Press Release, J.P. Morgan Securities has also assumed that the Tender Offer and any other transactions contemplated by the Definitive Business Integration Agreement (hereinafter, collectively referred to as “Tender Offer, etc”) will be consummated as described in the Definitive Business Integration Agreement, that the Tender Offer and the U.S. Tender Offer shall be commenced on the substantively same terms and conditions in all material aspects and that the final execution version of the Definitive Business Integration Agreement will not differ in any material respects from the draft thereof furnished to J.P. Morgan Securities.

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According to the Target Company Press Release, J.P. Morgan Securities is not a legal, regulatory, tax or accounting expert and relied on the assessments made by advisors to the Target Company with respect to such issues. According to the Target Company Press Release, J.P. Morgan Securities has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Tender Offer, etc would be obtained without any adverse effect on the Target Company or on the contemplated benefits of the Tender Offer, etc.

According to the Target Company Press Release, the JPM Fairness Opinion and the results of the share valuation of the Target Company Common Shares on which the JPM Fairness Opinion was based was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan Securities as of the date of the JPM Valuation Report. According to the Target Company Press Release, it should be understood that subsequent developments may affect the JPM Fairness Opinion and that J.P. Morgan Securities does not have any obligation to update, revise, or reaffirm such valuation results or opinion.

According to the Target Company Press Release, the JPM Fairness Opinion was limited to expressing the opinion to the effect that the agreed price for share of the Target Company Common Shares in the Tender Offers in Japan and the U.S. is fair to the holders of the Target Company Common Shares (except for the Tender Offerors and their affiliates) under a certain set of assumptions from a financial perspective, and J.P. Morgan Securities expressed no opinion as to the fairness of the Tender Offer Price in the Tender Offer to the holders of any class of securities, creditors or other constituencies of the Target Company, or as to the underlying decision by the Target Company to engage in the Tender Offer, etc. According to the Target Company Press Release, furthermore, neither the JPM Fairness Opinion nor the results of the share valuation of the Target Company Common Shares on which the JPM Fairness Opinion was based are intended to recommend a certain tender offer price to the Target Company, its board of directors, Tender Offerors or their board of directors, nor are they intended to advise that a certain tender offer price is the only appropriate tender offer price. According to the Target Company Press Release, J.P. Morgan Securities expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Tender Offer, etc, or any class of such persons relative to the Tender Offer Price in the Tender Offer, etc or with respect to the fairness of any such compensation. According to the Target Company Press Release, J.P. Morgan Securities expressed no opinion as to the price at which the Target Company Common Shares may trade at any future time. According to the Target Company Press Release, the JPM Fairness Opinion was limited to the amount payable in JPY and was not made to the USD amount to be paid to the holders of the Target Company Common Shares by applying the applicable exchange.

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According to the Target Company Press Release, the business plans and financial projections for the Target Company furnished to J.P. Morgan Securities by the Target Company (hereinafter, the “Projections”) were prepared by the management of the Target Company. According to the Target Company Press Release, the Target Company has not publicly disclosed the Projections provided to J.P. Morgan Securities in connection with J.P. Morgan Securities’ preparation of JPM Fairness Opinion and the share valuation of the Target Company Common Shares on which the JPM Fairness Opinion was based, and the Projections were not prepared with a view toward public disclosure. According to the Target Company Press Release, the Projections are inherently uncertain and were based on numerous variables and assumptions that may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. According to the Target Company Press Release, accordingly, actual results could vary significantly from those set forth in the Projections.

According to the Target Company Press Release, the foregoing summary of the JPM Fairness Opinion and the results of share valuation of the Target Company Common Shares on which the JPM Fairness Opinion was based does not purport to be a complete description of data referenced or presented by the Target Company Common Shares. The preparation of the JPM Fairness Opinion and JPM Valuation Report is a complex process and the foregoing summary of the result of the share valuation of the Target Company Common Shares and the valuation methods thereof does not necessarily present all aspects of the analysis conducted in an accurate manner. According to the Target Company Press Release, J.P. Morgan Securities believes that the results of its analyses must be considered as a whole and that selecting portions of such analyses, without considering all of such analyses as a whole, could create an incomplete view of J.P. Morgan Securities’ analyses and the processes underlying such analyses. According to the Target Company Press Release, in providing the JPM Valuation Report, J.P. Morgan Securities considered each analysis and factor in a comprehensive and holistic manner, did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether or how any individual analysis or factor, considered in isolation, supported or failed to support the JPM Valuation Report. According to the Target Company Press Release, none of the selected companies reviewed as described in the above analysis as a comparable company is identical to any operating units or subsidiaries of the Target Company. According to the Target Company Press Release, however, the companies selected were chosen because they are publicly traded companies with businesses that, for purposes of J.P. Morgan Securities’ analysis, may be considered similar to those of the Target Company, as the case may be. According to the Target Company Press Release, the analyses necessarily involve complex considerations and judgments concerning differences in financial and business characteristics of the companies involved and other factors that could affect the companies compared to the Target Company.

According to the Target Company Press Release, J.P. Morgan Securities has acted as financial advisor and third party valuation agent to the Target Company with respect to the proposed Business Integration including the Delisting Procedure and will receive a fee from the Target Company for its services, a substantial portion of which will become payable only if the proposed Business Integration including the Delisting Procedure is consummated.

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According to the Target Company Press Release, in addition, the Target Company has agreed to indemnify J.P. Morgan Securities against certain liabilities arising out of its engagement. During the two years preceding the date of the JPM Fairness Opinion, J.P. Morgan Securities and its affiliates have had commercial or investment banking relationships with the Target Company and SoftBank, for which J.P. Morgan Securities and its affiliates have received customary compensation. According to the Target Company Press Release, such services by J.P. Morgan Securities and/or its affiliates during such period have included J.P. Morgan Securities and/or its affiliates' acting as a Joint Active Bookrunner for the Target Company’s dual tranche Euro Yen Zero Coupon Convertible Bonds offering in September 2018, as a Lead Arranger and Lender for SoftBank’s Loan Agreement in August 2018, and as a Joint Global Coordinator for SoftBank’s Global Initial Public Offering in December 2018. According to the Target Company Press Release, in addition, J.P. Morgan Securities and its affiliates own less than 1% of the outstanding common shares of the Target Company, ZHD, and the Tender Offerors in its own accounts. According to the Target Company Press Release, in the ordinary course of businesses of J.P. Morgan Securities and its affiliates, they may actively trade the debt and equity securities of the Target Company, ZHD, NAVER or SoftBank for their own account or for the accounts of customers and, accordingly, J.P. Morgan Securities and its affiliates may at any time hold long or short positions in such securities.

(c)       Acquisition of advice from an independent law firm by the Target Company

According to the Target Company Press Release, prior to the proposal of the Tender Offer by the Tender Offerors, the Target Company selected Anderson Mori & Tomotsune in July 2019, and Sherman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) in August 2019 as a legal advisor, which was independent from the Tender Offerors, ZHD and the Target Company. The Target Company has received legal advice from those firms with respect to the procedures of the Business Integration and the decision-making process of the board of directors of Target Company and the method thereof.

Given that the Target Company received the proposal of the Tender Offer from the Tender Offerors, in ensuring the fairness of the Tender Offer, the Target Company has received legal advice from Anderson Mori & Tomotsune, and Sharman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) with respect to the procedures of the Business Integration and the Target Company’s board of directors’ decision-making process and methods.

Anderson Mori & Tomotsune and Sharman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho) are not related parties to the Tender Offerors, ZHD and the Target Company, nor do they have any material interests to be described in respect of the Delisting Procedures, including the Tender Offer.

(d)       Establishment of the Special Committee in the Target Company

(i) Background of establishment

According to the Target Company Press Release, in order to ensure the validity of the terms and conditions of a transaction and the fairness of procedures from the standpoint to improve the enterprise value of the Target Company and the benefit of its general shareholders in the Business Integration, the Target Company established an special committee (hereinafter, the “Special Committee”) on October 15, 2019, which consists of three persons, Rehito Hatoyama (Chairperson), Tadashi Kunihiro and Koji Kotaka who have no interests with the Tender Offerors, ZHD and the Target Company, are the outside directors of the Target Company notified to Tokyo Stock Exchange as an independent officer, and are judged to have the experience and eligibility necessary to consider the Business Integration.

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In considering the Business Integration, the Target Company consulted with the Special Committee with respect to (i) whether the Business Integration facilitates the improvement of the enterprise value and its purposed is reasonable, (ii) whether the fairness of procedures for the Business Integration is ensured, (iii) whether the validity of the terms and conditions of the Business Integration is ensured, and (iv) whether it is considered based on the above (i) to (iii) that the Business Integration is disadvantageous to the minority shareholders of the Target Company.

After the proposal of the Tender Offer from the Tender Offerors, given that [the Business Integration will fall within transactions with controlling shareholder provided in the Securities Listing Regulations of Tokyo Stock Exchange in the future if the Delisting Procedures including the Tender Offer is implemented, the Target Company continues to consult with the Special Committee, and made the following resolutions at the meeting of the board of directors held on November 18, 2019; the matters to consult with the Special Committee are changed to (i)whether the Business Integration facilitates the improvement of the enterprise value and its purposed is reasonable, (ii)whether the fairness of procedures for the Business Integration is ensured, (iii)whether the validity of the terms and conditions of the Delisting Procedures, including the Tender Offer Price of the Tender Offer, is ensured, (iv) whether it is considered based on the above (i) to (iii) that the Business Integration is disadvantageous to the minority shareholders of the Target Company, and (v) whether it is considered that it is reasonable to announce the opinion supporting the Tender Offers in Japan and the U.S. including the Tender Offer by the board of directors of the Target Company and recommend to tender the Tender Offers in Japan and the U.S. including the Tender Offer to the Target Company’s shareholders; the board of directors will accurately understand and comprehend the judgement of the Special Committee, and make the decision with respect to the Business Integration including the Tender Offer with the highest regard for the contents of the decision of the Special Committee; and the board of directors will not agree to the Tender Offer if the Special Committee determines that the execution or the terms and conditions of the Tender Offer are not valid.

In addition, the fixed compensation for the consideration for the service will be paid to each member of the Special Committee, regardless of its report.

(ii) Process of Review

According to the Target Company Press Release, the Special Committee held 18 meetings (28 hours in total) between October 15, 2019 and December 23, 2019. According to the Target Company Press Release, in between these meetings, the Special Committee also shared reports/information, deliberated and made decisions, among other actions, via email. According to the Target Company Press Release, it was through these means that the special committee carefully discussed and considered the Terms of Reference.

According to the Target Company Press Release, specifically, the Special Committee confirmed the independence and rich experiences of and appointed Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) as the legal advisors to the Special Committee. According to the Target Company Press Release, after interviewing multiple candidates and confirming a submitted disclosure letter describing the fact that they provided their services to other parties involved in the Business Integration in transactions other than the Business Integration, the Special Committee compared each candidate, and consequently, taking into consideration the nature of the services provided by BoA to other parties involved in the Business Integration in transactions other than the Business Integration, the fact that BoA has had a lot of experiences and their reputation, etc., determined that the fact that BoA provided aforementioned services to other parties will not prevent BoA from giving their independent advices to the Special Committee, and appointed BoA as the financial advisor and third party valuation firm for the Special Committee.

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According to the Target Company Press Release, moreover, the Special Committee confirmed the independence and wealth of experience of Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), the legal advisors to the Target Company, based on what was reported by such advisors, as well as the independence and wealth of experience of J.P. Morgan Securities, the financial advisor and third party valuation firm for the Target Company, based on what was reported by such advisor.

According to the Target Company Press Release, in addition, regarding the Target Company’s internal review structure on the Delisting Procedures, the Special Committee requested explanations from the Target Company’s management and Anderson Mori & Tomotsune, the legal advisor to the Target Company, with respect to the number of directors that have conflicts of interest. According to the Target Company Press Release, the Special Committee reviewed Anderson Mori & Tomotsune’s response based on the advice from Nakamura, Tsunoda & Matsumoto, the legal advisor to the Target Company, and considered carefully whether the Target Company’s internal review structure has any problems from a fairness point of view.

According to the Target Company Press Release, given that, the Special Committee received explanations from the Target Company’s management on the preparation process / objectives, contents and important assumed conditions of the Target Company’s stand-alone business plan (excluding the effects of the Business Integration) (hereinafter, the “Business Plan”), together with the integration synergies of the Business Integration, and had a question and answer session.

According to the Target Company Press Release, the Special Committee received advice from BoA, Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), as well as explanations with respect to the Business Integration from the Tender Offerors. According to the Target Company Press Release, in response, the members of the Special Committee asked various questions on the operation / governance policy of the Target Company after the Business Integration and the integrated company (meaning ZHD, hereinafter, “Integrated Company”, which will be the integrated company after the Business Integration), the evaluation of the Business Plan, the integration synergies of the Business Integration, the synergies anticipated between the NAVER group and the SoftBank group, the tender offer price of the Tender Offer proposed by the Tender Offerors, and the planned procedures of the Tender Offer and the Delisting Procedures after the implementation of the Tender Offer. According to the Target Company Press Release, the Special Committee received answers to these questions. According to the Target Company Press Release, moreover, the Special Committee received advice from BoA, as well as explanations from ZHD, which is the other party to the Business Integration. According to the Target Company Press Release, in response, the Special Committee asked various questions with respect to the Business Integration, including the operation / governance policy of the Target Company after the Business Integration and the Integrated Company, the evaluation of the Business Plan and the integration synergies of the Business Integration. According to the Target Company Press Release, the Special Committee received answers to these questions from ZHD.

According to the Target Company Press Release, thereafter, as described below in “(e) Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee” the Special Committee obtained the BoA Valuation Report regarding the Target Company Common Shares from BoA on December 23, 2019 prepared under certain prescribed conditions, and received explanations from BoA on the method for calculating the value of the Target Company Common Shares, the reasons for choosing such method, the results of calculations based on a DCF Analysis and the premium levels etc. in similar recent transactions in the Japan and the U.S. markets, as well as the details and assumptions related to such matters, deliberated those matters, and conducted a question and answer session. According to the Target Company Press Release, moreover, as described below in “(e) Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee” on December 23, 2019, the Special Committee received the BoA Fairness Opinion from BoA prepared under certain prescribed conditions, to the effect that the Tender Offer Price of the Target Company Common Shares etc. is fair to holders of the Target Company Common Shares etc. (except for the Tender Offerors and their affiliated companies) from a financial perspective, received explanations regarding its contents and assumed conditions, deliberated those matters and conducted a question and answer session.

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According to the Target Company Press Release, the Special Committee received a statement of intent that included the initial price proposal from the Tender Offerors on November 18, 2019, and the Special Committee received an explanation directly from the Tender Offerors of the rationale for the tender offer price. According to the Target Company Press Release, the Special Committee deliberated and considered the financial advice received from BoA and requested the Tender Offerors to increase the tender offer price, considering the Target Company’s stand-alone stock value and the premiums in similar cases. According to the Target Company Press Release, moreover, in order to clearly convey this request to the relevant parties, the Special Committee, of its own accord, requested its attendance at negotiations with the Tender Offerors on three occasions, and, having received the opportunity to express its opinion, the Special Committee did so.

According to the Target Company Press Release, the Special Committee received an explanation of a summary of the Integration Agreement and Capital Alliance Agreement, to which the Target Company was to become a party, from the Target Company’s management and Anderson Mori & Tomotsune, the Target Company’s legal advisor, and a question and answer session was conducted.

According to the Target Company Press Release, the Special Committee received advice from its legal advisors Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) regarding the Target Company and ZHD’s press release titled “Announcement Regarding Capital Alliance MOU on Business Integration,” dated November 18, 2019, SoftBank and NAVER’s press release titled “Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation (Securities Code: 4689) and LINE Corporation (Securities Code: 3938), and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation” dated November 18, 2019, and the Target Company’s draft press release at the time of the 17th meeting of the Special Committee titled “Announcement of Opinion Regarding the Planned Commencement of the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Co., Ltd. and NAVER Corporation, the Controlling Shareholder of LINE Corporation” dated December 23, 2019 (collectively referred to as the “Disclosure Documents”), requested and received explanations from Anderson Mori & Tomotsune, the legal advisor to the Target Company and its management, regarding the contents of the information scheduled to be disclosed by the Disclosure Documents, and conducted a question and answer session.

According to the Target Company Press Release, following the procedures noted above, the Special Committee received advice from Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), the legal advisors to the Special Committee e, and deliberated the draft of the Report multiple times.

(iii) Contents of Judgment;

According to the Target Company Press Release, under the background circumstances discussed above, and as a result of the Special Committee carefully discussing and considering the Terms of Reference based on (i) legal advice from Nakamura, Tsunoda & Matsumoto, the Special Committee’s legal advisor on Japanese law, and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), the Special Committee’s US legal advisor on U.S. law, and (ii) financial advice received from the special committee’s exclusive financial advisor and third-party valuation firm, BoA, as well as on the BoA Valuation Report and BoA Fairness Opinion dated December 23, 2019, obtained from BoA, the Special Committee unanimously agreed and submitted the Report dated December 23, 2019 to the Target Company’s board of directors, the details of which are outlined below.

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(i)       Report

(a)        The Business Integration, including the Tender Offer, can be seen as contributing to an increase in corporate value and being for a reasonable purpose;

(b)        The procedures for carrying out the Business Integration, including the Tender Offer, can be seen as having ensured fairness;

(c)        The terms of the Delisting Procedures, including the Tender Offer (excluding the prices for the Share Options and Convertible Bonds in the Tender Offer) can be seen as having ensured appropriateness;

(d)        Taken in light of (a) through (c) together, the announcement of an opinion in support of the Tender Offers in Japan and the U.S. including the Tender Offer and the resolution of the Target Company’s board of directors with regard to the Business Integration (including the [the Delisting Procedures] using a share consolidation or other methods after the Tender Offer) can be considered as not adverse to the interests of the minority shareholders;

(e)        It can be considered reasonable for the Target Company’s board of directors to express its opinion in support of the Tender Offers in Japan and the U.S., and recommend that the Target Company’s shareholders and the holders of the American Depositary Shares tender their shares in response to the Tender Offers in Japan and the U.S.

Please note that preparation of the Report regarding the U.S. Tender Offer and statement of the determinations and opinions stated in the Report (irrespective of whether they relate to the fairness of procedures or the price in the Tender Offer and the Delisting Procedures, or relating to any other matter) are based on the following assumptions reported by the Target Company and its advisors.

i

Documents submitted to the U.S. Securities and Exchange Commission in connection with the Tender Offer and the Delisting Procedures involving the Tender Offer will comply with applicable U.S. securities regulations (including, without limitation, disclosure of the proposed price and other related terms (including the timing of purchase and other procedural requirements of tender offers applicable pursuant to U.S. securities regulations) to the holders of the certificates subject to the U.S. Tender Offer including the American Depositary Shares).

ii

The price paid to holders of the certificates subject to the U.S. Tender Offer including the American Depositary Shares in the Delisting Procedures involving the Tender Offer will be a USD denominated price calculated by converting the Tender Offer Price to USD based on the market rate on the date of receipt by the tender agent of the certificates subject to the U.S. Tender Offer including the American Depositary Shares or the fair rate determined by a reasonable calculation method and process, minus the ordinary reasonable expenses and other fair expenses incurred in connection with the conversion from JPY to USD and termination of the deposit of American Depositary Shares.

 Additionally, since the Target Company is listed on both the Japanese and U.S. stock exchanges, the Special Committee makes it clear that the terms used in the Report are used in the way in which they are used in the laws of Japan (including, but not limited to the Companies Act) that are directly applicable to the Target Company as a company in which shares are listed on the Japanese stock exchange. Specifically, the term, “independence” (including the term used with regard to financial advisor and legal advisor of the Target Company), which the Special Committee uses, and the term used in the Special Committee's discussion of a ”MoM” and indirect “market check” are used in the way in which they are used in the laws of Japan and “Fair M&A Guidelines - Enhancing Corporate Value and Securing Shareholders' Interests” announced as of June 28, 2019 by the Ministry of Economy, Trade and Industry. Although it is possible that the terms similar to the aforementioned terms exist in the U.S. or each states of the U.S., the aforementioned terms and the usage of these terms with regard to the examination of the Special Committee are different from the terms and the usage of these terms used in the U.S. or each states of the U.S., and thus, in any disclosures, without supplementary explanations, these cannot be used in a confusing way with regard to the opinions of the Special Committee.

(ii)       Review

(a)        The Business Integration including the Tender Offer can be recognized to contribute to the advancement of the Target Company’s corporate value and be for a reasonable purpose due to the following.

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(i)        It was decided that the Target Company’s understanding regarding the purpose and significance of the Business Integration stated in “② Purpose and Background of the Tender Offer” in “(2) Basis and Reasons for Opinion” in “3. Details, Basis, and Reasons for Opinion Regarding the Tender Offer” is consistent with the objective reality, and even from the understanding of the members of the Special Committee, the Target Company’s outside directors, regarding the Target Company’s circumstances such as actively operating businesses in Asia, it is reasonable for the Target Company Group to seek to carry out the Business Integration upon a spirit of equality with the ZHD Group and play a proactive role in the operation of the Integrated Company after the Business Integration.

(ii)        Even though the Business Integration may be for a reasonable purpose as discussed above, in order to determine whether the Business Integration will in fact contribute to an increase in corporate value, the Special Committee considered it important to review the basic strategy and integration synergies of the Integrated Company and thus interviewed the Target Company’s management, as well as ZHD, and the Tender Offerors. As a result of the interviews, the Special Committee concluded that overall, there are no particularly unreasonable issues with respect to the basic strategy of the Integrated Company, and that integration synergies can be expected from the Business Integration.

・ Through discussions with the Target Company’s management, the Special Committee understands that the basic strategy of the Integrated Company includes: (i) quickly establishing itself as the domestic market leader with respect to its core services, (ii) cross-accessing the ZHD Group’s customer base and the Target Company Group’s customer base, and maximizing the user bases by mutually referring one’s existing customers to the other; and (iii) becoming an “AI tech company that leads the world from Japan and Asia” within a short period of time by developing new services that take advantage of the technical capabilities and know-how of both companies. Especially, regarding (iii), the Special Committee understands that the Integrated Company plans to make investment decisions in order to carry out mid-to-long-term investments in the field of AI-centric products, in an amount of approximately 100 billion JPY on a cash basis each year.

・ The Special Committee, through discussions with the Target Company’s management, understands that the Target Company’s management considers that there are synergies in marketing, attracting customers, Fintech and new businesses / system developments resulting from the Business Integration.

・ From the perspective of the Special Committee, Mr. Jungho Shin, the representative director and CWO who created the business model of the LINE message App and founded the Target Company, has greatly contributed to the improvement of the Target Company’s corporate value to date. Therefore, from the perspective of the Special Committee, he should receive due recognition in the Business Integration for his achievements thus far and should assume an important position in the Integrated Company and occupy a core position in its operations when considering its basic strategy and integration synergies.

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・ From the perspective of the Special Committee, an appropriate structure is required in order to achieve the synergistic effects of the Business Integration. Based on the question and answer session with the Target Company’s management, the Special Committee understands that the corporate structure ensures that the Target Company and ZHD will manage the Integrated Company on equal terms, through corporate governance measures including the Co-CEO system, the number of directors and the members of the product committee that decide on the products provided by the Integrated Company group. The Special Committee also understands that Mr. Jungho Shin, who is the Target Company’s CWO, will serve as the Chief Product Officer, who will be in charge of the product committee at the Integrated Company after the Business Integration. As a result, the Special Committee understands that he will assume an important position in the Integrated Company and occupy a core position in its operations.

・ The Special Committee asked ZHD the same questions, as the Special Committee considers it necessary that the views of the Target Company’s management and the views of ZHD on the other side of the Business Integration are consistent regarding the basic strategy, integration synergies and the corporate structure that enables the realization of the integration synergies. Because ZHD’s responses were consistent with the Target Company’s management’s responses, the Special Committee concludes that the Target Company’s management and ZHD do not have differing opinions regarding the Business Integration.

・ The Special Committee requested explanations from all parties (the Target Company’s management, ZHD, and the Tender Offerors) on whether there will be dis-synergies from the Business Integration and the details of the dis-synergies, if any. All parties responded that it is their understanding that there will not be any material dis-synergy. The Special Committee carefully considered this understanding of the parties and concluded that this understanding is not particularly unreasonable, in light of the objective circumstances of the Target Company.

(iii)       After reviewing comprehensively the facts that it received explanations from the Target Company that compared with other possibilities (including growth through the execution of a business on a stand-alone basis and without conducting an integration with another company), the Business Integration brings great integration synergies to the Target Company and contributes to an increase of the Target Company’s enterprise value, and from NAVER that transactions like selling the Target Company Common Shares without relying on the Business Integration are not anticipated, and received a response from both the Target Company and NAVER that they recognize that there are no realistic alternatives to the Business Integration, as well as factors such as the business environment faced by the Target Company, the risks associated with the execution of business on a stand-alone basis and the possibilities of integrating with a third party other than ZHD, the Special Committee concluded that in order to improve the Target Company’s corporate value, the Business Integration would be more effective than executing business on a stand-alone basis and there are no alternatives to the Business Integration that are more realistic than the Business Integration.

(b)        The Business Integration including the Tender Offer can be recognized as having ensured fairness in the procedures related to the Business Integration, and fair procedures were implemented in order to ensure the interests of ordinary shareholders, from the perspective of ensuring (1) a situation that one could view as being the same as if it were a transaction between independent parties, and (2) an opportunity for ordinary shareholders to make an appropriate judgment based on adequate information, due to the following points.

(i)        The Special Committee acknowledges that with respect to the Business Integration, an independent Special Committee was established at the Target Company and functioned effectively.

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(ii)        The Special Committee acknowledges that it obtained independent advice from Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), as well as BoA. The Special Committee also acknowledges that it obtained independent advice from outside experts Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), as well as J.P. Morgan Securities.

(iii)        The Special Committee acknowledges that it obtained a share valuation report from BoA, a financial advisor and an independent third party valuation firm that has a lot of experiences, as a basis for its determination regarding the Tender Offer and the Delisting Procedures. The Special Committee also acknowledges that it obtained a share valuation report from J.P. Morgan Securities, an independent third party valuation firm that has a lot of experiences, as the basis for its determination regarding the Delisting Procedures.

(iv)       The Special Committee obtained the BoA Fairness Opinion from BoA. The Target Company also obtained the JPM Fairness Opinion from J.P. Morgan Securities.

(v)        The Special Committee received an explanation from the Target Company’s management that, with respect to the internal examination framework for the Business Integration, Hae-Jin Lee, who also serves as NAVER’s Global Investment Officer, was excluded from the Target Company’s board discussion and decision-making regarding the Business Integration from the perspective of eliminating arbitrariness from the Target Company’s decision-making process in deliberating on and deciding upon the Business Integration. Additionally, the Special Committee questioned the Target Company’s management regarding the internal examination framework in the Business Integration and received answers that no employee concurrently serving at NAVER was involved in the Business Integration on the Target Company’s side. Based on these explanations and answers, the Special Committee judged that an examination framework independent from NAVER had been put in place. Moreover, with respect to the fact that the Target Company’s Representative Director and CWO, Jungho Shin, who also holds a position as Representative of Search and Clova Company, a company within NAVER, was involved in the decisions and deliberations regarding the Business Integration at the Target Company, the special committee determined that his involvement was not a problem for the fairness of the process based on, in addition to the explanation provided by Anderson Mori & Tomotsune, the following factors: (i) Six years had passed since he was transferred to the Target Company from NAVER; (ii) he did not, and was not in a position to, become involved in the deliberation or decision-making regarding the Business Integration by NAVER; (iii) the Target Company had received a written confirmation letter from him to the effect that, among other things, his involvement in the Business Integration was conducted solely for the benefit of the Target Company, and he would not in any way negotiate, consult with, deliberate or make contact regarding the Business Integration with the Target Company, ZHD, SoftBank or other related persons from the position of NAVER or a related person of NAVER; and (iv) his involvement was necessary and indispensable to the deliberation of the Business Integration by the Target Company.

(vi)       The Special Committee considered it possible to conduct a proactive market check in order to explore the possibility of strategic alternatives to improve enterprise value of the Target Company other than through the Business Integration. For this reason, the Special Committee asked NAVER to explain and deliberate on whether it would be possible for them to consider transactions whereby NAVER sells the shares of the Target Company that it owns, in lieu of the Business Integration. However, NAVER provided a clear answer to the effect that they do not anticipate that kind of transaction. Accordingly, the Special Committee determined that there would be limited meaning to conducting a proactive market check, whereby one explores and considers whether there are alternative potential buyers in the market, because there is no realistic alternative to the Business Integration. However, while it would be worthwhile to a certain extent to conduct an indirect market check even in this case by conducting the M&A transaction after having created an environment where it is possible to make a competing proposal by a potential buyer after the announcement of the transaction even though NAVER holds 72.64% of the Target Company Common Shares and is not considering selling them, and thus, if a third party implements a tender offer with the tender offer price higher than the Tender Offer Price and consequently the number of the shares which NAVER purchases in the Tender Offer is limited to a small number, NAVER can implement the Delisting Procedures after the Tender Offer, the Special Committee determined that in the Business Integration, since a relatively long term is kept after the announcement of the Tender Offer, even if other competitive tender offer is implemented, NAVER can commence the Delisting Procedures, the possibility of impacting the Delisting Procedures is limited and there is an indirect opportunity for alternative bidders to make a competing acquisition proposal.

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(vii)       The Special Committee received the explanation that there is not a condition precedent that requires a majority of the minority tender their shares in order to consummate the tender offer (“MoM”) based on the understanding that in light of the fact that NAVER owns 72.64% of the Target Company Common Shares, an MoM may enable a comparatively small number of shares to be used to interfere with the Tender Offer and it may be possible that the establishment of such a condition may not be in the interest of ordinary shareholders who wish to tender in the Tender Offer. The Special Committee found this point to be reasonable. Accordingly, the Special Committee determined that the absence of such condition is not unreasonable.

(viii)       The Special Committee acknowledges that there are plans to ensure an opportunity for ordinary shareholders to make an appropriate decision based on sufficient information about the Business Integration.

(ix)       The Special Committee concluded that coercive elements have been eliminated for reasons such as the Delisting Procedures after the implementation of the Tender Offer not including a transaction structure that cannot secure the right of shareholders to demand purchase of their shares or demand a decision on the price of their shares for dissenting shareholders and there being a plan to disclose a planned share consolidation based on the Tender Offer Price promptly after the Tender Offer.

(c)       Based on the following, it is acknowledged that the appropriateness of the transaction terms (excluding the prices for the Share Options and Convertible Bonds in the Tender Offer) of the Delisting Procedures, including the Tender Offer, has been ensured.

(i)        With respect to the method of acquisition, the Delisting Procedures are conducted for the purpose of taking the Target Company private by making the Target Company’s shareholders consist solely of NAVER and SoftBank. The Special Committee carefully discussed whether or not the method of conducting a share consolidation as the second step, following a first step of the Tender Offer, is an appropriate method to achieve that purpose. The Special Committee also carefully discussed the reasonableness of the type of purchase consideration used in the Tender Offer. One might have considered using shares of NAVER, SoftBank or the Integrated Company (ZHD) in lieu of cash consideration. However, the businesses of NAVER, SoftBank and ZHD are quite a bit different from the business of the Target Company. In addition, it may be thought that the use of cash consideration enables shareholders of the Target Company to avoid the risk of a decrease in the share price compared with what could occur were the consideration to be in the form of shares instead of cash. After comprehensively considering the afore-mentioned discussion, the Special Committee concluded that the type of purchase consideration used in the Tender Offer to be appropriate.

(ii)        The Tender Offer Price can be recognized as appropriate based on the following factors: ① Regarding the Business Plan that forms the basis of the valuation by the DCF Analysis in the BoA Valuation Report, the Special Committee received explanations from the Target Company’s management about the preparation process, objectives, and important assumptions, etc., asked questions to the Target Company’s management about the key factors of business growth potential related to each key point, core business synergies and other key points, etc., received their responses, and carefully discussed the reasonableness of the Business Plan based on these explanations and responses from the Target Company’s management.

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② the BoA Valuation Report does not contain points that can be recognized as unreasonable regarding the content of the valuation or the method of valuation, and the Tender Offer Price is above the top end of the range of market price analysis in BoA Valuation Report and within the range of the DCF Analysis; ③ the premium provided in the Tender Offer Price is considered a significant premium in comparison with the levels of [the premiums provided in similar transactions; ④ the Special Committee obtained the BoA Fairness Opinion from BoA, ⑤ the Tender Offer Price was agreed as a result of sincere negotiation between the Target Company and the Tender Offerors with the substantive involvement of the Special Committee, which of its own accord, requested its attendance at negotiations, attended negotiations on three occasions, and expressed its opinion.

Although the Share Options and the Convertible Bonds are subject to the Tender Offer, the purchase price for Share Options is JPY 1 per Share Option and the purchase price of the Convertible Bonds is below the face value thereof. Additionally, as of the announcement of the Tender Offer, the Target Company plans to express their opinion to the effect that the Target Company leaves it to the discretion of each holder of Share Options and Convertible Bonds as to whether to tender their Share Options and Convertible Bonds. Thus, the Special Committee withholds its opinion on the appropriateness of the purchase price of the Share Options and the Convertible Bonds.

(d)        As discussed above, we recognize that the Business Integration contributes to the advancement of the Target Company’s corporate value and that its purpose is reasonable, fairness has been ensured in the procedures related to the Business Integration, and appropriateness of the terms (excluding the prices for the Share Options and Convertible Bonds in the Tender Offer) of the Delisting Procedures, including the Tender Offer, has been ensured. Accordingly, we think that the announcement of an opinion in support of the Tender Offers in Japan and the U.S. including the Tender Offer and the resolution of the Target Company’s board of directors with regard to the Business Integration that involves the Delisting Procedures using a share consolidation or other methods after the Tender Offer, are not against the interests of the Target Company’s minority shareholders.

(e)        Accordingly, we believe it to be appropriate for the Target Company’s board of directors to express its opinion in support of the Tender Offers in Japan and the U.S. including the Tender Offer, and recommend that the Target Company’s shareholders and American Depositary Share holders tender their shares in response to the Tender Offers in Japan and the U.S. including the Tender Offer.

(e)	Acquisition of a share valuation report and a fairness opinion from an independent third party valuation organization by the Special Committee

According to the Target Company Press Release, in order to obtain expert advice and support regarding the matters such as the valuation of corporate value and price negotiations, the Special Committee retained BoA, a financial advisor and third-party valuation institution independent of the Tender Offerors and the Target Company, to calculate the share value of the Target Company Common Shares (including the American Depositary Shares, hereinafter, the “Target Company Common Shares etc.”) and submit an opinion (fairness opinion) as to whether or not the purchase price for the Target Company Common Shares etc. is fair to the holders of the Target Company Common Shares etc. (except for the Tender Offerors and their affiliated companies) from a financial perspective, and obtained the BoA Valuation Report and the BoA Fairness Opinion dated December 23, 2019 to the effect that the purchase price for the Target Company Common Shares etc. is fair to holders of the Target Company Common Shares etc. from a financial perspective, based on the assumptions set forth below and certain other conditions.

According to the Target Company Press Release, BoA examined the business reports prepared by the Target Company and various methods for evaluating the Target Company shares and determined that two evaluation methods below are appropriate.

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A.	Market share price analysis based on the fact that the Target Company Common Shares are traded on the First Section of the TSE
B.	Based on an assumption that the Target Company is a going concern, a DCF Analysis in order to reflect in the valuation the status of the future business activities of the Target Company, based on the assumptions set forth below and certain other conditions.

According to the Target Company Press Release, please note that BoA is not a Tender Offeror or the Target Company’s related party, and has no material conflict of interest that should be stated in relation to the Delisting Procedures including the Tender Offer.

According to the Target Company Press Release, the range of the share value per share of the Target Company Common Shares calculated based on such methods are as follows.

Method	Range of Share Value of the Target Company Common Shares per share
Market Share Price Analysis	JPY 3,570 ~ JPY 4,585
DCF Analysis	JPY 4,701 ~ JPY 6,293

According to the Target Company Press Release, in the market share price analysis used by BoA, due to the publication of speculative press reports concerning the Business Integration after the closing of the trading session of the TSE on November 13, 2019, calculations were carried out based on the closing price of JPY 4,585 for the Target Company Common Shares on the First Section of the TSE as of November 13, 2019, as the valuation record date, and the simple averages of the closing prices for one month, three months and six months prior thereto (respectively JPY 4,085, JPY 3,934, and JPY 3,570) were used to calculate the range of share values of the Target Company Common Shares of JPY 3,570 to JPY 4,585.

According to the Target Company Press Release, in the DCF Analysis, analysis was carried out based on the Target Company’s business plans and financial projections, the earnings and investment plans in the Target Company’s business plans, and other factors, such as information that has been disclosed publicly, that the Target Company submitted to BoA (as discussed below, however, BoA has not independently verified the accuracy and completeness of such materials, and does not bear any responsibility or obligation to conduct independent verification). According to the Target Company Press Release, the enterprise value and share value were analyzed by discounting the free cash flows expected to be generated by each business of the Target Company by a certain discount rate back to the current value, and a share value range of JPY 4,701 to JPY 6,293 per share was calculated. According to the Target Company Press Release, the Target Company’s business plans which constituted the assumptions of BoA’s calculation using the DCF Analysis in accordance with the instruction of the Target Company contemplate an operating loss due to the post of large marketing expenses and investments to strategic businesses in the fiscal years ending December 2019 and 2020 and a significant fluctuation in revenue due to the reduction of marketing expenses and the improvement of profit and loss according to the emergence of the effect through business investments after the fiscal year ending December 2021.

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According to the Target Company Press Release, these business plans and free cash flows reflected in the DCF Analysis do not include synergies from the Business Integration. Additionally, the discount rate (weighted average capital cost) was analyzed based on CAPM (capital asset pricing model) generally used in share valuation practice, and a discount rate range of 5.75% to 6.75% or 9.50% to 10.50% was applied. According to the Target Company Press Release, calculation of the going concern value used a perpetual growth rate analysis, and adopted a perpetual growth rate of 1.25% to 1.75% at the direction of the Target Company.

(Note)    According to the Target Company Press Release, the BoA Valuation Report and BoA Fairness Opinion were submitted in connection with the Special Committee of the Target Company’s board of directors examining the purchase price for the Target Company Common Shares etc. in the Tender Offer from a financial perspective in such role, and was submitted to the Special Committee of the Target Company’s board of directors for their convenience for the purpose of such examination. According to the Target Company Press Release, the BoA Fairness Opinion does not express any opinion or view whatsoever with respect to the other aspects of the Business Integration and does not express any opinion or view whatsoever with respect to consideration received by the holders of any type of security, creditors, or other interested parties of any of the parties in connection with the Business Integration. According to the Target Company Press Release, BoA does not express any opinion or view whatsoever with respect to the terms or other aspects of the Business Integration, including the form or structure, etc. of the Business Integration (excluding the purchase price for the Target Company Common Shares etc. in the Tender Offer to the extent expressly stated in the BoA Fairness Opinion), and does not express any opinion or view whatsoever with respect to other strategies that could be adopted by the Target Company or implemented by the Target Company, the relative merits of the Business Integration, or regarding the business decision-making in relation to carrying out or implementing the Business Integration. According to the Target Company Press Release, BoA does not express any opinion or recommendation whatsoever with respect to whether the Target Company’s shareholders should tender their shares for the Tender Offer or how the Target Company’s shareholders should exercise their voting rights or act in relation to the Business Integration or matters in connection therewith. According to the Target Company Press Release, BoA does not express any opinion or view whatsoever with respect to the fairness (irrespective of whether financial or otherwise) of the amount, nature, or other aspect of remuneration to the officers, directors, or employees of the parties to the Business Integration relative to the purchase price for the Target Company Common Shares etc. According to the Target Company Press Release, BoA does not express any opinion or view whatsoever with respect to the impact of the exchange rate in connection with the Tender Offer, and BoA Fairness Opinion is solely based on the purchase price for the Target Company Common Shares etc. in the Tender Offer expressed in JPY as mentioned above. According to the Target Company Press Release, BoA does not express any opinion whatsoever in relation to whether Target Company Common Shares etc. should be traded at any time, including after the Delisting Procedures are publicly disclosed or commenced. According to the Target Company Press Release, as stated, BoA has not been retained to solicit, and is not soliciting, any third party to express interest or make a proposal with respect to the purchase of all or part of the Target Company or for any alternative transaction.

BoA, in relation to the BoA Valuation Report and BoA Fairness Opinion, performed work including the following.

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A.	Considering the Target Company’s public information with respect to business and finance in certain scope.
B.	Considering the Target Company’s internal finance and operation information (including the Company’s financial projection (the “Target Company Projection”) which were prepared by the management) provided by the Company’s management to BoA and discussed between the Company’s management and BoA.
C.	Discussing with the Target Company’s management regarding the Target Company’s current and past business, operation, financial status and prospect
D.	Considering the trend of the Target Company Common Shares’ market share value on TSE and performing comparative analysis with the trend of the market share value of other companies, which BoA determined the relevance with the Company’s market share value.
E.	Performing comparative analysis between the information relating to Target Company’s financial and share exchange and the applicable information of Other Companies that BoA determined relevant.

According to the Target Company Press Release, when preparing the BoA Valuation Report and the BoA Fairness Report and carrying out the valuation analysis on which they are based, BoA did not independently verify the financial or other information and data publicly disclosed, submitted to BoA, or separately examined or discussed by BoA, assumed that such information and data was accurate and complete, and relied on the accuracy and completeness thereof. According to the Target Company Press Release, furthermore, BoA is not aware of any facts or circumstances that would cause such information or data to be inaccurate or could give rise to any misunderstanding in any material respect, and has relied on the representations of the Target Company’s management. According to the Target Company Press Release, the financial projections relating to the Target Company prepared by the Target Company’s management reflect the best projections and honest judgment of the Target Company’s management relating to the Target Company’s future performance obtainable at this time, BoA has received representations from the Target Company to the effect that they have been reasonably prepared, and BoA has used these as assumptions at the direction of the Special Committee of the Target Company’s board of directors. According to the Target Company Press Release, out of necessity, the BoA Valuation Report uses the current financial, economic, foreign exchange, market and other conditions and circumstances as assumptions (except for where otherwise stated in such analysis) as of the date of the BoA Valuation Report and the BoA Fairness Opinion, and is based on the information able to be obtained by BoA as of such date. According to the Target Company Press Release, circumstances arising after the date of the BoA Valuation Report and the BoA Fairness Opinion may affect the content of the BoA Valuation Report and the BoA Fairness Opinion, but BoA bears no obligation to update, revise, or reconfirm the BoA Valuation Report and the BoA Fairness Opinion.

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According to the Target Company Press Release, the BoA Valuation Report and the BoA Fairness Opinion do not infer or imply any opinion whatsoever with respect to any matter not expressly stated in the BoA Valuation Report and the BoA Fairness Opinion or anything after the submission date of the BoA Valuation Report and the BoA Fairness Opinion.

According to the Target Company Press Release, as explained above, the BoA analysis provided above is an outline of the main financial analysis in connection with the BoA Valuation Report and the BoA Fairness Opinion at the direction of the Special Committee of the Target Company’s board of directors, and does not encompass the entire analysis carried out by BoA in connection with the BoA Valuation Report and the BoA Fairness Opinion. According to the Target Company Press Release, the preparation of the BoA Valuation Report and the BoA Fairness Opinion and the analysis forming the basis thereof, was a complex analysis process involving various judgments regarding the appropriateness and relevance of each financial analysis methodology and the application of each method to the specific circumstances, and therefore it is not necessarily appropriate to state just part of the analysis results or a summary. According to the Target Company Press Release, the analysis by BoA needs to be considered as a whole. According to the Target Company Press Release, furthermore, extracting just one part of the analysis or factor, or only looking at the information in the tables, etc., without taking into consideration all of the analysis and factors considered or all of the explanations regarding analysis, may give rise to an misunderstanding or incomplete understanding of the process forming the basis for BoA’ analysis and opinion. According to the Target Company Press Release, the fact that a certain analysis is referred to in the above outline does not mean that such analysis was given more weight than other analyses mentioned in such outline.

According to the Target Company Press Release, when conducting its analysis, BoA took into account the performance of the industry, general business and economic circumstances, and other matters, but most of these are beyond the control of the Tender Offerors and the Target Company. According to the Target Company Press Release, the projections regarding the Target Company’s future performance on which BoA’s analysis was based do not necessarily indicate the actual value or future results, and the actual value and future results may be significantly better or worse than such projections. According to the Target Company Press Release, BoA’s analysis was performed as part of the analysis for the BoA Valuation Report and the BoA Fairness Opinion and was provided to the Special Committee of the Target Company’s board of directors in connection with the submission of the BoA Valuation Report and the BoA Fairness Opinion. According to the Target Company Press Release, BoA’s analysis was not carried out with the intention of constituting an appraisal, and does not indicate the price in the event that the business is actually sold or the price that any security whatsoever is traded at or may be traded at in future. According to the Target Company Press Release, therefore, the projections used in the above analysis and the valuation range elucidated in such analysis are by their nature materially uncertain, and should not be construed as indicating BoA’s opinion regarding the actual value of the Target Company.

According to the Target Company Press Release, purchase price for the Target Company Common Shares etc. was determined through negotiations between Tender Offerors and (based on the Special Committee’s opinion, intent, and requests, etc. with respect to material respects) the Target Company, not a financial advisor. According to the Target Company Press Release, the decision to disclose the opinion approving the Tender Offer was made solely by the Target Company’s board of directors in accordance with the recommendation of the Special Committee. As mentioned above, the BoA Valuation Report and the BoA Fairness Opinion were merely one of many factors considered by the Special Committee of the Target Company’s board of directors when examining the Business Integration, and must not be construed to be the deciding factor in the opinion of the Special Committee of the Target Company’s board of directors regarding the Business Integration or the purchase price for the Target Company Common Shares etc. in the Tender Offer.

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According to the Target Company Press Release, BoA has not conducted an independent appraisal or valuation of the Target Company’s assets or liabilities (irrespective of whether they are contingent liabilities or not), and has not provided such an appraisal or valuation. According to the Target Company Press Release, BoA has not carried out an on-site inspection of the Target Company’s assets or property either. According to the Target Company Press Release, BoA has not evaluated the Target Company’s ability to pay its debts or fair value under any applicable law relating to bankruptcy, inability to pay debts, or other matters similar thereto. According to the Target Company Press Release, in accordance with the directions of the Special Committee of the Target Company’s board of directors, BoA has assumed that the Tender Offer will be completed with the currently contemplated terms without the waiver, amendment, or revision of material terms or agreed matters, and that there will be no delay, restriction, or condition imposed (including order to cease and desist or to take amendment measure) that may have an adverse effect on Tender Offerors or the Target Company, or the planned interests of the Business Integration in the process of obtaining government, regulatory authority, or other authorization, permit, approval, exemption, or release necessary for the Delisting Procedures.

According to the Target Company Press Release, BoA serves as the financial advisor of the Special Committee of the Target Company’s board of directors in relation to the overall Business Integration, including the Business Integration, and receives a fee for such services. The payment of the part of the amount is conditioned on the submission of the fairness opinion and most of the amount is conditioned on the completion of the Tender Offer and the Target Company Squeeze-out (after the completion of the Tender Offer, in case the Target Squeeze-out is not completed by the end of December 2020, such fee will be paid on January 1, 2021). According to the Target Company Press Release, the Target Company has also agreed to indemnify BoA for all costs borne thereby in relation to its involvement and certain liabilities incurred thereby due it its involvement.

According to the Target Company Press Release, BoA and its affiliated companies are full-service securities firms and commercial banks, and provide a wide range of investment banking services, corporate and private banking services, asset and investment management, financing, and financial advisory services, and other commercial services and products to companies, government agencies, and individuals, and are engaged in securities, financial product and derivatives trading, foreign exchange, and other brokerage services, as well as investing on their own account. According to the Target Company Press Release, in the course of their ordinary business, BoA and its affiliated companies invest in securities, such as shares and bonds, and other financial products (including derivatives and bank loans or other debt) of Tender Offerors, the Target Company, ZHD, and their respective affiliated companies, on their own account or the account of customers, operate funds in which Tender Offerors, the Target Company, and their respective affiliated companies invest, acquire or hold long or short positions in Tender Offerors, the Target Company, and their respective affiliated companies, and provide funds, sell or purchase, or otherwise carry out transactions with respect to such positions.

According to the Target Company Press Release, BoA and its affiliated companies have provided and currently provide investment banking services, commercial banking services, and other financial services to the Tender Offerors, the Target Company, ZHD, and its affiliated companies, and may also do so in the future.

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According to the Target Company Press Release, BoA and its affiliated companies receive fees for the provision of such services, and may receive fees in the future as well. According to the Target Company Press Release, these include, but not limited to, (i) serving as the dealer manager and consent solicitation agent with respect to the SBG Corp. consent solicitation and exchange offer for foreign currency denominated senior notes issued in 2015, conducted in March 2018, (ii) serving a joint global coordinator for the issuance of $3.3 billion of USD denominated senior notes conducted by SBG Corp. in April 2018, and (iii) serving as an international active joint bookrunner for the listing and share price setting for the initial public offering for SoftBank.

According to the Target Company Press Release, BoA expresses no opinion or view with respect to any law, regulation, accounting, tax, or similar matter in relation to the Target Company or the Delisting Procedures, and has relied on the assessment of these matters by the Target Company, at the direction of the Special Committee of the Target Company’s board of directors. According to the Target Company Press Release, BoA is of the understanding that the Target Company has received advice from qualified experts with respect to such matters that the Target Company deems necessary.

(f)	Acquisition of advice from an independent law firm for the Special Committee

According to the Target Company Press Release, as stated in “(d) Establishment of a special committee in the Target Company”, the Special Committee has retained Nakamura, Tsunoda & Matsumoto and White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo), as a legal adviser independent from the Tender Offerors, ZHD and the Target Company in order to obtain the professional advice with respect to the fairness of procedures and has received the legal advice including the procedures of the Delisting Procedures and the review method and processes in the Special Committee in relation to the Delisting Procedures.

Nakamura, Tsunoda & Matsumoto or White & Case Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho)/White & Case (Gaikokuho-Kyodo-Jigyo) is not related party to Tender Offerors, ZHD and the Target Company and nor do they have no material interests to be described with respect to the Delisting Procedures including the Tender Offer.

(g)       Approval of all the directors of the Target Company without interests and the opinion of all the statutory auditors of the Target Company without interests that they have no objection

As stated above in “1. Purpose of Purchase”; “(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer”; “③ Process and Reasons for the Decision that led to the Target Company's Approval of the Tender Offer”,the Target Company’s Board of Directors carefully discussed and examined whether the Delisting Procedures, including the Tender Offer, serve to improve the Target Company’s corporate value and whether the transaction terms relating to the Delisting Procedures, including the Tender Offer, are appropriate, based on legal advice from received from Anderson Mori & Tomotsune and Shearman & Sterling Registered Foreign Lawyers’ Office (Gaikokuho-Jimu-Bengoshi-Jimusho), advice from a financial perspective received from J.P. Morgan, the JPM Valuation Report and JPM Fairness Opinion as of the same date received from J.P. Morgan, and the BoA Valuation Report and BoA Fairness Opinion submitted via the Special Committee, while giving full respect to the judgment of the Special Committee stated in the Report.

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Consequently, as stated above in “1. Purpose of Purchase”; “(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer”; “③ Process and Reasons for the Decision that led to the Target Company's Approval of the Tender Offer” the Target Company’s board of directors determined that the Delisting Procedures serve to improve the corporate value of the Target Company and the transaction terms of the Delisting Procedures including the Tender Offer were appropriate. At the meeting of the board of directors held today, the board members who participated in deliberations and resolutions unanimously passed a resolution as of today, as the Target Company’s opinion, to announce approval of Tender Offers in Japan and in the U.S. including the Tender Offer if the Tender Offers in Japan and in the U.S. including the Tender Offer commences, to recommend that the Target Company’s shareholders and holders of the American Depositary Shares tender their shares for the Tender Offers in Japan and the U.S. including the Tender Offer, and that holders of the Share Options and the Convertible Bonds determine at their own discretion whether to tender.

Of the Target Company’s three statutory auditors (all outside statutory auditors), except for an outside statutory auditor who could not attend due to work (Yoichi Namekata), two of them participated in deliberations at this meeting of the board of directors, and voiced their opinion that they had no objection to the above resolution. Moreover, it is confirmed that Yoichi Namekata, who could not attend the meeting of the board of directors, prior to the meeting, voiced his opinion that he had no objection to the above resolution, after being given the explanations about the Tender Offer.

Of the Target Company’s directors, because Mr. Hae Jin Lee also serves as NAVER’s Global Investment Officer, so from the standpoint of eliminating arbitrariness in the decision-making process when examining and making decisions on the Business Integration, he did not participate in the deliberations and resolution of the Target Company’s board of directors regarding the Business Integration and did not participate in discussions or negotiations with NAVER for the Target Company. Additionally, after proposal of the Tender Offer, from the standpoint of eliminating arbitrariness in the decision-making process when examining the Tender Offer, he did not participate in deliberation and resolutions of the Target Company’s board of directors regarding the Business Integration involving the Tender Offer, including the above meeting of the board of directors held today and did not participate in discussions or negotiations with NAVER for the Target Company.

(h)       Measures to ensure purchase opportunities from other tender offeror

The Target Company has not entered into any agreements with the Tender Offerors that would restrict Target Company’s contact with competitive potential bidders, such as agreements that include safeguarding provisions that would prohibit the Target Company from having contact with the competitive potential bidder.

In addition, the Tender Offerors are scheduled to set a Tender Offer Period of 30 business days or more, which is longer than the Japanese statutory minimum of 20 business days. By setting a comparatively long-term tender offer period, the Tender Offerors intend to ensure the appropriate opportunity for the Target Company’s shareholders to decide on whether to tender the Tender Offer.

③ Relationships with valuation organization

Deutsche Bank, financial advisor of NAVER (valuation institution), is not a related party to the Tender Offerors, ZHD or the Target Company, nor does it have any material interests in relation to the Tender Offer. Nomura Securities, financial advisor of SoftBank (valuation institution), is not a related party to the Tender Offerors, ZHD and the Target Company nor does it have any material interest to be described in relation to the Tender Offer.

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(5) Number of Share Certificates, etc. to be purchased

Number of shares to be purchased	Lower limit of shares to be purchased	Upper limit of shares to be purchased
83,606,486 shares	― Shares	― Shares

(Note 1) [The Tender Offerors do not set the upper or lower limit of shares to be purchased and the Tender Offerors will purchase all the Tendered Share Certificates, etc.

(Note 2) The upper limit of shares to be purchased has not set in the Tender Offer, so the number of shares to be purchased is 83,606,486 shares, the upper limit of the Target Company Common Shares that the Tender Offerors may acquire through the Tender Offer. Such upper limit is calculated as follows: (i) 240,961,642 shares, all the outstanding shares of the Target Company as of September 30, 2019, as stated in the Target Company’s Quarterly Securities Report for the Third Quarter of the 20th Fiscal Year , which includes 8,780,253 shares of the original shares of the American Depositary Receipts (the number of shares that would have been converted into the Target Company Common Shares from the American Depositary Receipts); plus (ii) 268,364,328 shares, the total number of the Target Company Common Shares to be issued upon exercise of all the Share Options (7,873,600 shares) and the Target Company Common Shares to be issued upon exercise of all share options with the Convertible Bonds (19,529,086 shares), less (iii) 9,764,543 shares, the total number of the Target Company Common Shares owned by NAVER (174,992,000 shares) and the Target Company Common Shares to be issued upon exercise of share options with the Convertible Bonds held by NAVER, and the number of treasury shares owned by the Target Company as of September 30, 2019 as stated in the Target Company’s Quarterly Securities Report for the Third Quarter of the 20th Fiscal Year (1,299 shares).

(Note 3) Shares less than one unit are also eligible for the Tender Offer. If a right to demand purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act, the Target Company may purchase the shares in the Target Company during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 4) There is not plan to acquire the treasury stock held by the Target Company through the Tender Offer.

(Note 5) The Tender Offerors has the plan in that SoftBank will purchase the number of the Target Company Shares equal to 50% of each type of the Tendered Share Certificates, etc. and NAVER will purchase the number of the Target Company Shares equal to 50% of the remaining thereof, provided, however, that if there is a fraction in the number of any type of the Tendered Share Certificates, etc. that each of the Tender Offerors will purchase, the number of such type of the Tendered Share Certificates, etc. that SoftBank will purchase will be rounded up, and the number of such type of the Tendered Share Certificates, etc. that NAVER Offerors will purchase will be rounded down.

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(6) Changes in Ownership Ratio of Share Certificates, etc. as a Result of Purchases

Number of voting rights represented by Share Certificates, etc. held by the Tender Offerors before the Tender Offer	1,847,565	(Ownership ratio of Share Certificates, etc. before the Tender Offer 70. 07%)
Number of voting rights represented by Share Certificates, etc. held by special related parties before the Tender Offer	0	(Ownership ratio of Share Certificates, etc. before the Tender Offer 0.00%)
Number of voting rights represented by Share Certificates, etc. held by the Tender Offerors after the Tender Offer	2,636,680	(Ownership ratio of Share Certificates, etc. after the Tender Offer 100.00%)
Number of voting rights represented by Share Certificates, etc. held by special related parties after the Tender Offer	0	(Ownership ratio of Share Certificates, etc. after the Tender Offer 0.00%)
Number of voting rights of all shareholders of the Target Company	2,408,550

(Note 1)    “Number of voting rights represented by Share Certificates, etc. held by special related parties before the Tender Offer” and “Ownership ratio of Share Certificates, etc. before the Tender Offer” are scheduled to be disclosed by the commencement of the Tender Offer upon the investigation of the Share Certificates, etc. held by each special related party, excluding the Target Company Shares owned by the Tender Offerors who fall under special related parties each other and the treasury stock held by the Target Company (the same shall apply hereinafter in Note 2). The Share Certificates, etc. held by each special related party are also eligible to the Tender Offer, so “Number of voting rights represented by Share Certificates, etc. held by special related parties after the Tender Offer” is set at 0.

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(Note 2)     “Number of voting rights of all shareholders of the Target Company” represents the number of voting rights of all shareholders as stated in the stock ledger as of September 30, 2019 stated in the Target Company’s Quarterly Securities Report for the third Quarter of the 20th Fiscal Year. However, since all shares less than one unit, the Share Options and the Convertible Bonds are eligible to the Tender Offer, the denominator for the calculation of the “Ownership ratio of Share Certificates, etc. before the Tender Offer” and “Ownership ratio of Share Certificates, etc. after the Tender Offer” was the number of voting rights (2,636,680 shares) pertaining to Total Number of Voting Shares of the Target Company (263,668,029 shares).

(Note 3)     “Ownership ratio of Share Certificates, etc. before the Tender Offer” and “Ownership ratio of Share Certificates, etc. after the Tender Offer” have been rounded off to the second decimal place.

(7) Purchase price JPY 372,010,600,290

(Note 1) The purchase price is the amount calculated as follows: (i)the amount obtained multiplying 69,164,943 shares, the number of the Target Company Common Shares of the remainder after the number of shares to be purchased (83,606,486 shares) has been subtracted by (a) the number of the Target Company Common Shares to be issued upon exercise of the 22nd Series Share Options, the 23th Series Share Options and the 24th Series Share Options which are unable to be exercise because the exercise periods of those share options do not come during the Tender Offer Period (4,695,000 shares), and (b) the number of the Target Company Common Shares to be issued upon exercise share options with the Convertible Bonds, excluding the Target Company Common Shares to be issued upon exercise share options with the Convertible Bonds held by NAVER excluding the number of shares to be purchased (9,764,543 shares) (Note2), by the Tender Offer Price (JPY 5,380); plus (ii) the total amount obtained multiplying the number of the unit of the 22nd Series Share Options (30,240 units), the 23th Series Share Options (240 units) and the 24th Series Share Options (16,470 units) by the purchase price per unit of each share option (JPY1), respectively.

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(Note 2) Since it is not assumed that the Convertible Bonds will be offered in the Tender Offer because the Tender Offer Price is substantially below the face value thereof (27.96% discount for the Convertible Bonds due 2023 and 28.45% discount for the Convertible Bonds due 2025), so the Convertible Bonds are scheduled to be redeemed at the amount more than the face value under the Early Redemption Provision after the Tender Offer, the total number of the Target Company Common Shares to be issued upon exercise share options with the Convertible Bonds is not considered in the calculation of the purchase price above.

(8) Other Terms and Conditions and Methods of Purchases

① Other Terms and Conditions and Methods of Purchases

We will announce the settlement method, the date of the notice with the commencement of the Tender Offer, and other terms and conditions and methods of purchases as soon as they are set. Nomura Securities Co., Ltd. will be retained as a tender offer agent.

② Others

The Tender Offerors are scheduled to conduct the U.S. Tender Offer in parallel with the Tender Offer. The terms and conditions of the tender offer to be conducted in the United States and other terms and conditions are scheduled to be disclosed on the SEC's website (www.sec.gov), etc. as soon as they are set.

3.	Managing Policy following the Tender Offer and the Outlook Going Forward

Please refer to "(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer" in "1. Purpose of Purchase" above for details of the managing policy following the Tender Offer.

4.	Other Information

(1) Existence and details of agreements executed between the Tender Offerors and the Target Company or its officers

① Existence and details of agreements executed between the Tender Offerors and the Target Company or its officers

The Tender Offerors, ZHD and the Target Company have entered into the Definitive Business Integration Agreement as of today. Please refer to “(3) Important Agreements Concerning the Tender Offer” in "1. Purpose of Purchase" above for the summary thereof.

According to the Target Company Press Release, at the meeting of the board of directors held today, the board of directors of the Target Company resolved to express the opinion that the board of directors agreed to the Tender Offers in Japan and the U.S. including the Tender Offer and recommend that all of its shareholder tender the Target Company Common Shares to the Tender Offers in Japan and the U.S. including the Tender Offer.

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On the other hand, as for, the board of directors resolved to leave the decision of whether to tender the Share Options and the Convertible Bonds to the Tender Offers in Japan and the U.S. including the Tender Offer to each holder of the Share Options and the Convertible Bonds. For the details of the process to make the decision in the Target Company, please refer to "(g) Approval of all the directors of the Target Company without interests and the opinion of all the statutory auditors of the Target Company without interests that they have no objection" in "(ii) Measures to ensure the fairness of the Tender Offer, such as measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest" in "② Process of Valuation" in "(4) Basis for Valuation of the Price of Purchase " in "2. Outline of the Purchase".

② Background, purpose and decision-making process to the decision to conduct the Tender Offer and the management policy after the Tender Offer

Please refer to “(2) Background, Purpose and Decision-making Process of the Decision to Implement the Tender Offer, and the Management Policy after the Tender Offer” in "1. Purpose of Purchase" above for the background, purpose, and decision-making process to the decision to conduct the Tender Offer and the management policy after the Tender Offer.

③ Measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and measures to avoid conflicts of interest

Please refer to "(ii) Measures to ensure the fairness of the Tender Offer, such as measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest " in "② Process of Valuation" in "(4) Basis for Valuation of the Price of Purchase" in "2. Outline of the Purchase".

(2) Other information judged necessary by an investor to determine whether or not to offer purchases.

The Tender Offer will be conducted as a part of transactions to realize the Business Integration. The Tender Offerors issue the Press Release concerning the Definitive Business Agreement and ZHD and the Target Company issue a press release entitled “Concerning the execution of the definitive agreement with respect to business integration”, respectively as of today. Please refer each press release for the details of the Business Integration.

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This press release contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities and Exchange Act of 1934. Known or unknown risks, uncertainties and other factors could cause actual results to differ substantially from the projections and other matters expressly or impliedly set forth herein as "forward-looking statements". Neither the Tender Offerors nor any of their affiliated companies guarantee that such expressed or implied projections set forth herein as “forward-looking statements” will eventually prove to be correct. The “forward-looking statements” contained in this press release have been prepared based on information held by the Tender Offerors and the Target Company as of the date of this press release and, unless otherwise required under applicable laws and regulations, neither the Tender Offerors nor any of their affiliated companies assume any obligation to update or revise this press release to reflect any future events or circumstances.

Each financial adviser of the Tender Offerors, the Target Company and its Special Committee, and their tender offer agent (including these affiliates) may, within their ordinary course of business and to the extent permitted under Japanese financial instruments laws and other applicable laws and in accordance with the requirements of Rule 14e-5(b) of the U.S. Securities and Exchange Act of 1934, prior to the commencement of the Tender Offer or during the Tender Offer Period, purchase or conduct any action to purchase the shares of the Target Company for their own account or for their customers’ accounts. If any formation concerning such purchase is disclosed in Japan, disclosure will also be made on the English website (or other disclosure method) of the financial advisors or the tender offer agent who made such purchase.

The Tender Offer as stated in this press release has not yet commenced. This press release is disclosed for the purposes only to provide information and does not constitute an offer or solicitation for purchase of any securities. At the commencement of this Tender Offer, the Tender Offerors (and/or their affiliates if applicable) will file a tender offer statement with SEC in accordance with Schedule TO, including tender to purchase, format of deed of transfer and other documents relating to the Tender Offer, and the Target Company will file a Statement of Opinion under the Schedule 14D9 regarding the Tender Offer with the SEC. The Tender Offerors will mail these documents to the shareholders of the Target Company. These documents contain important information regarding the Tender Offer, and investors and shareholders are advised to read these application documents carefully when obtaining these documents. These and other documents filed by the Tender Offerors and the Target Company may be available for free on the SEC's website at www.sec.gov. Tender to purchase and related materials may also be available for free by contacting the information agent for the Tender Offer when available.

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